47


05007110

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Giordano Int'l Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 08 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3280 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/8/05

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780


RECEIVED
2005 APR -7 P 2:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12-31-04


GIORDANO

Giordano International Limited
佐 丹 奴 國 際 有 限 公 司

A N N U A L
R E P O R T
2 0 0 4
年 報

The Standard (Monday, April 4, 2005) File No. 82-3780

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 709)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Giordano International Limited ("Company") will be held at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong on Friday, April 29, 2005 at 11:00 a.m. for the following purposes:

As ordinary business:

1. To receive and consider the audited consolidated financial statements and the reports of the directors and auditors for the year ended December 31, 2004;
2. To declare a final dividend for the year ended December 31, 2004;
3. To declare a special final dividend for the year ended December 31, 2004;
4. To re-elect retiring directors;
5. To re-appoint the auditors and to authorize the directors to fix their remuneration;

As special business:

6. To consider and, if thought fit, pass, with or without modifications, the following resolution as an Ordinary Resolution:

"**THAT**:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to allot, issue or otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the directors of the Company may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers at any time during or after the end of the Relevant Period; and

(b) the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the directors of the Company pursuant to such mandate, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of rights of subscription or conversion under the terms of any warrants or other securities issued by the Company carrying a right to subscribe for or purchase shares of the Company; or (iii) the exercise of any option under any share option scheme of the Company adopted by its shareholders for the grant or issue to eligible persons options to subscribe for or rights to acquire shares of the Company; or (iv) any scrip dividend or other similar scheme implemented in accordance with the Bye-Laws of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on its Register of Members on a fixed record date in proportion to their holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or stock exchange in any territory outside Hong Kong).";

7. To consider and, if thought fit, pass, with or without modifications, the following resolution as an Ordinary Resolution:

"**THAT**:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to exercise all powers of the Company to purchase shares in the capital of the Company subject to the following conditions:

(a) the exercise of all powers pursuant to such mandate shall be subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other applicable stock exchange; and

(b) the aggregate nominal amount of shares purchased pursuant to such mandate shall not exceed ten percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."; and

8. To consider and, if thought fit, pass, with or without modifications, the following resolution as an Ordinary Resolution:

"**THAT** subject to the passing of the above resolutions numbered 6 and 7, the general mandate granted to the directors of the Company to allot, issue, or otherwise deal with additional shares of the Company during the Relevant Period (as defined in that Resolution) be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the directors of the Company pursuant to their exercise of the powers of the Company to purchase such shares, provided that such amount shall not exceed ten percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

By order of the Board
YIU Yuen Wah, Christiana
Company Secretary

Hong Kong, April 4, 2005

Notes:

(i) *A shareholder entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a shareholder of the Company.*

(ii) To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting and any adjourned meeting.

(iii) The Register of Members of the Company will be closed from Tuesday, April 26, 2005 to Friday, April 29, 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final and special final dividends (which will be payable on or about Friday, May 13, 2005) and for attending the forthcoming Annual General Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Monday, April 25, 2005.

(iv) Shareholders are recommended to read the Explanatory Statement appended to the annual report which contains important information concerning the above resolution no. 7.

(v) Pursuant to Bye-law 70 of the Bye-laws, a poll may be demanded by: (a) the chairman of such meeting; (b) at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; (c) a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or (d) a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

(vi) In relation to the above resolution no. 7, the directors wish to state that they have no immediate plan to repurchase any existing shares of the Company.

As at the date of this announcement, the Board of the Company comprises four independent non-executive directors, namely, Mr. Au Man Chu, Milton, Mr. Barry John Buttifant, Mr. Kwong Ki Chi and Mr. Lee Peng Fei, Allen; and three


GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 709)

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON APRIL 29, 2005

I/We (note 1) ______________________________

of ______________________________

being the registered holder(s) of (note 2) ______________________________ shares

of HK$0.05 each in the capital of Giordano International Limited (the "Company"), **HEREBY APPOINT** (note 3) the chairman of the meeting or ______________________________ of

______________________________ as

my/our proxy to attend for me/us and on my/our behalf at the Annual General Meeting of the Company (the "Meeting") to be held at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong on Friday, April 29, 2005 at 11:00 a.m., or at any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modifications, the proposed resolutions set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR (note 4)	AGAINST (note 4)
1.	To receive and adopt the audited financial statements and the reports of the directors and auditors for the year ended December 31, 2004.		
2.	To declare a final dividend for the year ended December 31, 2004.		
3.	To declare a special final dividend for the year ended December 31, 2004.		
4.	(i) To re-elect Mr. Au Man Chu, Milton as a director.		
	(ii) To re-elect Mr. Fung Wing Cheong, Charles as a director.		
	(iii) To re-elect Mr. Kwong Ki Chi as a director.		
5.	To re-appoint Messrs. PricewaterhouseCoopers as auditors and to authorize the directors to fix their remuneration.		
6.	To grant a general mandate to the directors to issue shares in the Company.		
7.	To grant a general mandate to the directors to repurchase shares in the Company.		
8.	To extend the general mandate granted to the directors to issue shares by adding the number of shares purchased.		

Dated this ________ day of ________________ 2005 Signature(s) (note 5) ______________________

Notes:

1. Please insert full name(s) and address(es) in **BLOCK CAPITALS**. The names of all joint holders should be stated.
2. Please insert the number of shares of HK$0.05 each in the capital of the Company to which this form of proxy relates and registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the chairman of the meeting is preferred, strike out the words "the chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under its seal or under the hand of an officer or attorney duly authorized.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof (as the case may be).
7. Where there are joint holders of any share of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members of the Company in respect of such share shall alone be entitled to vote in respect thereof.
8. Your proxy need not be a shareholder of the Company.
9. Completion and deposit of this form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the said Meeting, this form of proxy will be deemed to have been revoked.

GIORDANO

佐丹奴國際有限公司

(於百慕達註冊成立之有限公司)

(股份代號：709)

二零零五年四月二十九日舉行之
股東週年大會適用之代表委任表格

本人/吾等 *(附註1)* ______________________________

地址為 ______________________________

登記持有佐丹奴國際有限公司(「本公司」)股本中每股面值港幣五仙之股份共 *(附註2)* ______________ 股，

茲委任 *(附註3)* 大會主席或 ______________________________

地址為 ______________________________

為本人/吾等之代表，出席於二零零五年四月二十九日(星期五)上午十一時正在香港九龍長沙灣道七七七至七七九號天安工業大廈三樓B座舉行之本公司股東週年大會(「大會」)或其任何續會，考慮及酌情通過載列於該大會(或其任何續會)通告內建議之決議案(或任何修訂之決議案)，並在該大會上代表本人/吾等以本人/吾等之名義就有關下列之決議案投票，如表格未有明確指示者，則本人/吾等委派之代表有權自行作出決定。

決議案	贊成 *(附註4)*	反對 *(附註4)*
1. 省覽及採納截至二零零四年十二月三十一日止年度之經審核財務報表、董事會及核數師報告書。		
2. 宣布派發截至二零零四年十二月三十一日止年度之末期股息。		
3. 宣布派發截至二零零四年十二月三十一日止年度之特別末期股息。		
4. (i) 重選歐文柱先生為董事。		
(ii) 重選馮永昌先生為董事。		
(iii) 重選鄺其志先生為董事。		
5. 重新委聘羅兵咸永道會計師事務所為核數師及授權董事會釐定其酬金。		
6. 授予董事發行本公司股份之一般授權。		
7. 授予董事購回本公司股份之一般授權。		
8. 擴大授予董事發行本公司股份之一般授權至包括購回股份的數目。		

日期：二零零五年 __________ 月 __________ 日　　簽署 *(附註5)* ______________________

附註：

1. 請用**正楷**填上全名及地址。必須填上所有聯名持有人之姓名。
2. 請在本代表委任表格上填上　閣下持有之本公司股本中每股面值港幣五仙之股份數目。如未有填上股數，則本代表委任表格將被視為與以　閣下名義登記之所有本公司股份有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上擬委派代表之姓名及地址。**本代表委任表格之任何修改，均須由簽署人簡簽示可。**
4. **注意：　閣下如欲投票贊成決議案，請在適當之「贊成」欄內填上「✓」號；若　閣下欲投票反對，請在適當之「反對」欄內填上「✓」號。**如無任何指示，則　閣下之代表可自行酌情投票。　閣下之代表亦有權於大會上就決議案之任何修訂自行酌情投票。
5. 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署，或如股東為法團，則必須蓋上其鋼印或經由公司負責人或正式授權之代表簽署。
6. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明該等授權書或授權文件之副本，最遲須於本大會或其任何續會(按情況而定)指定舉行時間召開前四十八小時送達本公司於香港之股份過戶登記分處，雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。
7. 若本公司之股份為聯名持有，則其中一位猶如有權親身或委派代表出席本大會投票；但如多於一位聯名持有人親身或委派代表出席大會，則首名登記於本公司之股東名冊內之聯名股東有該投票權。
8. 受委代表毋須為本公司之股東。
9. 閣下於填妥並交回本代表委任表格後，仍可親身出席大會，並於本大會上投票。而　閣下已交回之代表委任表格，則因　閣下出席本大會而被視為作廢。

目 錄
CONTENTS

十年財務與業務摘要
TEN-YEAR FINANCIAL AND OPERATION HIGHLIGHTS

(除特別註明外，以港幣百萬元為單位)	(In HK$ millions unless otherwise specified)
營業額	Turnover
毛利	Gross profit
毛利率	Gross margin
經營溢利(附註1)	Operating profit (Note 1)
經營溢利率(附註1)	Operating margin (Note 1)
股東應佔溢利(附註1)	Profit attributable to shareholders (Note 1)
銷售回報率(附註1)	Return on sales (Note 1)
現金及銀行結存減銀行貸款及透支	Cash and bank balances less bank loans and overdrafts
營運資金	Working capital
總資產(附註1)	Total assets (Note 1)
總負債(附註1及2)	Total liabilities (Notes 1 & 2)
股東資金(附註1及2)	Shareholders' funds (Notes 1 & 2)
每股盈利 — 基本(港仙)(附註1及3)	Earnings per share – Basic (HK cents) (Notes 1 & 3)
每股中期股息(港仙)(附註3)	Interim dividend per share (HK cents) (Note 3)
每股特別中期股息(港仙)	Special interim dividend per share (HK cents)
每股末期股息(港仙)(附註3)	Final dividend per share (HK cents) (Note 3)
每股特別末期股息(港仙)(附註3)	Special final dividend per share (HK cents) (Note 3)
平均總資產回報率(附註1)	Return on average total assets (Note 1)
平均股東資金回報率(附註1)	Return on average shareholders' funds (Note 1)
存貨對銷售之流轉比率(日數)(附註7)	Inventory turnover on sales (days) (Note 7)
流動比率(倍數)	Current ratio (times)
直接管理門市	Directly managed stores
門市數目(附註6)	Number of stores (Note 6)
零售面積(以千平方呎為單位)(附註6)	Retail floor area (in thousands of square feet) (Note 6)
每平方呎銷售額(港元)(附註4)	Sales per square foot (HK$) (Note 4)
每平方呎毛利額(港元)(附註4)	Gross profit per square foot (HK$) (Note 4)
可比較門市之銷售額增加/(減少)(附註5)	Comparable store sales increase/(decrease) (Note 5)
門市總數(附註6)	Total stores (Note 6)
分部間採購之百分率	Inter-segment purchases percentage

附註：

1. 二零零二年之數字已因採納會計實務準則第十二號(經修訂)而作出調整，該會計實務準則於二零零三年一月一日或以後開始之會計年度生效
2. 一九九五年至二零零零年之數字已因採納會計實務準則第九號(經修訂)而作出調整，該會計實務準則於二零零一年一月一日或以後開始之會計年度生效
3. 一九九五年至一九九九年之數字已按以一拆二之股份拆細作出調整
4. 按加權平均基準計算
5. 指於兩個作比較之財政年度內均開業十二個月之門市
6. 年結日數字
7. 年結日之存貨除全年營業額乘三百六十五日

Notes:

1. Figures for 2002 are adjusted for the adoption of SSAP 12 (revised) which is effective for accounting years commencing on or after January 1, 2003
2. Figures from 1995 to 2000 are adjusted for the adoption of SSAP 9 (revised) which is effective for accounting years commencing on or after January 1, 2001
3. Figures from 1995 to 1999 are adjusted for the effect of the 1-to-2 share subdivision
4. On weighted average basis
5. For stores which were opened for the full 12 months in each of the two fiscal years under comparison
6. Figures as at year end
7. Inventory held at year end divided by full year turnover times 365 days

2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
4,003	3,389	3,588	3,479	3,431	3,092	2,609	3,014	3,522	3,482
2,035	1,634	1,677	1,544	1,516	1,352	1,029	1,240	1,464	1,517
50.8%	48.2%	46.7%	44.4%	44.2%	43.7%	39.4%	41.1%	41.6%	43.6%
497	364	385	372	425	351	70	60	299	304
12.4%	10.7%	10.7%	10.7%	12.4%	11.4%	2.7%	2.0%	8.5%	8.7%
393	266	328	377	416	360	76	68	261	250
9.8%	7.8%	9.1%	10.8%	12.1%	11.6%	2.9%	2.3%	7.4%	7.2%
689	784	614	494	747	803	340	192	178	196
1,004	911	861	798	1,014	960	725	655	752	560
2,717	2,555	2,419	2,371	2,110	1,913	1,435	1,408	1,591	1,524
684	685	564	625	511	456	299	340	363	540
1,954	1,799	1,794	1,695	1,558	1,449	1,135	1,069	1,220	976
27.20	18.50	22.80	26.30	29.30	25.65	5.40	4.80	18.45	19.40
4.00	1.50	4.50	4.50	4.25	3.25	0.50	2.50	2.25	2.25
1.50	3.00	–	–	–	–	–	–	–	–
4.50	4.50	4.50	4.50	6.00	5.50	1.75	–	5.75	4.50
13.00	12.00	10.00	5.00	5.00	8.50	–	–	–	–
14.9%	10.7%	13.7%	16.8%	20.7%	21.5%	5.3%	4.5%	16.8%	19.5%
20.9%	14.8%	18.8%	23.2%	27.7%	27.9%	6.9%	5.9%	23.8%	31.8%
30	24	26	30	32	28	44	48	58	55
2.7	2.5	2.8	2.3	3.1	3.2	3.6	3.1	3.3	2.1
811	550	473	456	367	317	308	324	294	280
846	650	599	598	466	359	301	314	296	286
4,300	4,200	4,500	5,100	7,400	8,400	6,800	8,000	9,900	10,500
2,400	2,200	2,300	2,500	3,600	4,300	3,000	3,700	4,500	4,700
7%	(9%)	(2%)	(4%)	4%	21%	(13%)	(11%)	(6%)	8%
1,585	1,363	1,256	1,159	920	740	678	640	515	451
27%	28%	26%	24%	25%	22%	27%	35%	40%	43%

董事會 BOARD OF DIRECTORS

執行董事 Executive Directors

劉國權	LAU Kwok Kuen, Peter
(主席及行政總裁)	*(Chairman and Chief Executive)*
馮永昌	FUNG Wing Cheong, Charles
馬灼安	MAH Chuck On, Bernard

獨立非執行董事 Independent Non-Executive Directors

歐文柱	AU Man Chu, Milton
畢滌凡	Barry John BUTTIFANT
鄺其志，GBS，JP	KWONG Ki Chi, GBS, JP
李鵬飛，JP	LEE Peng Fei, Allen, JP

董事會顧問 BOARD ADVISOR

梁覺教授 Prof. LEUNG Kwok

集團財務總監 GROUP FINANCIAL CONTROLLER

呂志雄 LUI Chi Hung

公司秘書 COMPANY SECRETARY

姚婉華 YIU Yuen Wah, Christiana

審核委員會 AUDIT COMMITTEE

畢滌凡	Barry John BUTTIFANT
歐文柱	AU Man Chu, Milton
鄺其志，GBS，JP	KWONG Ki Chi, GBS, JP
李鵬飛，JP	LEE Peng Fei, Allen, JP

補償委員會 COMPENSATION COMMITTEE

劉國權	LAU Kwok Kuen, Peter
畢滌凡	Barry John BUTTIFANT
李鵬飛，JP	LEE Peng Fei, Allen, JP
梁覺教授	Prof. LEUNG Kwok

授權代表 AUTHORIZED REPRESENTATIVES

劉國權	LAU Kwok Kuen, Peter
呂志雄	LUI Chi Hung

核數師
羅兵咸永道會計師事務所
香港執業會計師

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants

律師
齊伯禮律師行

LAWYERS
Richards Butler

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要營業地點
香港
九龍
長沙灣道七七七至七七九號
天安工業大廈五樓

PRINCIPAL PLACE OF BUSINESS
5th Floor, Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon
Hong Kong

主要股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

股份過戶登記處香港分處
雅柏勤證券登記有限公司
香港
灣仔
告士打道五十六號
東亞銀行港灣中心地下

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG
Abacus Share Registrars Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong

主要往來銀行
香港上海匯豐銀行有限公司
渣打銀行(香港)有限公司
法國巴黎銀行
花旗銀行

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank (Hong Kong) Limited
BNP Paribas
Citibank N.A.

重要日期

暫停辦理股份過戶登記

二零零五年四月二十六日至
二零零五年四月二十九日
(首尾兩日包括在內)

股東週年大會

二零零五年四月二十九日

股息

中期股息	：每股港幣四仙
特別中期股息	：每股港幣一點五仙
派發日期	：二零零四年九月十日
建議末期股息	：每股港幣四點五仙
建議特別末期股息	：每股港幣一角三仙
建議派發日期	：二零零五年五月十三日

股份編號

香港聯合交易所	：709
彭博	：709 HK
路透社	：0709.HK

投資者聯絡處

虞瑋麟
公司事務及外務總監
佐丹奴國際有限公司
香港九龍
長沙灣道七七七至七七九號
天安工業大廈五樓
電話 ：(852) 2746 4668
傳真 ：(852) 2370 8864
電子郵箱：williamyue@giordano.com.hk

網址

www.giordano.com.hk

IMPORTANT DATES

Closure of Register of Members

April 26, 2005 to April 29, 2005
(both days inclusive)

Annual General Meeting

April 29, 2005

Dividends

Interim Dividend	: 4.0 HK cents per share
Special Interim Dividend	: 1.5 HK cents per share
Paid on	: September 10, 2004
Proposed Final Dividend	: 4.5 HK cents per share
Proposed Special Final Dividend	: 13.0 HK cents per share
Payable on	: May 13, 2005

STOCK CODE

Stock Exchange of Hong Kong	: 709
Bloomberg	: 709 HK
Reuters	: 0709.HK

INVESTOR RELATIONS CONTACT

William Yue
Director of Corporate and External Affairs
Giordano International Limited
5th Floor, Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon, Hong Kong
Telephone : (852) 2746 4668
Facsimile : (852) 2370 8864
e-mail : williamyue@giordano.com.hk

WEBSITE

www.giordano.com.hk



劉國權先生(*主席*)，現年五十二歲，為本集團的行政總裁；彼亦為本公司補償委員會成員。彼於一九八七年加入本集團，並於一九九四年二月八日成為行政總裁，同年八月十日獲委任為本集團董事會主席。劉先生持有加拿大卡加里大學工商管理碩士學位，及為加拿大特許會計師公會會員。於加入本集團前，彼於加拿大之私營及公營機構有超過十二年的會計工作經驗。

Mr. LAU Kwok Kuen, Peter *(Chairman)*, aged 52, is the Group's Chief Executive and a member of the Compensation Committee of the Company. He joined the Group in 1987, became the Chief Executive on February 8, 1994, and was elected Chairman of the Board of Directors of the Group on August 10 in the same year. Mr. Lau holds an MBA degree from the University of Calgary in Canada and is a member of the Canadian Institute of Chartered Accountants. Prior to joining the Group, he had over 12 years of accounting experience in the private and public sectors in Canada.

馮永昌先生(*執行董事*)，現年四十三歲，於一九八八年加入本集團，並自一九九七年二月十一日起在本公司擔任現職銜。馮先生亦為本集團台灣業務之總經理。彼持有香港大學學士學位及新加坡國立大學工商管理碩士學位。於加入本集團前，馮先生有五年房地產業務經驗。

Mr. FUNG Wing Cheong, Charles *(Executive Director)*, aged 43, joined the Group in 1988 and has assumed the current position in the Company since February 11, 1997. Mr. Fung is also the General Manager of the Group's operations in Taiwan. He holds a bachelor degree from the University of Hong Kong and an MBA degree from the National University of Singapore. Before joining the Group, Mr. Fung had worked for five years in the real estate business.

馬灼安先生(*執行董事*)，現年五十五歲，於一九九六年加入本集團，並於一九九九年六月十四日獲本公司委任現職銜。馬先生亦為本集團中國大陸業務之董事總經理。彼畢業於加拿大阿伯特大學，取得商業管理學士學位。彼亦為加拿大特許會計師公會會員。於加入本集團前，馬先生擁有豐富工商投資及商業管理經驗，及曾於加拿大政府之會計及核數部門擔任高級職務達十五年。

Mr. MAH Chuck On, Bernard *(Executive Director)*, aged 55, joined the Group in 1996 and was appointed to the current position of the Company on June 14, 1999. Mr. Mah is also the Managing Director of the Group's operations in Mainland China. He graduated from the University of Alberta in Canada with a bachelor degree in Business Administration and is a member of the Canadian Institute of Chartered Accountants. Prior to joining the Group, Mr. Mah had gained extensive experience in industrial and commercial investment sectors and had held senior government positions in accounting and auditing in Canada for 15 years.

歐文柱先生(*獨立非執行董事*),現年五十四歲,於二零零零年十二月十一日加入本公司;彼亦為本公司審核委員會成員。歐先生持有加拿大阿伯特大學商業學學士學位,及為加拿大特許會計師公會會員。彼擁有超過二十五年財務及管理的經驗。歐先生於一九九五年十二月一日至二零零三年十二月三十一日期間為Noble Group Limited(一間於新加坡上市之公司)之執行董事;並自二零零四年一月一日起為該公司其中之一位非執行董事。

Mr. AU Man Chu, Milton *(Independent Non-executive Director)*, aged 54, joined the Company on December 11, 2000 and is a member of the Audit Committee of the Company. Mr. Au holds a Bachelor of Commerce degree from the University of Alberta in Canada and is a member of the Canadian Institute of Chartered Accountants. He has over 25 years of experience in finance and management. Mr. Au was an executive director of Noble Group Limited, a company listed in Singapore, from December 1, 1995 to December 31, 2003 and since January 1, 2004, he has been appointed as one of its non-executive directors.

畢滌凡先生(*獨立非執行董事*),現年六十歲,於一九九一年五月加入本集團;彼亦為本公司審核委員會主席及補償委員會成員。畢滌凡先生為Hsin Chong International Holdings Limited(「新昌國際」)之董事總經理,亦分別為新昌營造集團有限公司主席葉維義先生及新昌管理集團有限公司副主席葉儀皓女士之替代董事。彼並為招商迪辰(亞洲)有限公司、台和商事控股有限公司及媒體世紀集團之獨立非執行董事,及為於納斯達克(NASDAQ)上市之DF China Technology Inc.及於紐約聯合交易所上市之Global-Tech Appliances Inc. 之非執行董事。於加入新昌國際前,彼為霸菱亞洲投資有限公司之營運合夥人。彼亦於二零零一年至二零零二年期間擔任和記行(集團)有限公司(「和記行」)之董事總經理,並於二零零二年十一月至二零零四年四月期間出任和記行之業務及企業發展顧問。於加入和記行前,彼於萬威國際有限公司擔任董事總經理超過八年,並曾於寶麗碧集團和森那美香港有限公司工作超過十一年,期間曾出任財務董事及董事總經理職務。畢滌凡先生為英國特許公認會計師公會、香港會計師公會,Chartered Management Institute、香港管理專業協會及香港董事學會之資深會員。

Mr. Barry John BUTTIFANT *(Independent Non-executive Director)*, aged 60, joined the Group in May 1991. He is also chairman of the Audit Committee and a member of the Compensation Committee of the Company. Mr. Buttifant is the managing director of Hsin Chong International Holdings Limited ("Hsin Chong International") and is an alternate director to Mr. V-nee Yeh, chairman of Hsin Chong Construction Group Ltd. and Mrs. Fung Yi Hao, Yvette, deputy chairman of Synergis Holdings Limited. He is also an independent non-executive director of China Merchants DiChain (Asia) Limited, Daiwa Associate Holdings Limited and MediaNation Inc.; and a non-executive director of a NASDAQ listed company, DF China Technology Inc. and a NYSE public company, Global-Tech Appliances Inc.. Prior to joining Hsin Chong International, he was an operating partner of Baring Private Equity Asia Limited. He was also the managing director of Wo Kee Hong (Holdings) Limited ("Wo Kee Hong") from 2001 to 2002 and was the advisor to the board of directors of Wo Kee Hong from November 2002 to April 2004. Prior to joining Wo Kee Hong, he was the managing director of IDT International Limited for over eight years and had worked for Polly Peck Group and Sime Darby Hong Kong Limited for more than 11 years in the capacity of finance director and managing director. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants, the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.

鄺其志先生，GBS，JP*(獨立非執行董事)*，現年五十四歲，於二零零四年四月二十六日加入本公司為獨立非執行董事；彼亦為本公司審核委員會成員。鄺先生在香港大學畢業，持有物理及數學理學士學位，亦在英國劍橋大學獲取經濟及政治發展(Economics and Politics of Development)哲學碩士學位。彼在香港政府服務二十七年，主要擔任經濟及金融事務之職位。彼於一九九五年至一九九八年擔任庫務司/庫務局局長，主要負責公共財政事務；及於一九九八年至二零零零年三月擔任資訊及廣播局局長，主要負責資訊科技、電信及廣播事務。隨著香港聯合交易所、香港期貨交易所及其相關結算所改革及合併，鄺先生於二零零零年三月離開香港政府加入香港交易及結算所有限公司擔任執行董事及首位行政總裁；彼於二零零三年四月卸任。於二零零四年一月至七月期間，鄺先生受聘為新昌國際集團之董事總經理；並分別於二零零四年一月至八月及二零零四年一月至九月期間出任新昌營造集團有限公司(「新昌營造」)及新昌管理集團有限公司(「新昌管理」)之替代董事，該兩間公司均於香港聯合交易所上市。鄺先生現時為偉新(國際)有限公司之董事總經理、新昌營造及新昌管理之非執行董事及於納斯達克(NASDAQ)上市之chinadotcom corporation之獨立非執行董事。

鄺先生為香港非官守太平紳士及獲香港特別行政區政府頒授金紫荊星章。彼亦擔任多項公職，包括香港中文大學校董會校董及香港公益金董事會董事。

Mr. KWONG Ki Chi, GBS, JP *(Independent Non-executive Director)*, aged 54, joined the Company as an Independent Non-executive Director on April 26, 2004 and is a member of the Audit Committee of the Company. Mr. Kwong graduated from The University of Hong Kong with a Bachelor of Science degree in Physics and Mathematics and was awarded a Master of Philosophy degree in Economics and Politics of Development by the University of Cambridge, England. He has served in the Government of Hong Kong for 27 years and held positions principally in the economic and financial fields. He was the Secretary for the Treasury from 1995 to 1998, with responsibility for the public finances, and Secretary for Information Technology and Broadcasting from 1998 to March 2000, with responsibility for information technology, telecommunications and broadcasting. He left the Government of Hong Kong in March 2000 to join the Hong Kong Exchanges and Clearing Limited as its executive director and first Chief Executive, following the demutualization and merger of the Stock Exchange of Hong Kong ("Stock Exchange"), the Hong Kong Futures Exchange and their associated clearing houses. He retired in April 2003. From January to July 2004, he was the managing director of Hsin Chong International Holdings Ltd.. He was also an alternate director of Hsin Chong Construction Group Ltd. ("Hsin Chong") from January to August 2004 and Synergis Holdings Limited ("Synergis") from January to September 2004, the shares of both Hsin Chong and Synergis are listed on the Stock Exchange. Mr. Kwong is currently the managing director of Hongkong Sales (Int'l) Limited. He is also a non-executive director of both Hsin Chong and Synergis and an independent non-executive director of chinadotcom corporation, the shares of which are listed on the NASDAQ.

Mr. Kwong is a non-official Justice of the Peace in Hong Kong and has been awarded the Gold Bauhinia Star by the Government of the Hong Kong Special Administrative Region. He holds a number of public service positions, including Council Member of the Chinese University of Hong Kong and Board Director of the Hong Kong Community Chest.

李鵬飛先生，JP *(獨立非執行董事)*，現年六十四歲，於一九九九年九月十日加入本公司；彼亦為本公司審核委員會及補償委員會成員。李先生持有香港理工大學工程博士榮譽學位及香港中文大學法學博士榮譽學位。彼為中華人民共和國第九及第十屆全國人民代表大會香港特別行政區代表。李先生積極參與公共事務。

Mr. LEE Peng Fei, Allen, JP *(Independent Non-executive Director)*, aged 64, joined the Company on September 10, 1999. He is also a member of the Audit Committee and the Compensation Committee of the Company. Mr. Lee holds an honorary degree of Doctor of Engineering from Hong Kong Polytechnic University and an honorary degree of Doctor of Laws from The Chinese University of Hong Kong. He is a deputy of Hong Kong SAR, the 9th and 10th National People's Congress, PRC. Mr. Lee has taken an active role in public service.

梁覺教授 *(董事會顧問)*，現年四十六歲，自一九八七年起為本集團提供顧問服務；彼亦為本公司補償委員會成員。梁教授於美國伊利諾大學獲得心理學博士學位，現任香港城市大學管理學系講座教授。梁教授為國際知名學者，亦在香港及中國大陸不同機構及政府部門有資深顧問經驗。

Professor LEUNG Kwok *(Board Advisor)*, aged 46, has been providing consulting services to the Group since 1987. He is also a member of the Compensation Committee of the Company. Professor Leung received his Ph.D. in Psychology from University of Illinois, Urbana-Champaign, U.S.A.. He holds a chair in management at City University of Hong Kong. In addition to his international reputation for his scholarly work, he also has extensive consulting experience with a wide range of organizations and government departments in Hong Kong and Mainland China.

張國良先生，現年五十三歲，本集團製衣部門之董事總經理。彼於一九九零年加入本集團，及擁有超過三十年製衣業務經驗。

Mr. CHEUNG Kwok Leung, aged 53, is the Managing Director of the Group's manufacturing division. He joined the Group in 1990 and has over 30 years of experience in the garment manufacturing industry.

呂志雄先生，現年四十三歲，集團財務總監。彼持有香港科技大學工商管理碩士學位及香港中文大學財務碩士學位。彼為英國特許公認會計師公會資深會員，亦為香港會計師公會及加拿大公認會計師公會會員。彼於二零零二年加入本集團，並擁有超過二十二年財務及會計方面之經驗。

Mr. LUI Chi Hung, aged 43, is the Group Financial Controller. He holds an MBA degree from The Hong Kong University of Science and Technology and a Master degree in Finance from The Chinese University of Hong Kong. He is a fellow member of the Association of Chartered Certified Accountants, and an associate member of the Hong Kong Institute of Certified Public Accountants and the Certified General Accountants' Association of Canada. He joined the Group in 2002 and has over 22 years of experience in finance and accounting fields.

致列位股東：

隨著二零零三年嚴重急性呼吸系統綜合症(「非典型肺炎」)疫症後經濟之復蘇，加上本集團繼續致力推廣品牌，本集團營業額於二零零四年對比去年錄得百分之十八點一增長率，增至港幣四十億零三百萬元(二零零三年：港幣三十三億八千九百萬元)。股東應佔溢利為港幣三億九千三百萬元(二零零三年：港幣二億六千六百萬元)，增幅達百分之四十七點七。按綜合基準計算之毛利率錄得二點六個百分點之升幅，增加至百分之五十點八(二零零三年：百分之四十八點二)。由於本集團增儲存貨，以致年底存貨之流轉比率為三十日(二零零三年：二十四日)。淨現金及銀行結餘為港幣六億八千九百萬元(二零零三年：港幣七億八千四百萬元)。在年終之現金及銀行結餘中，港幣二億元已預留作開設新店及店舖翻新之用，另約港幣二億五千四百萬元則用作派發二零零四年末期股息。

在本集團所有主要市場中，以台灣之銷售增長最佳。韓國持續已久之弱勢現已逐漸改善，在過去數月錄得正面增長。台灣及韓國兩地之業務亦終於展現復蘇跡象。有關各市場表現之詳細論述，請參閱本年報「管理層之論述及分析」一文。

董事會建議派發末期股息每股港幣四點五仙及特別股息每股港幣一角三仙，全年股息總額達每股港幣二角三仙(包括中期股息每股港幣四仙及特別中期股息每股港幣一點五仙)。

儘管各市場之競爭日益激烈，惟董事會及管理層相信，二零零五年將會是本集團銷售額及溢利持續上升之一年。為了進行有效之競爭，本集團將專注於本身之優勢，例如產品創新及質素、卓越客戶服務、資訊科技及成本與存貨之控制等。與此同時，本集團將加快推廣品牌之步伐，藉以在市場上為本集團品牌營造獨特形象。為此，本集團將投資港幣二億元於開設新店及店舖翻新。我們亦重新訂定廣告及宣傳費用之開支，以展開一個配合全球性之宣傳活動。透過這些投資，本集團致力提升其主要品牌*Giordano*之地位和保持在同業中之領導優勢。

Dear Shareholders:

On the back of the recovery from the 2003 Severe Acute Respiratory Syndrome (SARS) outbreak and the Group's continued branding efforts, the Group posted an 18.1 percent year-on-year increase in turnover to HK$4,003 million in 2004 (2003: HK$3,389 million). Profit attributable to shareholders was HK$393 million (2003: HK$266 million), an increase of 47.7 percent. Gross margin, on a consolidated basis, posting a 2.6 percentage point gain, rose to 50.8 percent (2003: 48.2 percent). At year end, inventory turnover was 30 days (2003: 24 days) as the Group rebuilt its stocks. Net cash and bank balances stood at HK$689 million (2003: HK$784 million). Of this amount, a minimum of HK$200 million has been earmarked for 2005 store rollout and refurbishment programs and approximately HK$254 million for 2004 final dividend payout.

Taiwan posted the best growth among all our major markets. Korea's prolonged downward trend began to abate and registered several monthly positive growths. The long awaited recovery in our Taiwan and Korea markets is taking shape. Please refer to the Management's Discussion and Analysis section in this annual report for a more detailed discussion of each market's performance.

The Board has recommended a regular final dividend of 4.5 HK cents per share and a special dividend of 13.0 HK cents per share. Total dividend, including the 4.0 HK cents regular interim dividend and 1.5 HK cents special interim dividend, amounts to 23.0 HK cents per share.

The Board and Management view 2005 as holding great promise of sustained sales and profits growth for the Group, despite increased competition in all markets. To compete effectively, we will focus on strengths in product innovation and quality, superior customer service, information technology and cost and inventory controls. At the same time, we will step up the pace on branding to clearly differentiate our brands in the marketplace. To this end, the Group plans to invest HK$200 million in store rollout and refurbishment. We will also reprioritize our advertising and promotion spends to kick off a coordinated global advertising campaign. With this investment, the Group aims to elevate its main *Giordano* brand and maintain the lead over its competitors.



本人很高興向各股東滙報本集團之品牌*Giordano Ladies*、*Giordano Junior*及*Bluestar Exchange*，於二零零四年均錄得顯著增長；同時我們亦加快將以上品牌推出新市場。倘若該等品牌之擴展或其他未預料之商機使所需之資金超出我們預算之資本開支，本公司仍具備充裕現金儲備支持該等額外資金所需。

I am pleased to report that *Giordano Ladies*, *Giordano Junior* and *Bluestar Exchange* have registered significant growth during 2004 and efforts to bring these brands into new markets will intensify. Should the pace of expansion of these brands or other unanticipated business opportunities exceed our planned capital expenditure budget, the Company believes that its cash reserve would still be ample to support additional funding requirements.

我們一向為我們保持良好企業管治之決心深感自豪，而本集團亦因應近期企業管治規管之要求，致力貫徹所許下之承諾，將本集團之制度及常規更新。關於此方面之詳細論述，請參閱「企業管治報告書」一文。

We have long prided ourselves on our dedication to good corporate governance and view the recent regulatory requirements on corporate governance as an opportunity to renew our commitment and update our systems and practices. Please refer to the new Corporate Governance Report section for a more detailed discussion of this issue.

去年十二月二十六日，南亞發生地震及海嘯，令二零零四年在一片哀傷中終結。災後當地滿目瘡痍，令人慘不忍睹。幸而本集團於當地之員工安然無恙；本集團之業務亦僅受輕微影響。更重要的是，本集團之員工再次伸出援手，踴躍組織各種賑災活動，積極援助當地災民。經過此事，本集團員工之質素再次表露無遺，令本集團堅信員工乃最重要之資產。

The year closed on a tragic note with the South Asia earthquake and tsunami on December 26. The scenes of destruction and desolation in the aftermath are truly terrible to see. Luckily, none of our staff were hurt and the Group's operations only suffered minimal damage. More importantly, our staff once again stepped up to the plate and sprang into action to organize various efforts in aid of the victims. The incident highlights again the quality of our people and reaffirms our belief that our employees are our most important asset.

最後，我藉此感謝我們的股東、供應商和合作夥伴在過去一年裡對我們的支持。

Finally, I would like to thank our shareholders, suppliers and business partners for their support in the past year.

劉國權
主席

二零零五年三月二十二日

LAU Kwok Kuen, Peter
Chairman

March 22, 2005

本集團經營業績

營業額

在二零零三年嚴重急性呼吸系統綜合症(「非典型肺炎」)疫症退卻後，經濟迅速復蘇，本集團於上半年之營業額對比去年同期上升百分之二十一點七。於二零零四年下半年，本集團繼續錄得雙位數字之銷售額增長。全年總營業額為港幣四十億零三百萬元(二零零三年：港幣三十三億八千九百萬元)，對比去年同期上升百分之十八點一；倘不計入匯兑之有利影響，則上升百分之十六點五。

零售及分銷部門之銷售額達港幣三十七億三千九百萬元(二零零三年：港幣三十二億二千一百萬元)，對比去年同期增長百分之十六點一，佔本集團總營業額百分之九十三點四。

製衣部門之銷售額在抵銷分部間銷售後達港幣二億六千四百萬元(二零零三年：港幣一億六千八百萬元)，較去年增長百分之五十七點一；而在抵銷分部間銷售前之銷售額較去年增長百分之二十點三至港幣八億二千四百萬元(二零零三年：港幣六億八千五百萬元)。

毛利

於本年度內，本集團之毛利率上升二點六個百分點至百分之五十點八(二零零三年：百分之四十八點二)。由於銷售額及毛利率均有所增長，二零零四年之毛利增加百分之二十四點五至港幣二十億三千五百萬元(二零零三年：港幣十六億三千四百萬元)。管理層將不斷運用更有效的採購機制，以降低貨品成本，及透過提供與別不同及高增值貨品，繼續提升毛利率。

RESULTS OF GROUP OPERATIONS

Turnover

After recording a 21.7 percent year-on-year increase in turnover during the first half on the back of the strong recovery from the 2003 Severe Acute Respiratory Syndrome (SARS) outbreak, the Group continued to post strong double-digit sales growth in the second half of 2004. Total turnover for the full year was HK$4,003 million (2003: HK$3,389 million), an increase of 18.1 percent year-on-year; or a 16.5 percent increase if foreign exchange gains were excluded.

Up 16.1 percent year-on-year, sales from the Retail and Distribution Division were HK$3,739 million (2003: HK$3,221 million), constituting 93.4 percent of the Group's total turnover.

After the elimination of inter-segment transactions, sales from the Manufacturing Division were HK$264 million (2003: HK$168 million), a 57.1 percent increase from the prior year. Sales rose 20.3 percent from the previous year, to HK$824 million (2003: HK$685 million) before the elimination of inter-segment transactions.

Gross Profit

During the year, the Group increased its gross margin by 2.6 percentage points to 50.8 percent (2003: 48.2 percent). As a result of sales and gross margin advancement, gross profits rose 24.5 percent to HK$2,035 million in 2004 (2003: HK$1,634 million). Management will continue to work on margin improvement, mainly by offering meaningfully differentiated and higher value-added products and reducing the cost of goods through better sourcing capabilities.



經營費用

經營費用合共達港幣十六億二千八百萬元（二零零三年：港幣十三億四千八百萬元），對比去年同期增加百分之二十點八。分銷費用增加百分之二十三點一至港幣十一億九千四百萬元（二零零三年：港幣九億七千萬元），主要是由於店舖租金支出增加百分之二十點七和店舖員工成本增加百分之二十二點二所致。在本年度內，由於本集團開設多家新店，以及接收若干特許專賣商門市，於二零零四年十二月三十一日，本集團直接管理之零售店舖面積達八十四萬六千平方呎（二零零三年：六十五萬平方呎），增幅達百分之三十點二。正因如此，二零零四年之店舖租金支出有所上升。至於店舖員工成本增加，主要是由於二零零三年非典型肺炎疫症爆發店舖員工之短暫減薪以及其後因直接管理店舖之增加而需額外支付之員工薪酬。如扣除短暫減薪之效應，店舖員工成本實際增幅為百分之十七點四。

管理費用增加百分之二十二至港幣一億七千二百萬元（二零零三年：港幣一億四千一百萬元）。管理費用之增加主要是由於二零零三年非典型肺炎疫症爆發期間管理及行政人員之短暫減薪所致。如扣除短暫減薪之效應，管理費用之實際增幅為百分之十一點七。

其他經營費用由二零零三年之港幣二億三千七百萬元增至二零零四年之港幣二億六千二百萬元，上升百分之十點五。此增幅主要是由於廣告及宣傳費用增加百分之二十四點七所致。

經營溢利及未計利息、稅項、折舊及攤銷費用之盈利(EBITDA)

經營溢利為港幣四億九千七百萬元，較二零零三年錄得之港幣三億六千四百萬元增長百分之三十六點五。

經營溢利率為百分之十二點四，較二零零三年上升一點七個百分點。

Operating Expenses

Operating expenses, totaling HK$1,628 million (2003: HK$1,348 million), increased by 20.8 percent year-on-year. Distribution expense rose by 23.1 percent, to HK$1,194 million (2003: HK$970 million), attributed mainly to a 20.7 percent increase in shop occupancy charge and a 22.2 percent increase in shop staff cost. As a result of new store openings and the Group's takeover of a number of authorized dealer outlets during the year, retail floor area of directly managed stores increased by 30.2 percent to stand at 846,000 square feet as at December 31, 2004 (2003: 650,000 square feet). This largely accounts for the increase in shop occupancy charge in 2004. The increase in shop staff cost is mainly attributable to the temporary cuts in shop staff salaries during the 2003 SARS outbreak and staff increases arising from the addition of directly managed stores. Shop staff cost would have increased by 17.4 percent if we exclude the effect of the temporary salary cut.

Administrative expense rose 22.0 percent to HK$172 million (2003: HK$141 million). The increase in administrative expense is largely explainable by temporary cuts in management and administrative staff salaries during the 2003 SARS outbreak. Administrative expenses would have increased by 11.7 percent if we exclude the effect of the temporary salary cut.

Other operating expense increased to HK$262 million in 2004, up by 10.5 percent from HK$237 million in 2003. The increase was mainly attributable to a 24.7 percent increase in advertising and promotion expenses.

Operating Profit and Earnings before Interest, Taxation, Depreciation and Amortization Expense (EBITDA)

Operating profit was HK$497 million, up 36.5 percent from the HK$364 million recorded in 2003.

Operating margin was 12.4 percent, up 1.7 percentage points compared to 2003.

零售及分銷部門之經營溢利合共為港幣四億四千三百萬元（二零零三年：港幣三億一千九百萬元），佔本集團之經營溢利百分之八十九點一（二零零三年：百分之八十七點六）。於本年度內，此部門之經營溢利率由二零零三年之百分之九點九提升至百分之十一點八。

Operating profit from the Retail and Distribution Division totaled HK$443 million (2003: HK$319 million), representing 89.1 percent (2003: 87.6 percent) of the Group's operating profit. During the year, operating margin for the Division improved from 9.9 percent in 2003 to 11.8 percent.

由於銷售額及毛利率同告上升，致使EBITDA對比去年同期上升百分之三十二點四至港幣六億四千六百萬元（二零零三年：港幣四億八千八百萬元）。EBITDA之利潤率則上升一點七個百分點至百分之十六點一（二零零三年：百分之十四點四）。

EBITDA amounted to HK$646 million (2003: HK$488 million), up 32.4 percent year-on-year as a result of improvements in sales and gross margin. EBITDA margin rose by 1.7 percentage points to 16.1 percent (2003: 14.4 percent).

股東應佔溢利

股東應佔溢利合共港幣三億九千三百萬元（二零零三年：港幣二億六千六百萬元），對比去年同期上升百分之四十七點七。應佔聯營公司溢利增長百分之七十六點二，主要是由於本集團於韓國之主要聯營公司業務表現有所改善。

Profit Attributable to Shareholders

Profit attributable to shareholders, totaling HK$393 million (2003: HK$266 million), represented a 47.7 percent increase year-on-year. Share of profits of associated companies increased by 76.2 percent, largely owing to the improved performance of our key associated company in Korea.

本集團之實際稅率由二零零三年之百分之二十三點三輕微減低至百分之二十點六，主要是由於本集團不同市場之溢利貢獻組合改變所致。

The Group's effective tax rate decreased slightly to 20.6 percent from 23.3 percent in 2003 primarily due to the change in composition of profits contribution from the Group's various markets.

現金流量

由於自二零零五年一月一日起撤銷「配額」制度，本集團增儲存貨以緩和其所產生之不明朗風險，存貨因而增加港幣一億零九百萬元，以致經營業務之現金流入額減少至港幣三億二千二百萬元（二零零三年：港幣四億九千八百萬元）。二零零五年初的數週，存貨已見減低至預算的水平。

Cash Flow

Cash inflow from operating activities decreased to HK$322 million (2003: HK$498 million), due mainly to an increase in inventories by HK$109 million as the Group rebuilt its stocks to mitigate the risk of the uncertainties created by the dismantling of the "quota" system on January 1, 2005. Early weeks of 2005 have seen a reduction of inventories to the expected levels.

投資業務之現金流出額為港幣一億一千三百萬元，遠較二零零三年所錄得之港幣四千二百萬元為高，主要是由於本集團重新展開於二零零三年暫時擱置之店舖翻新工程，以致資本開支增加港幣八千一百萬元。

Cash outflow from investing activities, amounting to HK$113 million, was significantly higher than the HK$42 million recorded in 2003. This is largely explained by a HK$81 million increase in capital expenditure as the Group restarted store refurbishment projects that were put on hold in 2003.

於本年度內，融資活動之現金流出額為港幣三億一千七百萬元，與二零零三年錄得之港幣三億元水平相若。該等金額主要與支付現金股息有關。

At HK$317 million, cash outflow from financing activities remained at a similar level as the HK$300 million recorded in 2003. This relates primarily to payments of cash dividends.



本集團之財務狀況

於二零零四年十二月三十一日，本集團之現金及銀行存款為港幣七億五千二百萬元（二零零三年：港幣八億五千萬元）。

本集團營運資金由二零零三年之港幣九億一千一百萬元增加至年內之港幣十億零四百萬元，流動比率為二點七倍，與二零零三年年底之二點五倍相比，輕微上升。

於年底，本集團之存貨由二零零三年之港幣二億二千二百萬元增加至港幣三億三千一百萬元。於二零零四年，存貨對銷售之流轉比率為三十日（二零零三年：二十四日），剛為本集團介乎二十八日至三十二日之目標的中位。

於二零零四年十二月三十一日，本集團之總負債為港幣六億八千四百萬元，與二零零三年年底之港幣六億八千五百萬元相若。股東權益較二零零三年年底之港幣十七億九千九百萬元上升百分之八點六，達港幣十九億五千四百萬元。以股東權益計算，本集團資本負債率為百分之三點二（二零零三年：百分之三點七）。

由於店舖裝修及保養費用上升，年內本集團之資本開支為港幣一億四千三百萬元（二零零三年：港幣六千二百萬元），佔經營業務現金流入淨額百分之四十四點四（二零零三年：百分之十二點四）。管理層預期二零零五年之資本開支將增加至約港幣二億元，其中港幣一億五千萬元將計劃用作店舖翻新。

於年底，本集團之融資信貸合共港幣三億八千九百萬元（二零零三年：港幣四億二千一百萬元），當中港幣六千三百萬元之循環貸款經已提用而尚未償還。於二零零四年十二月三十一日，本集團之或然負債為港幣五千二百萬元（二零零三年：港幣四千三百萬元），所有該等款項乃於正常業務運作中產生。

GROUP FINANCIAL POSITION

At December 31, 2004, the Group had cash and bank deposits of HK$752 million (2003: HK$850 million).

The Group's working capital increased to HK$1,004 million from HK$911 million during 2004. Current ratio was 2.7 times, a slight increase from the 2.5 times at the end of 2003.

At the end of the year, the Group's inventories totaled HK$331 million, up from the HK$222 million recorded in 2003. In 2004, inventory turnover on sales was 30 days (2003: 24 days), right in the middle of the Group's target range of 28 to 32 days.

At December 31, 2004, total liabilities were HK$684 million, almost the same as the HK$685 million at the end of 2003. Shareholders' equity was HK$1,954 million, an 8.6 percent increase over the HK$1,799 million at the end of 2003. The Group's gearing was 3.2 percent (2003: 3.7 percent) based on shareholders' equity.

Attributed to an increase in shop renovation and maintenance, capital expenditure during the year was HK$143 million (2003: HK$62 million), representing 44.4 percent (2003: 12.4 percent) of net cash inflow from operating activities. Management foresees a bigger capital expenditure of about HK$200 million in 2005, of which about HK$150 million is planned for shop refurbishment.

The Group had financing facilities totaling HK$389 million at the end of the year (2003: HK$421 million), of which HK$63 million revolving loan facilities had been drawn and were outstanding. As at December 31, 2004, the Group had contingent liabilities of HK$52 million (2003: HK$43 million) incurred in the normal course of business.

部門業務概況

零售及分銷部門

零售及分銷部門之營業額為港幣三十七億三千九百萬元(二零零三年：港幣三十二億二千一百萬元)，較二零零三年增長百分之十六點一，所有市場之銷售均呈現強健增長。

於本年度內，可比較門市之銷售額及可比較門市之毛利，對比去年同期分別增加百分之七點二及百分之十點四。

*Giordano*主系列之零售營業額較去年增長百分之十六，所有市場均錄得雙位數字增長。於二零零四年，環顧所有市場，以日本之銷售額增長最高，緊隨的是印尼和泰國。同時，零售毛利率上升三點一個百分點，其中仍以日本之毛利率增長最高，台灣則緊隨其後。本集團計劃於二零零五開設約一百四十間新店。

與二零零三年相比，*Giordano Ladies*之營業額增長百分之三十點二，而毛利率則上升六點二個百分點。年內，所有市場之銷售額及毛利均出現強勁增長。於二零零四年十二月，本集團在新加坡推出*Giordano Ladies*系列，於烏節路開設該系列之首間店舖；店舖表現與管理層預期一致。本集團亦計劃於二零零五年在新加坡增設兩間新店。本集團現正研究其他市場機會，藉以展開較往年更為進取之擴展計劃，推廣*Giordano Ladies*系列。

*Bluestar Exchange*之營業額對比去年同期增長百分之三十二點五，而毛利率則增長一個百分點。年內，本集團開設了三十五間新店，令二零零四年年底之門市總數增至一百二十一間。本集團計劃於二零零五年開設約二十五間新店，亦正評估在其他市場推廣此品牌之可行性。

DIVISIONAL OPERATIONS HIGHLIGHTS

Retail and Distribution

Turnover from the Retail and Distribution Division totaled HK$3,739 million (2003: HK$3,221 million), 16.1 percent higher than that of 2003, with all markets showing strong growth.

During the year, comparable store sales and comparable store gross profit increased by 7.2 percent and 10.4 percent year-on-year, respectively.

Retail turnover of *Giordano* core line was 16.0 percent higher than that of the previous year, with all markets experiencing double-digit turnover growth. Among our markets, Japan saw the best sales growth in 2004, followed by Indonesia and Thailand. Meanwhile, retail gross margin improved by 3.1 percentage points, with Japan again seeing the best gross margin improvement during the year, followed by Taiwan. About 140 new stores are planned for 2005.

Turnover of *Giordano Ladies* increased 30.2 percent while gross margin rose by 6.2 percentage points when compared to those of 2003. All markets posted strong sales and gross profit growth during the year. The Group launched *Giordano Ladies* in Singapore with the first store opening on Orchard Road in December 2004. The store has performed to Management's expectations and two additional outlets are planned for Singapore in 2005. The Group is studying other market opportunities for a slightly more aggressive expansion program for *Giordano Ladies* compared with previous years.

Bluestar Exchange's turnover increased by 32.5 percent year-on-year and gross margin widened by 1.0 percentage point. During the year, the Group opened 35 new outlets to bring the total store count to 121 by the end of 2004. About 25 new stores are planned for 2005 and the Group is also evaluating the possibility of launching the brand in some of its other markets.



製衣部門

製衣部門之營業額（包括分部間銷售）為港幣八億二千四百萬元（二零零三年：港幣六億八千五百萬元），較去年同期增長百分之二十點三，而毛利率則與去年相若。因此，製衣部門之經營溢利增至港幣五千一百萬元（二零零三年：港幣四千二百萬元）。

在二零零三年非典型肺炎疫症過後，製衣業務亦持續穩步回升。為減少對日本市場之依賴，製衣部門作出多方面之嘗試以擴展客戶基礎，並已初見成果。於二零零四年，日本業務所佔之營業額為百分之十七，而外來客戶（日本除外）之業務佔營業額約百分之十五。

於二零零四年，製衣部門對本集團之依賴進一步減少，現只佔其營業額百分之六十八，這正好配合本集團之長遠發展方向，減少兩個部門分部間之銷售。

下表列示本集團製衣部門營業額之分項數字：

Manufacturing

The Manufacturing Division's turnover, including inter-segment sales, amounted to HK$824 million (2003: HK$685 million), a 20.3 percent increase over the previous year while gross margin remained almost unchanged. As a result, the Manufacturing Division's operating profit increased to HK$51 million (2003: HK$42 million).

Business continued to pick up in the aftermath of the 2003 SARS outbreak. The Division's various efforts to broaden its client base to reduce its reliance on the Japanese market also bore fruit. In 2004, business with non-Japanese third parties accounted for about 15.0 percent of turnover, just below Japan's 17.0 percent share.

In 2004, the Manufacturing Division's reliance on the Group further declined to 68.0 percent of its turnover, in line with the long term direction of reducing inter-segment transactions between the two divisions.

The following table shows a breakdown of our manufacturing turnover:

		2004	2003	2002	2001	2000
營業額 *(港幣百萬元)*	Turnover *(HK$ millions)*	**824**	685	759	727	727
佔營業額之百分比：	**Percentage of turnover to:**					
本集團	Group	**68**	76	72	70	72
第三者	Third Parties					
日本	Japan	**17**	17	23	25	17
香港	Hong Kong	**3**	4	3	3	5
中國大陸	Mainland China	**1**	-	-	-	4
韓國	Korea	**-**	-	-	1	2
其他	Others	**11**	3	2	1	-

地區業務概況

GEOGRAPHIC OPERATIONS HIGHLIGHTS

由於二零零三年第二季爆發非典型肺炎而造成較低之比較基數，因而本集團於二零零四年上半年在主要市場之銷售額較二零零三年同期大幅上升。銷售額於下半年仍持續有良好的增長。

Sales in the Group's key markets posted strong year-on-year turnover increases during the first half due to the low comparison bases caused by the SARS outbreak in the second quarter of 2003. Sales continued to show good growth in second half of the year.

中國大陸

Mainland China

		2004	2003	2002	2001	2000
銷售額(港幣百萬元)*	Sales (HK$ millions) *	**952**	815	856	808	712
每平方呎銷售額(港元)**	Sales per sq. ft. (HK$) **	**2,400**	3,000	4,000	4,700	5,500
可比較門市之銷售額增加/(減少) ***	Comparable store sales increase/(decrease) ***	**7%**	(13%)	-	-	6%
零售面積(平方呎)****	Retail floor area (sq. ft.) ****	**557,800**	484,300	434,800	382,600	298,300
門市數目****	Number of outlets ****	**671**	581	532	461	357

* *包括售予特許專賣商之銷售淨額*
** *按加權平均基準計算之直接管理門市*
*** *指於兩個作比較之財政年度內均開業十二個月之直接管理門市*
**** *於十二月三十一日直接管理及特許專賣商門市總數*

* *Including net sales to authorized dealers*
** *On weighted average basis for directly managed outlets*
*** *For directly managed outlets which were open for the full 12 months in each of the two fiscal years under comparison*
**** *Total directly managed and authorized dealer outlets as at December 31*

營業額上升百分之十六點八至港幣九億五千二百萬元(二零零三年：港幣八億一千五百萬元)。每平方呎銷售額由二零零三年之港幣三千元下降百分之二十至港幣二千四百元，部分原因由於年內接收了若干特許專賣商之門市。儘管競爭激烈，但本集團仍堅持嚴格之價格折讓及促銷政策以維持其毛利率。

Turnover increased 16.8 percent to HK$952 million (2003: HK$815 million). Sales per square foot fell by 20.0 percent to HK$2,400, from HK$3,000 in 2003, explainable in part by the takeover of certain authorized dealers' shops during the year. Despite intense competition, we stayed the course and maintained a disciplined approach towards price discounts and promotions in order to defend our gross margin.

黃金地段之租金仍然處於不合理高位。於年內，該市場淨增加九十間新店，當中有七十四間為主系列門市、兩間為*Giordano Ladies*門市、十五間*Bluestar Exchange*門市，以及結束了一間*Giordano Junior*的門市。其中多間大型店舖開設於租金仍屬合理的市郊新商場。儘管初期銷售效益有所下跌，但本集團預期，隨著越來越多市民到該等新商場購物，情況將有所改善。管理層在為店舖物色新地點及重續租約時繼續持審慎態度，並計劃於二零零五年開設約八十間主系列門市及二十間*Bluestar Exchange*門市。

Rental in prime locations remain at unreasonably high levels. During the year, there was a net increase of 90 outlets, of which 74 were core line, two were *Giordano Ladies,* 15 were *Bluestar Exchange* and we closed one standalone *Giordano Junior* outlet. Many of these are large format stores in new suburban shopping malls where rentals are still reasonable. Even though this caused an initial decline in sales efficiency we expect the situation to improve as shoppers increasingly migrate to these new malls. Management will remain prudent when committing to new locations and renewing old leases and plans to open about 80 core line and 20 *Bluestar Exchange* outlets in 2005.



本集團繼續專注在市場上為公司品牌確立別樹一格之形象。為此，本集團已完成佔地一萬八千平方呎之上海旗艦店之大型翻新工程。翻新工程為期兩個月，並已於二零零四年四月底重新營業。店舖在翻新後之業績符合本集團之期望，本集團另計劃於二零零五年翻新廣州旗艦店。

The Group continued to focus on meaningfully differentiating our brands in the marketplace. As part of this exercise, we completed a major renovation of our 18,000-square feet Shanghai flagship store. The renovation took two months and the store re-opened in late April, 2004. The renovated store has performed in line with our expectations and we plan to renovate our Guangzhou flagship in 2005.

香港

Hong Kong

		2004	2003	2002	2001	2000
銷售額 *(港幣百萬元)*	Sales *(HK$ millions)*	**810**	697	776	760	788
每平方呎銷售額 *(港元)**	Sales per sq. ft. *(HK$)* *	**7,100**	6,200	6,800	6,400	7,000
可比較門市之銷售額增加/(減少) **	Comparable store sales increase/(decrease) **	**11%**	(15%)	3%	(8%)	(5%)
零售面積 *(平方呎)****	Retail floor area *(sq. ft.)* ***	**113,700**	112,100	116,400	114,200	127,300
門市數目***	Number of outlets ***	**92**	75	73	72	74

* *按加權平均基準計算*

** *指於兩個作比較之財政年度內均開業十二個月之門市*

*** *於十二月三十一日*

* *On weighted average basis*

** *For outlets which were open for the full 12 months in each of the two fiscal years under comparison*

*** *As at December 31*

由於二零零三年非典型肺炎疫情過後旅客回流以及中國放寬內地旅客個人遊計劃，消費意欲明顯改善。因此，於二零零四年大部份期間，香港市場對比去年同期錄得強勁增長，直至第四季時，天氣異常和暖令增幅放緩。儘管如此，營業額對比去年同期增長百分之十六點二至港幣八億一千萬元(二零零三年：港幣六億九千七百萬元)，全線各個系列之銷售額較去年同期均錄得雙位數字之增長。每平方呎銷售額及可比較門市之銷售額亦錄得雙位數字之增長，分別為百分之十四點五及百分之十一。出現有關增幅之部份原因為本集團致力提升品牌形象及堅守對價格與折扣的控制，以及零售環境經已有所改善。

Consumer sentiment improved markedly following the return of tourists after the 2003 SARS outbreak and the relaxation of the individual travel scheme for Mainland Chinese tourists. As a result, Hong Kong saw strong year-on-year growth through most of 2004 until the unseasonably warm weather in the fourth quarter slowed down the pace of growth. In spite of this, turnover increased by 16.2 percent to HK$810 million (2003: HK$697 million) year-on-year, with all lines achieving double-digit year-on-year sales increases. Both per-square-foot sales and comparable store sales posted double-digit gains of 14.5 percent and 11.0 percent respectively. This is due partly to our efforts to upgrade the brand image and to maintain discipline on pricing and discounts; and partly to the improved retail climate.

於本年度內，該市場淨增加十七間新店，當中有九間主系列門市及八間*Bluestar Exchange*門市，致使二零零四年底店舖總數達九十二間。

During the year, there was a net increase of 17 outlets, of which nine were core line and eight were *Bluestar Exchange*, bringing the total number of outlets to 92 at the end of 2004.



台灣 Taiwan

		2004	2003	2002	2001	2000
銷售額(港幣百萬元)	Sales (HK$ millions)	**707**	604	677	746	871
每平方呎銷售額(港元)*	Sales per sq. ft. (HK$) *	**2,900**	2,600	2,900	3,600	5,500
可比較門市之銷售額增加/(減少) **	Comparable store sales increase/(decrease) **	**1%**	(13%)	(15%)	(14%)	(4%)
零售面積(平方呎)***	Retail floor area (sq. ft.) ***	**245,800**	241,500	232,900	232,400	184,500
門市數目***	Number of outlets ***	**236**	195	182	181	159

* *按加權平均基準計算*
** *指於兩個作比較之財政年度內均開業十二個月之門市*
*** *於十二月三十一日*

* *On weighted average basis*
** *For outlets which were open for the full 12 months in each of the two fiscal years under comparison*
*** *As at December 31*

營業額合共港幣七億零七百萬元(二零零三年:港幣六億零四百萬元),較去年增長百分之十七點一。由於台灣的總統大選爭議事件,三月底至四月初銷售額增長放緩。儘管如此,全線各個系列之營業額對比去年同期仍錄得雙位數字之增長。

Turnover totaled HK$707 million (2003: HK$604 million), up 17.1 percent from a year ago. Sales growth suffered a short disruption in late March and early April due to the presidential election controversy. In spite of this, all lines achieved double-digit year-on-year turnover growth.

於本年度內,該市場淨增加四十一間門市,當中有二十九間主系列門市及十二間*Bluestar Exchange*門市。

During the year, there was a net increase of 41 outlets, of which 29 were core line and 12 were *Bluestar Exchange*.

本集團繼續實施多項建立品牌之措施,尤其是致力於提升零售價格及減少折扣優惠,致使毛利率增長三點七個百分點,增幅為本集團四大銷售地區中最高,僅次於日本。透過繼續致力於品牌建立,加上改善之存貨管理、更協調之新貨推介,以及憑藉全球貨品發展平台,管理層有信心台灣業績之回升將會持續。

The Group continued to pursue its various branding initiatives, especially its efforts to increase retail prices and withhold discounts, and was able to achieve a 3.7 percentage point increase in gross margin, the highest among the Group's four key territories and second only to Japan. Through continued-branding efforts, together with improved inventory management, better coordinated product launches, as well as leveraging on the global product development platform, Management is confident that the current recovery is sustainable.

新加坡 Singapore

		2004	2003	2002	2001	2000
銷售額(港幣百萬元)	Sales (HK$ millions)	**391**	348	372	330	349
每平方呎銷售額(港元)*	Sales per sq. ft. (HK$) *	**8,700**	7,700	9,000	9,700	13,300
可比較門市之銷售額增加/(減少)**	Comparable store sales increase/(decrease) **	**13%**	(14%)	(7%)	(13%)	(5%)
零售面積(平方呎)***	Retail floor area (sq. ft.) ***	**48,600**	43,600	46,000	37,800	32,400
門市數目***	Number of outlets ***	**47**	43	49	44	35

* *按加權平均基準計算*

** *指於兩個作比較之財政年度內均開業十二個月之門市*

*** *於十二月三十一日*

* *On weighted average basis*

** *For outlets which were open for the full 12 months in each of the two fiscal years under comparison*

*** *As at December 31*

營業額增長百分之十二點四至港幣三億九千一百萬元(二零零三年:港幣三億四千八百萬元)。除了受二零零三年因非典型肺炎疫情引致之低基數影響外,銷售額的改善亦歸功於實施較佳之採購及存貨控制。可比較門市之銷售額及每平方呎銷售額均回升百分之十三。管理層實施更為嚴格之折扣控制,使毛利率得以改善。

Turnover increased 12.4 percent to HK$391 million (2003: HK$348 million). Besides the low-base effect due to SARS in 2003, sales also improved because of better merchandizing and inventory control. Comparable store sales and per-square-foot sales both rebounded by 13.0 percent. Gross margin also improved as Management imposed tighter control of discounts.

於二零零四年十二月,本集團在烏節路最繁華之高級購物中心之一Paragon開設獨立店鋪推出*Giordano Ladies*系列。該店鋪業績表現出色,本集團計劃於二零零五年增設兩間*Giordano Ladies*門市。

In December 2004, we launched *Giordano Ladies* in Singapore with the opening of a freestanding store in the Paragon, one of the most prominent and up-market shopping malls on Orchard Road. Performance has been strong and two more *Giordano Ladies* outlets are planned for 2005.

其他市場

於本年度內，本集團其他市場之銷售額及毛利率對比去年同期均錄得強勁增長。此等市場合共佔本集團二零零四年總零售及分銷營業額百分之十五點二，二零零三年為百分之十三點八。

Other Markets

During the year, the Group's other markets all achieved strong year-on-year sales and gross margin improvement. Taken together, this group accounted for 15.2 percent of the Group's total 2004 retail and distribution turnover, compared to 13.8 percent in 2003.

(以港幣百萬元為單位)	(In HK$ millions)	澳洲 Australia	馬來西亞 Malaysia	印尼 Indonesia	泰國 Thailand	日本 Japan	合計 Total
二零零四年	**2004**	**188**	**126**	**119**	**84**	**53**	**570**
二零零三年	2003	149	114	90	64	28	445
對比去年同期增加	Year-on-year increase	26.2%	10.5%	32.2%	31.3%	89.3%	28.1%

澳洲

澳洲繼二零零三年錄得強勁業績增長後，持續取得理想成績。於二零零四年，銷售額增長達百分之二十六點二至港幣一億八千八百萬元（二零零三年：港幣一億四千九百萬元）。倘不計入匯兑之有利影響，銷售額仍較去年增加百分之十三點二。隨著本集團開始將業務自新南威爾斯省及維多利亞省拓展至東海岸其他城市，本公司於二零零四年增設了八間新店，年底店舖總數為四十二間。管理層相信，穩健之貨幣匯率及經調低之進口關税，將繼續有利於澳洲的銷售情況。本集團計劃於二零零五年開設七間新門市，並且積極探討於當地推出集團其他品牌之潛力。

Australia

Australia continued to deliver good growth after a strong 2003. In 2004, sales advanced 26.2 percent to HK$188 million (2003: HK$149 million). If foreign exchange gains were excluded, sales would still have grown by 13.2 percent over the previous year. Eight new stores were added in 2004 as we began to expand out of New South Wales and Victoria into the rest of the eastern seaboard. The total store count stood at 42 at the end of the year. Management believes that Australia will continue to benefit from a stable currency and reduced import tariffs. Seven new stores are earmarked to open in 2005 and the Group is actively exploring the potential of launching some of its other brands there.

日本

銷售額對比去年，增長百分之八十九點三；倘不計入匯兑帶來之有利影響，銷售額仍增加百分之七十四點六。年內，淨新增設之門市合共十一間，使於二零零四年十二月三十一日之店舖總數達二十四間。每平方呎之銷售額上升百分之四十五，而毛利率則增加五點七個百分點。有關業務於二零零四年最後一季首次達至收支平衡，儘管本年度仍然錄得虧損，管理層期望於二零零五年可轉虧為盈。我們將會循序漸進，繼續發展於關西地區之基地，並計劃於二零零五年另外增設十間門市。

Japan

Sales grew 89.3 percent year-on-year, or 74.6 percent when positive foreign exchange impact was excluded. During the year, there was a net opening of 11 outlets, taking store count to 24 as at December 31, 2004. Sales per square foot rose by 45.0 percent while gross profit margin expanded by 5.7 percentage points. The business began to breakeven during the last quarter of 2004 and although the year still ended with a loss, Management aims to achieve profitability in 2005. We will continue to build methodically on our base in the Kansai region and have plans to open another ten outlets in 2005.



合營公司

韓國

在二零零四年的大部份時間，韓國市況依然艱難。先前顯示的消費意欲上升實屬幻象，而個人信貸危機之持續影響、加上出口增長放緩及失業率上升等因素，導致零售消費疲弱。因此，價格競爭仍然激烈，營業額較去年下降百分之十點八。儘管如此，透過實施更為嚴格之定價及減價控制，毛利率仍然有所增長。經濟及消費意欲已逐漸改善，若能保持當前發展趨勢，期望二零零五年業務將繼續好轉。

中東

營業額較去年增加百分之二十三點一，主要是由於本集團開設新店。二零零四年油價上漲刺激當地之消費意欲，但區內局勢持續不穩，影響了零售業的表現。長遠而言，尤其近期局勢有所緩和，該地區之發展將會仍然興旺。本集團之店舖組合與品牌地位將可在中東市場出現預期復蘇時，奠下穩固基礎。

於本年度內，本集團在該市場已新增十四間門市，於二零零四年十二月三十一日之店舖總數達八十九間。本集團計劃於二零零五年在區內增設十間門市。本集團於二零零四年第四季度在杜拜進行*Giordano Junior*之市場測試，初期反應令人鼓舞。本集團計劃於二零零五年在該地區正式展開該品牌市場推廣。

人力資源

於二零零四年十二月三十一日，本集團約有九千名僱員。本集團向若干高級管理人員提供優厚之花紅計劃及授出購股權，作為獎勵及挽留優秀幹練管理層人才之方法。此外，本集團亦向各級員工提供優厚薪酬，更發放按目標為本計算之花紅。

Joint Ventures

Korea

Market conditions remained difficult in Korea for most of 2004. Early signs of a pickup in consumer sentiment proved illusory, and retail spending continued to be weighed down by the lingering effects of the personal credit crisis, together with a slowdown in export growth and a rise in unemployment. As a result, price competition remained intense and turnover fell by 10.8 percent over the previous year. In spite of this, gross margin improved owing to better discipline on pricing and discounts. The economy and consumer sentiment has been picking up slowly and we hope to see a sustained turnaround in the business in 2005 if present trends hold.

Middle East

Turnover grew by 23.1 percent, compared to the year before, mainly due to new store openings. The rise in oil prices in 2004 has lifted consumer sentiment in the region, but this was tempered by the continued instability in the region. However, the longer term prospects, especially in light of the recent reduction in tensions, remain positive. Our shop portfolio and brand position will give us a strong foundation for the anticipated recovery there.

During the year, 14 new outlets were opened taking the total number of outlets to 89 as at December 31, 2004. We plan to open ten new stores in the region in 2005. We also began test marketing *Giordano Junior* in Dubai in the last quarter of 2004. The initial response has been encouraging and we plan to formally launch the brand in the Middle East in 2005.

HUMAN RESOURCES

On December 31, 2004, the Group had approximately 9,000 employees. The Group offers incentive bonus schemes and share options to certain senior managers as a means to reward and retain a high caliber management team. Competitive remuneration packages and goal-oriented bonuses are also paid to different levels of staff.

展望

管理層對中期的全球經濟前景感到樂觀。由於本集團所有市場之消費意欲持續恢復，本集團相信，二零零五年本集團必將持續發展，並以提升銷售額及增加溢利為目標。

自二零零五年一月一日取消紡織品配額制度後，業界得以擺脱一大貿易障礙，亦為本集團之採購業務營造有利環境。

同時，全球化之步伐加劇了本集團在各地之競爭，因此本集團必須確立集團品牌獨特之處，方能有效進行競爭並達至提升銷售額及增加溢利之目標。就此而言，本集團不僅須繼續加強傳統之優勢，如提高產品創新及品質、提供卓越客戶服務、提高資訊科技及控制成本及存貨等，亦需要加快品牌建設之步伐。為此，本集團計劃投資大約港幣二億元於店舖翻新及開設新店，並將重新訂定廣告及宣傳費用開支，以展開一個配合全球性之宣傳活動。透過該等投資，本集團旨在提升其主要品牌*Giordano*及維持其競爭優勢地位，同時將*Bluestar Exchange*定位為市場之「單項營銷」類別。此外，管理層現正積極考慮在澳洲及印尼開設*Bluestar Exchange*之可行性，並認為該品牌在澳洲及印尼具備良好發展潛力。

1. 中國大陸

從中期而言，中國大陸將繼續成為本集團主要增長動力來源。管理層相信經濟在二零零五年及往後繼續取得高增長。然而，本集團預計競爭亦將持續加劇，蓋因本集團不僅須面對國內之競爭，亦要應付擬進軍中國之國際品牌。管理層相信，本集團若要保持其競爭地位，唯一途徑是在市場上建立本身之獨特形象。鑑於本集團於上海之旗艦店經過翻新後，顧客反應頗佳，本集團計劃展開全面之店舖翻新工程，當中包括公司及特許專賣商經營之店舖，而以廣州旗艦店之翻新計劃為二零零五年最重要之項目。

OUTLOOK

Management is optimistic about the medium term global economic outlook. On the back of sustained revival of consumer sentiments in all our markets, we believe 2005 holds great promise of sustained growth for the Group and will aim for higher sales and profit growth.

The dismantling of the textile quota system on January 1, 2005 has relaxed a substantial trading barrier for the industry and has generally created a favorable environment for the Group's sourcing activities.

At the same time, globalization has sharpened competition for the Group everywhere and we must be able to clearly differentiate our brands so as to compete effectively and achieve our goal of higher sales and profits growth. This will involve not only executing on our traditional areas of strength like product innovation and quality, superior customer service, information technology and cost and inventory controls. It will also involve stepping up the pace on branding. To this end, the Group plans to invest HK$200 million in store refurbishment and rollout, and to re-direct its advertising and promotion spending towards a global advertising campaign. With this investment, the Group aims to elevate its main *Giordano* brand and maintain its competitive lead, and at the same time to position *Bluestar Exchange* to own the "item-business" segment of the market. Management is also actively looking into the feasibility of launching *Bluestar Exchange* in Australia and Indonesia where we see good potential for the brand.

1. Mainland China

In the medium term, Mainland China continues to be the Group's major growth driver. Management believes the economy will be able to sustain a high rate of growth in 2005 and beyond. However, we expect competition to continue intensifying, with the Group having to deal not only with domestic rivals but also international brands seeking entry into China. Management believes that the only way for the Group to maintain its competitive position is to distinguish ourselves in the marketplace. In light of the favorable customer response to our revamped Shanghai flagship store, we have planned a comprehensive refurbishment program to include both company-operated and authorized dealer stores, with the planned renovation of our Guangzhou flagship being the most important project in 2005.



2. 香港

香港方面，於二零零四年下半年經濟復蘇步伐明顯加快，主要由物業市場及股票市場獲利所帶動。隨著抵港遊客增加，尤其是放寬個人遊計劃後來港之中國大陸遊客增多，消費意欲亦得以恢復。待香港迪士尼樂園於本年九月開幕後，旅遊業會再創佳績。另一方面，經濟復蘇亦增加了成本壓力，特別在租金方面更為明顯。某程度上，本集團未嚴重受到租金壓力所影響，蓋因其兩家旗艦店均已訂立長期租約。然而，管理層仍會密切監控經營成本。於二零零五年，本集團已完成翻新尖沙咀之旗艦店，並計劃增設七間新門市。

3. 台灣

於二零零四年，本集團在台灣之市場推廣及內部重組措施發揮成效，令當地之銷售額及溢利均取得強勁增長，管理層對此深感欣慰。本集團將繼續專注於品牌建設及改善經營，並深信該等措施將有助台灣成為本集團之主要銷售額及溢利動力來源。本集團計劃於二零零五年增開八間店鋪。

4. 新加坡

二零零五年，管理層將專注於兩方面。首先，透過改善物流運作增加*Giordano*主系列之銷售額及溢利。另一方面是在烏節路*Giordano Ladies*店舖之成功基礎上，於二零零五年再增設兩間新門市。

2. Hong Kong

In Hong Kong, the economic recovery gathered pace significantly in the second half of 2004, driven mainly by gains in the property and stock markets. Consumer sentiment also revived on the heels of increased tourist arrivals, especially Mainland Chinese tourists under the relaxed individual travel scheme. Tourism will get another big boost when Disneyland Hong Kong opens in September. On the other hand, the economic recovery has brought increased cost pressure, especially in rentals. The Group is to a certain extent insulated from such pressures because its two flagship stores are both on long term leases. Nevertheless, Management will remain vigilant in controlling operating costs. We have just completed the renovation of our Tsimshatsui flagship and plan to add seven new stores in 2005.

3. Taiwan

Management is pleased to see that its marketing and internal re-engineering efforts bore fruit so that Taiwan saw strong sales and profits growth in 2004. We will continue to focus on branding efforts and improving operations and are confident that such measures will help make Taiwan a key sales and profits driver for the Group. We plan to add eight new stores in 2005.

4. Singapore

Management will focus on two areas in 2005. The first is to grow *Giordano* core line sales and profits through improving its logistics. The second is to build on the success of the Orchard Road *Giordano Ladies* store by adding two new locations in 2005.

5. **韓國**

儘管早前有跡象顯示韓國經濟似乎已走出谷底，但韓國的經濟展望仍未明朗。二零零五年，管理層將側重於鞏固本集團在產品質量、定價政策、成本控制及銷售及存貨管理方面所取得之成效。此舉應能令本集團充份把握當地經濟持續復蘇之最大機遇。

6. **日本**

管理層將於日本保持原有之發展方向，在關西地區已建立之基礎上繼續發展。二零零五年，本集團計劃開設合共十間新門市，而於二零零四年最後一季達至收支平衡後，本集團今年致力將日本之業務轉虧為盈。

5. **Korea**

The outlook for the Korean economy is still unclear though early signs seem to indicate that the worst is finally over. Management's focus in 2005 is to consolidate the gains we achieved in the areas of product quality, pricing discipline, cost controls and sales and inventory management. This should position us to take maximum advantage of a sustained economic recovery there.

6. **Japan**

Management will stay the course in Japan and build on the base we have established in Kansai. A total of ten new stores are planned for 2005 and, after achieving breakeven in the last quarter of 2004, we aim to turn a profit in Japan this year.



董事會

本公司董事會(「董事會」)肩負向本公司整體提供有效率和負責任的領導。董事會各成員,無論個別或共同地,都必須真誠地以公司及股東的整體利益為前提行事。

董事會由四名獨立非執行董事及三名執行董事組成。此外,董事會亦委聘獨立董事會顧問向彼等提出意見。董事會已設立董事委員會,監察本公司不同範疇之事務。本公司之董事會及各董事委員會成員之組成如下,而各委員會的職責於本報告內有進一步之描述。

BOARD

The board of directors (the "Board") is charged with providing effective and responsible leadership for the Company. The directors, individually and collectively, must act in good faith in the best interests of the Company and its shareholders.

The Board comprises four Independent Non-executive Directors and three Executive Directors. The Board is advised by an Independent Board Advisor. The Board has appointed Board Committees to oversee different areas of the Company's affairs. The composition of the Board and the Board Committees are given below and their respective responsibilities are discussed later in this report.

董事會	Board of Directors	審核委員會 Audit Committee	補償委員會 Compensation Committee
獨立非執行董事	**Independent Non-executive Directors**		
歐文柱先生	Mr. Au Man Chu, Milton	✓	
畢滌凡先生	Mr. Barry John Buttifant	✓	✓
鄺其志先生	Mr. Kwong Ki Chi	✓	
李鵬飛先生	Mr. Lee Peng Fei, Allen	✓	✓
執行董事	**Executive Directors**		
劉國權先生 *(主席及行政總裁)*	Mr. Lau Kwok Kuen, Peter *(Chairman and Chief Executive)*		✓
馮永昌先生	Mr. Fung Wing Cheong, Charles		
馬灼安先生	Mr. Mah Chuck On, Bernard		
獨立董事會顧問	**Independent Board Advisor**		
梁覺教授	Professor Leung Kwok		✓

董事會訂立本集團之策略和方向,以及監管本集團之表現,同時亦須決定公司事宜,其中包括年度及中期業績、重大交易、董事聘任、股息分派及會計政策。本集團日常運作之管理和監察工作是由本公司三位執行董事組成之管理委員會進行。

The Board sets the Group's objectives and strategies and monitors its performance. The Board also decides on matters such as annual and interim results, major transactions, director appointments, and dividend and accounting policies. The Board has delegated the authority and responsibility of managing and overseeing the Group's day to day operations to a management committee comprising the three Executive Directors.

公司秘書協助主席擬訂董事會會議議程及每位董事均獲邀提出任何擬在會議中討論和動議的事項。所有董事均可及時地獲得一切有關會議之資料及在有需要時尋求專業意見。於二零零四年，本公司共舉行三次全體董事會會議；而有關會議之出席紀錄如下：

The Company Secretary assists the Chairman in setting the agenda of Board meetings and each Director is invited to present any businesses that they wish to discuss or propose at the meetings. All Directors have timely access to all relevant information of the meetings and may take professional advice if necessary. The Company held three full Board meetings in 2004. Attendance of the full Board meetings are as follows:

出席紀錄	Attendance	出席會議次數 No. of meetings attended
歐文柱先生	Mr. Au Man Chu, Milton	3/3
畢滌凡先生	Mr. Barry John Buttifant	2/3
鄺其志先生 *(於二零零四年四月獲委任)*	Mr. Kwong Ki Chi *(appointed in April, 2004)*	2/2
李鵬飛先生	Mr. Lee Peng Fei, Allen	3/3
劉國權先生 *(主席)*	Mr. Lau Kwok Kuen, Peter *(Chairman)*	3/3
馮永昌先生	Mr. Fung Wing Cheong, Charles	3/3
馬灼安先生	Mr. Mah Chuck On, Bernard	3/3

畢滌凡先生、鄺先生及劉先生在其他香港上市公司亦同時出任董事之職位。畢滌凡先生及鄺先生分別為新昌營造集團有限公司(「新昌」)及新昌管理集團有限公司之替代董事及非執行董事，而劉先生同時亦為新昌之獨立非執行董事。董事會認為，上述之關係不會影響該等董事在執行職責時之獨立判斷及個人誠信。

Mr. Buttifant, Mr. Kwong and Mr. Lau have common directorship in other listed companies in Hong Kong. Mr. Buttifant and Mr. Kwong serve on the boards of Hsin Chong Construction Group Ltd. ("Hsin Chong") and Synergis Holdings Limited as alternate director and non-executive director respectively. Meanwhile, Mr. Lau serves as an independent non-executive director of Hsin Chong. In the Board's opinion, these relationships do not affect the Directors' independent judgment and integrity in executing their roles and responsibilities.

董事會全體成員可參與挑選及委任新董事，惟本公司沒有成立提名委員會。雖然每位獨立非執行董事的委任，均沒有訂明任期，但根據本公司細則，除董事會主席外，所有董事現時均需最少每三年輪選一次。在提名委任新董事時，董事會會進行多方面之考慮，例如彼等之專業知識、經驗、誠信及承擔等。於二零零四年，鄺先生經全體董事一致批准獲委任為本公司獨立非執行董事。

The full Board participates in the selection and approval of new directors and has not established a Nomination Committee. None of the Independent Non-executive Directors is appointed for a specific term. Instead, under the Bye-Laws of the Company, with the exception of the Chairman, all the Directors are currently required to offer themselves for re-election by rotation at least once every three years. The Board takes into consideration criteria such as expertise, experience, integrity and commitment when selecting new directors. In 2004, Mr. Kwong was appointed as an Independent Non-executive Director with the unanimous approval of the Directors.

主席及行政總裁

本公司主席及行政總裁的角色沒有分開，現時由劉先生同時出任此兩個職位。董事會認為由同一人擔任主席及行政總裁之職位能為本集團提供強勢及貫徹之領導，及更有效策劃及推行長期商業策略。董事會同時相信本公司已擁有健全企業管治架構以確保有效地監管本公司之管理層，而該架構帶來許多與分開主席及行政總裁角色相若之效益。該架構包括：

- 董事會之成員大部份為獨立非執行董事；
- 審核委員會之成員全部為獨立非執行董事；
- 補償委員會之成員大部份為獨立非執行董事和獨立董事會顧問；
- 確保獨立非執行董事可自由及直接地接觸本公司之外聘核數師及內部審計師，並在有需要時尋求獨立專業意見；
- 設立「密函檢舉」機制，允許員工以匿名和機密形式舉報高級管理人員包括主席及行政總裁的欺詐及不當的行為。

董事會相信上述之設定和安排能確保獨立非執行董事繼續有效地指導本集團之管理層和提供有關策略、危機和誠信的重要事項之積極監管。董事會會不斷地檢討本集團企業管治架構的成效，用以評估是否需要作任何修改，包括分開主席及行政總裁的角色。

Chairman and Chief Executive

The Company does not have a separate Chairman and Chief Executive and Mr. Lau currently holds both positions. The Board believes that vesting the roles of both Chairman and Chief Executive in the same person provides the Group with strong and consistent leadership and allows for more effective planning and execution of long term business strategies. The Board also believes that the Company already has a strong corporate governance structure in place to ensure effective supervision of management. Such a structure provides many of the benefits of having a separate chairman and chief executive. The structure includes:

- Having Independent Non-executive Directors comprising a majority of the Board;
- Having the Audit Committee composed exclusively of Independent Non-executive Directors;
- Having Independent Non-executive Directors and an independent Board Advisor comprising a majority of the Compensation Committee;
- Ensuring that Independent Non-executive Directors have free and direct access to both the Company's external and internal auditors and independent professional advice where considered necessary;
- Having a "whistle-blowing" mechanism in place to allow our staff to anonymously and confidentially report any suspected acts of fraud or gross misconduct by top management, including that of the Chairman and Chief Executive.

The Board believes that these measures will ensure that our Independent Non-executive Directors continue to effectively supervise the Group's Management and to provide vigorous control of key issues relating to strategy, risk and integrity. The Board continually reviews the effectiveness of the Group's corporate governance structure to assess whether any changes, including the separation of the positions of Chairman and Chief Executive, are necessary.

審核委員會

審核委員會由四名獨立非執行董事組成，負責本集團之會計準則及實務、審計、內部監控及遵守法規等事宜。審核委員會在評核本集團中期及末期業績後才向董事會作出建議是否批准有關業績。審核委員會定期舉行會議，審閱財務報告及內部監控等事宜，並可不受限制地與本公司之外聘核數師及內部審計師接觸。該委員會由畢滌凡先生出任主席，彼為一位在處理財務報表及監控方面具資深經驗的合資格會計師。審核委員會於二零零四年舉行了兩次會議，出席率達百分之一百。

Audit Committee

The Audit Committee comprises all four Independent Non-executive Directors. It is responsible for accounting principles and practices, auditing, internal controls and legal and regulatory compliance of the Group. It also reviewed the interim and final results of the Group prior to recommending them to the Board for approval. It meets regularly to review financial reporting and internal control matters and to this end has unrestricted access to both the Company's external and internal auditors. The Committee is chaired by Mr. Buttifant, a qualified accountant with extensive experience in financial reporting and control. In 2004, the Audit Committee held two meetings and had 100 percent attendance.



本集團設立「密函檢舉」機制，鼓勵及方便員工監管高級行政人員包括主席及行政總裁之不當行為。據此機制，員工可透過一個機密電郵戶口，以匿名形式舉報欺詐及不當的行為。內部審計部主管會將所有密函作絕對機密處理，在作出調查並有理據支持下轉介該等密函予本公司之獨立董事作進一步行動。

The Group also has a "whistle-blowing" mechanism in place to encourage and facilitate our staff members to police the conduct of top management, including that of the office of the Chairman and Chief Executive. Under the mechanism, staff members are invited to report suspected acts of fraud or gross misconduct anonymously to a confidential e-mail account. All such reports are treated with the strictest confidence by the Head of Internal Audit, who is responsible for investigating the reports. The Head of Internal Audit would refer the reports to the Company's Independent Directors for further action should sufficient grounds exist for such referral.

補償委員會

補償委員會負責檢討及批准董事之酬金。委員會成員不可參與釐訂本身之酬金。於二零零四年，補償委員會已檢討及以書面決議形式批准主席之服務合約及兩名獨立非執行董事之酬金。為避免任何利益衝突，任何在動議中擁有利益的委員會成員均須在有關投票時放棄投票權。

Compensation Committee

The Compensation Committee reviews and approves the remunerations of Directors. No member can determine his own remuneration. In 2004, the Committee reviewed the service agreement and contracts of the Chairman and the remuneration of two Independent Non-executive Directors and approved the same by circulating resolutions in writing. To minimize any conflict of interest, any member who is interested in any given proposed motion is required to abstain from voting on such motion.

內部審計

內部審計部共有三名員工，部門主管為合資格會計師。該部門直接向董事會主席匯報，並在監管本集團的內部管治事宜上擔當重要角色。該部門不受限制地檢討本集團各方面的事務及內部監控事宜，並就管理層或審核委員會關注的範疇進行特別審核。審核委員會可與內部審計部主管直接和自由地接觸而毋須知會主席或管理層。

Internal Audit

Internal Audit Department of the Company has a staff of three and is headed by a qualified accountant. The Department, reporting directly to the Chairman, plays a major role in monitoring the internal governance of the Group. The Department has unrestricted access to review all aspects of the Group's activities and internal controls. It also conducts special audits of areas of concern identified by Management or the Audit Committee. The Audit Committee has direct access to the Head of the Internal Audit Department freely without reference to the Chairman or Management.



核數師之酬金

本集團付予與法定審核有關的核數師酬金為港幣三百萬元(二零零三年:港幣三百萬元)。

本集團付予主要核數師羅兵咸永道會計師事務所和其關連機構之酬金如下:

Auditors' remuneration

Auditors' remuneration in relation to statutory audit amounted to HK$3 million (2003: HK$3 million).

The following remuneration was paid by the Group to its principal auditor, PricewaterhouseCoopers, and its affiliated firms:

(以港幣百萬元為單位)	*(In HK$ millions)*	**2004**	2003
法定審核	Statutory audit	**$2**	$2
稅務服務	Taxation services	**1**	1
其他諮詢服務	Other advisory services	**-**	1
合計	Total	**$3**	$4

遵守最佳應用守則

董事會認為,本公司於本年度內一直遵守於二零零四年沿用之香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則,除:

指引七訂明委任非執行董事,應有指定任期。在這方面,按本公司細則,本公司非執行董事之任期於該等董事輪值告退時屆滿;及

指引十一訂明如董事會將予考慮的事項涉及主要股東或董事的利益衝突,則應舉行全體董事會議,而不應通過傳閱文件或由董事會屬下的委員會處理有關事項。在這方面,本公司政策規定,董事會委任補償委員會負責檢討及批准所有董事的酬金,補償委員會由兩名獨立非執行董事、一名獨立董事會顧問及一名執行董事組成。為避免任何利益衝突,任何在動議中擁有利益的委員會成員在投票表決時須放棄其投票權。

Compliance with Code of Best Practice

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing The Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited throughout the year 2004 save in respect to the following:

Guideline 7 states that the Non-executive Directors should be appointed for a specific term. In this instance, the Company's Bye-Laws require Non-executive Directors of the Company to be appointed for a term expiring upon their retirement by rotation; and

Guideline 11 states that if a matter to be considered by the Board involves a conflict of interest for a substantial shareholder or a director, then a full board meeting should be held and that such matter should not be dealt with by circulation or by committee. In this instance, the Company's policy is to have the Board appoint a Compensation Committee to review and approve the remuneration of the directors. The Compensation Committee is made up of two Independent Non-executive Directors, an independent Board Advisor and an Executive Director. To minimize any conflict of interest, any member who is interested in any given proposed motion is required to abstain from voting on such motion.

董事進行證券交易的標準守則

有關董事進行之證券交易，本公司已採納一套與「上市發行人董事進行證券交易的標準守則」所訂標準同樣嚴格之行為守則。經具體查詢後，每位董事均確認於本年度內已遵守進行本公司證券交易的行為守則。

Model Code for Securities Transactions by Directors

The Company has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules. Following a specific enquiry, each of the Directors confirmed he complied with the code of conduct for transactions in the Company's securities throughout the year.

社會責任

本集團致力成為成功及負責任之企業公民。因此，我們除了竭力為我們的顧客提供優質的產品及服務，及為我們的股東提交持續優良的業績外，我們亦致力替我們營業的社區營造一個正面的影響。為了達成此目標，本集團積極支持各慈善機構及其活動；確保為我們生產製成品的勞工得到公平的對待及尊重；以及在任何時候透過為環境設想的方式達成我們的目標。

Social Responsibility

The Group is committed to being a successful and responsible corporate citizen. As such, we are committed not only to delivering quality products and service to our customers and strong and sustained financial performance to our shareholders. We are also committed to creating a positive impact in the communities where we conduct business. We aim to achieve this by, amongst others, supporting charitable organizations and causes; by ensuring that the workers producing our products are treated with fairness and respect; and at all times achieving our goals through environmentally friendly means.



董事會同寅茲向全體股東提呈本公司及本集團截至二零零四年十二月三十一日止年度之董事會報告書及經審核財務報表。

The directors have pleasure in submitting their report together with the audited financial statements of the Company and of the Group for the year ended December 31, 2004.

主要業務

本公司為一投資控股公司。本集團之主要業務為經營零售及分銷*Giordano*、*Giordano Ladies*、*Giordano Junior*及*Bluestar Exchange*等品牌之便服及配襯用品。該等品牌提供由基本至流行時尚優質且物有所值之服裝。本集團亦經營製衣業務，供應本集團零售業務需求，並向本集團以外之人士供應製成品。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The principal business of the Group is the retailing and distribution of casual apparel and accessories under *Giordano*, *Giordano Ladies*, *Giordano Junior* and *Bluestar Exchange* brands. These brands offer basic to modern fashionable apparel of quality and value. The Group also carries on apparel manufacturing operation, supporting the Group's retail business and supplying products to third parties.

分部資料

本集團截至二零零四年十二月三十一日止年度按照主要業務及營運地區之表現分析載於財務報表附註二。

SEGMENT INFORMATION

An analysis of the Group's performance by principal activities and geographical locations of operations for the year ended December 31, 2004 is set out in note 2 to the financial statements.

業績

本集團截至二零零四年十二月三十一日止年度之業績、現金流量及本公司與本集團於該日之財政狀況俱載於第四十六頁至第八十七頁之財務報表內。

RESULTS

The results and the cash flow of the Group for the year ended December 31, 2004 and the state of affairs of the Company and of the Group as at that date are set out in the financial statements on pages 46 to 87.

股息

中期股息每股港幣四仙及特別中期股息每股港幣一點五仙已於二零零四年九月十日派發。

董事會向股東建議派發截至二零零四年十二月三十一日止年度末期股息每股港幣四點五仙及特別末期股息每股港幣一角三仙予於二零零五年四月二十九日名列本公司股東名冊上之股東。

DIVIDENDS

An interim dividend of 4.0 HK cents per share and a special interim dividend of 1.5 HK cents per share were paid on September 10, 2004.

The directors recommend to shareholders the payment of a final dividend of 4.5 HK cents per share and a special final dividend of 13.0 HK cents per share for the year ended December 31, 2004 to the shareholders whose names appear on the register of members on April 29, 2005.

儲備

本年度內，儲備之變動情況載於第五十頁及第五十一頁之權益變動表。

RESERVES

Movements in reserves during the year are set out in the Statements of Changes in Equity on pages 50 and 51.

可供分派儲備

於二零零四年十二月三十一日，本公司之可供分派滾存溢利及繳入盈餘為港幣十三億七千六百萬元(二零零三年：港幣九億九千七百萬元)。

DISTRIBUTABLE RESERVES

As at December 31, 2004, the retained profits of the Company together with the contributed surplus available for distribution amounted to HK$1,376 million (2003: HK$997 million).

慈善捐款

本集團於本年度內之慈善捐款為港幣一百五十萬元。

CHARITABLE DONATIONS

Donations made for charitable purposes by the Group during the year amounted to HK$1.5 million.

固定資產

本年度內，集團共添置約港幣一億四千三百萬元之固定資產。本年度固定資產變動情況載於財務報表附註十一。

FIXED ASSETS

During the year, the Group acquired fixed assets of approximately HK$143 million. Movements in fixed assets during the year are set out in note 11 to the financial statements.

主要附屬公司

本公司於二零零四年十二月三十一日主要附屬公司詳情載於財務報表附註二十七。

PRINCIPAL SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at December 31, 2004 are set out in note 27 to the financial statements.

銀行貸款及透支

於二零零四年十二月三十一日，本集團須即付或於一年內償還之銀行貸款及透支約港幣六千三百萬元。

BANK LOANS AND OVERDRAFTS

As at December 31, 2004, the Group's bank loans and overdrafts of approximately HK$63 million were repayable on demand or within one year.

主要供應商及客戶

本集團首五大供應商及客戶所佔的購買及銷售總額均低於百分之三十。

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate percentages of purchases and sales attributable to the Group's five largest suppliers and customers respectively are less than 30 percent.

十年財務資料

本集團過去十個財政年度之業績、資產及負債摘要載於第二頁及第三頁。

TEN-YEAR FINANCIAL INFORMATION

A summary of the results, assets and liabilities of the Group for the last ten fiscal years is set out on pages 2 and 3.

股本

本公司之股本於本年度內之變動詳載於財務報表附註十七。

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are shown in note 17 to the financial statements.

購股權資料

購股權計劃之摘要及本公司購股權於本年度內變動詳情載於第八十八頁至第九十二頁。

SHARE OPTION INFORMATION

A summary of the share option scheme and details of the movement in share options of the Company during the year are set out on pages 88 to 92.

股份優先購買權

本公司之細則中並無股份優先購買權之規定，惟百慕達法例則無限制此等權利。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-Laws although there are no restrictions against such rights under the laws of Bermuda.

購買、出售或贖回本公司之上市證券

本公司在本年度內並無贖回其股份。年內，本公司及其任何附屬公司亦無購買或出售任何本公司之股份。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.



董事會

於本年度內及截至本報告書之日期止，本公司之董事為：

劉國權先生
歐文柱先生 *
畢滌凡先生 *
馮永昌先生
鄺其志先生，GBS，JP *
（於二零零四年四月二十六日獲委任）
李鵬飛先生，JP *
馬灼安先生

* *獨立非執行董事*

根據本公司細則，歐文柱先生、馮永昌先生及鄺其志先生於即將舉行之股東週年大會上退任，惟彼等均合資格膺選連任。

於本報告日，本公司董事之個人資料詳載於本年報第七頁至第十頁。

本公司根據香港聯合交易所有限公司（「聯交所」）上市規則（「上市規則」）第3.13條已收到各獨立非執行董事就其獨立性每年作出之書面確認；本公司認為該等董事確屬獨立人士。

DIRECTORS

The directors of the Company during the year and up to the date of this report are:

Mr. LAU Kwok Kuen, Peter
Mr. AU Man Chu, Milton *
Mr. Barry John BUTTIFANT *
Mr. FUNG Wing Cheong, Charles
Mr. KWONG Ki Chi, GBS, JP *
(appointed on April 26, 2004)
Mr. LEE Peng Fei, Allen, JP *
Mr. MAH Chuck On, Bernard

* *Independent non-executive directors*

In accordance with the provisions of the Company's Bye-Laws, Mr. Au Man Chu, Milton, Mr. Fung Wing Cheong, Charles and Mr. Kwong Ki Chi will retire from office at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

Biographical details of the directors of the Company as at the date of this report are set out on pages 7 to 10 of this annual report.

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") and the Company considers all of such directors are independent.

董事服務合約

擬於即將召開之股東週年大會上膺選連任之董事，概無與本公司或其附屬公司訂立本集團不可於一年內毋須賠償（法定補償除外）而終止之服務合約。

於二零零四年一月一日，本公司與本公司主席兼行政總裁劉國權先生（「劉先生」）訂立了僱用協議，自二零零四年一月一日起至二零零八年十二月三十一日止，為期五年。若本公司於合約固定期限前終止此協議（或在某些特定的情況下被視作終止），劉先生可根據此協議獲得一筆相等於其五年任期餘下以最多三年為限的薪酬總和的賠償。

DIRECTORS' SERVICE CONTRACT

The directors being proposed for re-election at the forthcoming annual general meeting do not have any service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The Company entered into an agreement dated as of January 1, 2004 with Mr. Lau Kwok Kuen, Peter ("Mr. Lau"), Chairman and Chief Executive, for Mr. Lau's employment with the Group for a fixed term of five years commencing January 1, 2004 and expiring December 31, 2008. Should the agreement be terminated by the Company before the expiry of the fixed term (or deemed to be so terminated in certain specified circumstances), Mr. Lau would be entitled to compensation equal to his remuneration under the agreement for the unexpired part of the five-year term, up to a maximum period of three years.



董事享有權益之合約

本公司或其任何附屬公司概無參與訂立於年內或年終任何時間使本公司任何董事擁有不論直接或間接之重大權益之合約。

DIRECTORS' INTERESTS IN CONTRACTS

None of the directors had a material interest, whether directly or indirectly, in any contract of significance subsisting during or at the end of the year to which the Company or any of its subsidiaries was a party.

董事之證券權益

於二零零四年十二月三十一日，根據證券及期貨條例(「該條例」)第XV部第七及第八分部已知會本公司和聯交所，並根據該條例第三百五十二條而存置之登記冊所載；或根據上市規則內上市公司董事進行證券交易的標準守則(「標準守則」)已知會本公司和聯交所，有關本公司董事及行政總裁擁有本公司或其任何相關法團(按該條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉(包括根據該條例之該等條文任何該等董事及行政總裁擁有或被視作擁有之權益或淡倉)如下：

DIRECTORS' INTERESTS IN SECURITIES

As at December 31, 2004, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) and were recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") contained in the Listing Rules, were as follows:

本公司股份

Shares in the Company

董事姓名 **Name of director**	權益性質 **Nature of interest**	股份實益權益 *(附註)* **Beneficial interest in shares** *(Note)*	非上市之相關股份實益權益 *(附註)* **Beneficial interest in unlisted underlying shares** *(Note)*	總權益百分率概約 **Approximate aggregate percentage of interests**
劉國權 Lau Kwok Kuen, Peter	個人 Personal	13,208,000	25,000,000	2.63%
馮永昌 Fung Wing Cheong, Charles	個人 Personal	922,000	5,900,000	0.47%
馬灼安 Mah Chuck On, Bernard	個人 Personal	1,419,086	5,900,000	0.50%

附註：

擁有之股份及股本衍生工具之相關股份權益均為好倉。

Note:

Interests in the shares and underlying shares of equity derivatives were long position.

有關董事及行政總裁擁有本公司股本衍生工具之相關股份之購股權權益詳情，載於第八十八頁至第九十二頁之購股權資料。有關購股權乃按本公司之購股權計劃而授出。

Details of the interests of directors and chief executive of the Company in the underlying shares of equity derivatives in respect of options granted to them pursuant to the share option scheme(s) of the Company are set out in the section of the Share Option Information on pages 88 to 92.



除上述披露外，於二零零四年十二月三十一日，根據該條例第三百五十二條記錄於本公司存置之登記冊；或根據上述上市規則的標準守則已知會本公司和聯交所，本公司各董事及行政總裁概無擁有或被視作擁有本公司或其任何相關法團（按該條例第XV部之涵義）之股份、相關股份及債權證之權益或淡倉。此外，除載於第八十八頁至第九十二頁之購股權資料所披露外，本公司或其任何附屬公司於截至二零零四年十二月三十一日止整年內概無訂立任何安排，令本公司董事或彼等之配偶或未滿十八歲之子女可藉購入本公司或其他法團之股份或債券而獲益。

Save as disclosed above, as at December 31, 2004, none of the directors and chief executive of the Company had or was deemed to have any interests or short position in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which had been recorded in the register maintained by the Company and the Stock Exchange pursuant to section 352 of the SFO or which had been notified to the Company and the Stock Exchange pursuant to the Model Code. Furthermore, save as disclosed in the section of the Share Option Information on pages 88 to 92, at no time during the year ended December 31, 2004 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東

於二零零四年十二月三十一日，根據該條例第三百三十六條記錄於本公司存置之登記冊，下列人士（除本公司董事及行政總裁外）擁有本公司之股份或相關股份之權益或淡倉：

SUBSTANTIAL SHAREHOLDERS

As at December 31, 2004, the interests or short positions of the following persons, other than directors and chief executive of the Company, in the shares or underlying shares of the Company were recorded in the register kept by the Company pursuant to section 336 of the SFO:

名稱 **Name**	*附註* *Notes*	**好倉股份及相關股份總數** **Aggregate long position in shares and underlying shares**	**總權益百分率概約** **Approximate aggregate percentage of interests**
Aberdeen Asset Management Asia Ltd	1	188,271,000	12.98%
JPMorgan Chase & Co.	2	134,965,389	9.30%
Harris Associates L.P.	3	96,932,800	6.68%
State Street Corporation	4	87,630,922	6.04%
Matthews International Capital Management, LLC	5	74,835,000	5.16%
Threadneedle Asset Management Ltd.	6	73,648,000	5.08%

附註:

1. Aberdeen Asset Management Asia Ltd乃於英國上市之Aberdeen Asset Management Plc之全資附屬公司，以投資經理身份持有一億八千八百二十七萬一千股股份。

Notes:

1. Aberdeen Asset Management Asia Ltd is a wholly-owned subsidiary of Aberdeen Asset Management Plc, a company with its primary listing in the U.K.. It held 188,271,000 shares in the capacity of Investment Manager.

2. JPMorgan Chase & Co. 所持有一億三千四百九十六萬五千三百八十九股股份之身份分別包括四萬八千股為實益擁有人、三千七百八十六萬股為投資經理及九千七百零五萬七千三百八十九股為核准借出代理人。

2. The capacities of JPMorgan Chase & Co. in holding the 134,965,389 shares were, as to 48,000 shares as Beneficial Owner, as to 37,860,000 shares as Investment Manager and as to 97,057,389 shares as Approved Lending Agent.

由JPMorgan Chase & Co.所持有之一億三千四百九十六萬五千三百八十九股股份之資料詳列如下：

Details of the breakdown of the 134,965,389 shares interested by JPMorgan Chase & Co. were as follows:

名稱 **Name**	*附註* *Notes*	**好倉股份總數** **Aggregate long position in shares**	**總權益百分率概約** **Approximate aggregate percentage of interests**
JPMorgan Chase Bank, N.A.	i	97,887,389	6.75%
J.P. Morgan Fleming Asset Management Holdings Inc.	ii	37,078,000	2.56%

附註:

i. JPMorgan Chase Bank, N.A.乃JPMorgan Chase & Co.之全資附屬公司，其持有之九千七百八十八萬七千三百八十九股股份包括：(a) 九千七百八十三萬九千三百八十九股直接權益；及(b)由其間接擁有之全資附屬公司J.P. Morgan Whitefriars Inc.持有之四萬八千股被視作擁有之權益。J.P. Morgan Whitefriars Inc.依序乃由J.P. Morgan Overseas Capital Corporation、J.P. Morgan International Finance Limited、J.P. Morgan International Inc.及JPMorgan Chase Bank, N.A.全資擁有。

Notes:

i. JPMorgan Chase Bank, N.A. was wholly-owned by JPMorgan Chase & Co.. The 97,887,389 shares held by JPMorgan Chase Bank, N.A. included: (a) direct interests in 97,839,389 shares; and (b) deemed interests in 48,000 shares held by its indirect wholly-owned subsidiary, J.P. Morgan Whitefriars Inc., which was a subsidiary wholly-owned in turn by J.P. Morgan Overseas Capital Corporation, J.P. Morgan International Finance Limited, J.P. Morgan International Inc. and JPMorgan Chase Bank, N.A. respectively.

ii. J.P. Morgan Fleming Asset Management Holdings Inc.乃JPMorgan Chase & Co.之全資附屬公司，被視作其擁有之三千七百零七萬八千股股份包括：

(a) 由Robert Fleming Holdings Ltd間接持有之一百五十八萬四千股股份被視作其擁有之權益（「間接權益」）；彼由J.P. Morgan Fleming Asset Management Holdings Inc.持有百分之九十六的控股權益。上述之間接權益乃由J.P. Morgan Fleming Asset Management (Canada) Inc.直接持有；J.P. Morgan Fleming Asset Management (Canada) Inc. 依序乃由Copthall Holdings (Canada) Inc.、Copthall Overseas Limited及 Robert Fleming Holdings Ltd全資擁有;及

(b) 由其全資附屬公司J.P. Morgan Fleming Asset Management (Asia) Inc.被視為持有之三千五百四十九萬四千股股份之權益。此等權益包括：(aa) JF Asset Management Limited持有三千三百七十萬零二千股股份。彼由J.P. Morgan Fleming Asset Management (Asia) Inc.持有其之百分之九十九點九控股權益;及(bb) J.P. Morgan Fleming Asset Management (Asia) Inc. 之全資附屬公司JF International Management Inc.持有之一百七十九萬二千股股份。

ii. J.P. Morgan Fleming Asset Management Holdings Inc. was wholly-owned by JPMorgan Chase & Co.. The 37,078,000 shares, which were deemed to be held by J.P. Morgan Fleming Asset Management Holdings Inc., included:

(a) Deemed interests in 1,584,000 shares held by Robert Fleming Holdings Ltd, in which J.P. Morgan Fleming Asset Management Holdings Inc. held 96 percent controlling interests. The 1,584,000 shares were directly held by J.P. Morgan Fleming Asset Management (Canada) Inc., which was a subsidiary wholly-owned in turn by Copthall Holdings (Canada) Inc., Copthall Overseas Limited and Robert Fleming Holdings Ltd respectively; and

(b) Deemed interests in 35,494,000 shares held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was a wholly-owned subsidiary of J.P. Morgan Fleming Asset Management Holdings Inc.. Of the 35,494,000 shares, (aa) 33,702,000 shares were held by JF Asset Management Limited, in which J.P. Morgan Fleming Asset Management (Asia) Inc. held 99.9 percent controlling interests; and (bb) 1,792,000 shares were held by JF International Management Inc., which was a wholly-owned subsidiary of J.P. Morgan Fleming Asset Management (Asia) Inc..

3. Harris Associates L.P. 以投資經理身份持有九千六百九十三萬二千八百股股份。

3. Harris Associates L.P. held 96,932,800 shares in the capacity of Investment Manager.

4. State Street Corporation透過其全資附屬公司State Street Bank & Trust Company持有八千七百六十三萬零九百二十二股股份。根據該條例，State Street Corporation被視作擁有八千七百六十三萬零九百二十二股股份之權益。State Street Corporation以控制法團身份持有八千七百六十三萬零九百二十二股股份權益及該股份為可供借出的股份。

5. Matthews International Capital Management, LLC 以投資經理身份持有七千四百八十三萬五千股股份。

6. Threadneedle Asset Management Ltd.乃於美國紐約交易所上市之American Express Company之全資附屬公司，其以投資經理身份持有七千三百六十四萬八千股股份。

4. State Street Corporation, through its wholly-owned subsidiary, State Street Bank & Trust Company, held 87,630,922 shares. By virtue of the SFO, State Street Corporation was deemed to be interested in the 87,630,922 shares. The capacity of State Street Corporation in holding the 87,630,922 shares was as Controlled Corporation and these shares were held in the Lending Pool.

5. Matthews International Capital Management, LLC held 74,835,000 shares in the capacity of Investment Manager.

6. Threadneedle Asset Management Ltd. is a wholly-owned subsidiary of American Express Company, a company listed on the New York Stock Exchange, the U.S.A.. It held 73,648,000 shares in the capacity of Investment Manager.

管理合約

本年度內，本公司並無訂立或進行任何與本公司全部或重要業務有關之管理及行政合約。

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

關連交易

本集團於本年度內與Placita Holdings Limited（「Placita」）及其屬下之附屬公司（以下簡稱「Placita集團」）進行業務往來。Placita為本公司之非全資附屬公司，分別由本公司及Gloss Mind Holdings Limited（「Gloss Mind」）各自擁有百分之五十一及百分之四十九之權益。Gloss Mind為張國良先生（「張先生」）全資擁有之公司，而張先生同時亦是本公司若干非全資附屬公司（包括Placita在內）之董事。根據上市規則，由於張先生為該等公司之董事以及擁有Placita之股本權益，Placita被視為本公司之關連人士。Placita集團從事製造及買賣成衣及配襯用品之業務。本集團向Placita集團採購貨品之交易（「交易」）按上市規則被視為持續關連交易。

CONNECTED TRANSACTION

During the year, the Group has conducted business with Placita Holdings Limited ("Placita") and its subsidiaries (collectively the "Placita Group"). Placita is a non-wholly owned subsidiary of the Company and owned as to 51 percent by the Company and 49 percent by Gloss Mind Holdings Limited ("Gloss Mind"). Gloss Mind is wholly-owned by Mr. Cheung Kwok Leung ("Mr. Cheung"), a director of certain non-wholly owned subsidiaries of the Company including Placita. Placita is deemed to be a connected person of the Company under the Listing Rules by virtue of Mr. Cheung's directorship and equity interests in Placita. The Placita Group carries on the business of manufacturing and trading of clothing and accessories and the purchases of merchandize (the "Transactions") by the Group from Placita Group were classified as continuing connected transactions.

本集團於二零零四年財政年度內與Placita集團進行之交易總值約達港幣二億四千二百萬元。

The purchases of merchandize from the Placita Group during the financial year 2004 totaled approximately HK$242 million.

在二零零四年三月二十九日本公司舉行之股東特別大會上，本公司之獨立股東已經批准此等交易以及本公司須就此等交易向聯交所申請有關之豁免。在二零零四年三月三十日，聯交所已豁免本公司截至二零零六年十二月三十一日止三個財政年度內嚴格遵守上市規則第十四章（指於二零零四年三月三十一日前沿用之規則）就有關交易之披露及批准規定，惟須受若干條件限制。

At a special general meeting held on March 29, 2004, independent shareholders of the Company approved the Transactions together with the relevant waiver application to the Stock Exchange. On March 30, 2004, the Stock Exchange granted the Company a waiver from strict compliance with the disclosure and approval requirements under Chapter 14 of the Listing Rules in force prior to March 31, 2004 for a period of three financial years ending December 31, 2006 subject to certain conditions.

根據此等條件，獨立非執行董事已審閱在本年度內之此等交易，並確認此等交易已(i)在本公司之一般及日常業務運作中進行；(ii)按正常商業條款進行（條款將參考適用於類似公司進行性質類似之交易），或如沒有可獲得的相類交易可作比較下，對股東整體而言屬公平合理之條款進行；及(iii)按規管此等交易之協議或訂貨合約或其他補充協議之條款進行。獨立非執行董事已確認截至二零零四年十二月三十一日止財政年度，此等交易之總金額沒有超逾港幣三億元之金額上限。

In accordance with these conditions, the independent non-executive directors have reviewed the Transactions during the year and confirmed that they have been (i) entered into by the Group in the ordinary and usual course of business; (ii) conducted either on normal commercial terms (which expression will be applied by reference to transaction of a similar nature and to be made similar entities) or, where there are no available comparables, on terms that are fair and reasonable as far as the Shareholders as a whole are concerned; and (iii) entered into in accordance with the terms of the agreements or order contracts or other supplemental agreements governing such Transactions. The independent non-executive directors also confirmed that the aggregate dollar amount of the Transactions for the financial year ended December 31, 2004 has not exceeded the cap amount of HK$300 million.

此外，本公司之核數師亦已審閱在本年度內之此等交易，並向董事會匯報在本年度內之此等交易：(i)已獲本公司董事會通過；(ii)已按規管此等交易之協議或其他訂貨合約之條款進行；及(iii)沒有超逾港幣三億元之金額上限。

Further, the auditors of the Company have reviewed the Transactions during the year and reported to the directors that during the year (i) the Transactions have received the approval of the Board; (ii) the Transactions have been entered into in accordance with the terms of the agreements or other order contracts governing such Transactions; and (iii) the cap amount of HK$300 million has not been exceeded.

公眾持股量

於本報告日，根據本公司已得悉之公開資料及本公司董事亦知悉之情況下，本公司已按上市條例維持足夠公眾持股量。

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the directors.

核數師

羅兵咸永道會計師事務所將退任，惟願膺選連任，而重聘彼等之有關決議案於即將舉行之股東週年大會上提呈。

AUDITORS

PricewaterhouseCoopers shall retire and being eligible, offer themselves for re-appointment, and a resolution to this effect will be proposed at the forthcoming annual general meeting.

承董事會命
劉國權
主席

香港，二零零五年三月二十二日

On behalf of the Board
LAU Kwok Kuen, Peter
Chairman

Hong Kong, March 22, 2005

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

致佐丹奴國際有限公司
(於百慕達註冊成立之有限公司)
全體股東

本核數師已完成審核刊於第四十六至第八十七頁之財務報表，該等報表乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

公司董事有責任編製真實兼公平之財務報表。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等財務報表作出獨立意見，並按照百慕達一九八一年《公司法》第九十條僅向全體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

TO THE SHAREHOLDERS OF
GIORDANO INTERNATIONAL LIMITED
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 46 to 87 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等財務報表所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本核數師認為，上述之財務報表足以真實兼公平地顯示貴公司與貴集團於二零零四年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例之披露規定妥為編製。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零五年三月二十二日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 22, 2005

綜 合 損 益 表

CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至二零零四年十二月三十一日止年度

For the year ended December 31, 2004

(以港幣百萬元為單位)	(In HK$ millions)	附註 Note	**2004**	2003
營業額	Turnover	2	**$4,003**	$3,389
銷售成本	Cost of sales		**(1,968)**	(1,755)
毛利	Gross profit		**2,035**	1,634
其他收益	Other revenue	2	**90**	78
分銷費用	Distribution expense		**(1,194)**	(970)
管理費用	Administrative expense		**(172)**	(141)
其他經營費用	Other operating expense		**(262)**	(237)
經營溢利	Operating profit	2, 3	**497**	364
融資費用	Finance expense	4	**-**	(3)
應佔聯營公司溢利	Share of profits of associated companies		**37**	21
除稅前溢利	Profit before taxation		**534**	382
稅項	Taxation	7	**(110)**	(89)
除稅後溢利	Profit after taxation		**424**	293
少數股東權益	Minority interests		**(31)**	(27)
股東應佔溢利	Profit attributable to shareholders	8	**$ 393**	$ 266
股息	Dividends	9	**$ 334**	$ 303
每股盈利	Earnings per share	10		
基本	Basic		**27.2¢**	18.5¢
攤薄	Diluted		**26.8¢**	18.4¢

二零零四年十二月三十一日
December 31, 2004

(以港幣百萬元為單位)	(In HK$ millions)	附註 Note	集團 Group 2004	2003	公司 Company 2004	2003
資 產	**ASSETS**					
非流動資產	**Non-current assets**					
固定資產	Fixed assets	11	**$ 609**	$ 580	**$ 186**	$ 192
附屬公司權益	Interests in subsidiaries	12	**-**	–	**1,818**	1,083
聯營公司權益	Interests in associated companies	13	**312**	257	**-**	–
租賃訂金及預付款項	Rental deposit and prepayment	14	**179**	184	**-**	–
遞延税項資產	Deferred tax assets	19	**18**	15	**-**	–
			1,118	1,036	**2,004**	1,275
流動資產	**Current assets**					
存貨	Inventories	15	**331**	222	**-**	–
應收賬款	Trade receivables	16	**213**	171	**-**	–
其他應收款、訂金及預付款項	Other receivables, deposits and prepayments		**303**	276	**1**	3
現金及銀行結存	Cash and bank balances	23	**752**	850	**1**	335
			1,599	1,519	**2**	338
總資產	**Total assets**		**$2,717**	$2,555	**$2,006**	$1,613
權 益 及 負 債	**EQUITY AND LIABILITIES**					
股本及儲備	**Capital and reserves**					
股本	Share capital	17	**$ 73**	$ 72	**$ 73**	$ 72
儲備	Reserves	18	**1,627**	1,489	**1,614**	1,228
擬派股息	Proposed dividends	9	**254**	238	**254**	238
			1,954	1,799	**1,941**	1,538
少數股東權益	Minority interests		**79**	71	**-**	–
非流動負債	**Non-current liabilities**					
遞延税項負債	Deferred tax liabilities	19	**89**	77	**-**	–
流動負債	**Current liabilities**					
應付賬款	Trade payables	20	**230**	300	**-**	–
其他應付款及應付費用	Other payables and accruals		**244**	189	**2**	8
銀行貸款及透支	Bank loans and overdrafts	23	**63**	66	**63**	66
税項	Taxation	7	**58**	53	**-**	1
			595	608	**65**	75
總權益及負債	**Total equity and liabilities**		**$2,717**	$2,555	**$2,006**	$1,613

劉國權
LAU Kwok Kuen, Peter
董事
Director

馬灼安
MAH Chuck On, Bernard
董事
Director



綜 合 現 金 流 量 表
CONSOLIDATED CASH FLOW STATEMENT

截至二零零四年十二月三十一日止年度
For the year ended December 31, 2004

(以港幣百萬元為單位)	*(In HK$ millions)*	附註 Note	**2004**	2003
經營業務：	**Operating activities:**			
除稅前溢利	Profit before taxation		**$534**	$382
調整：	**Adjustments for:**			
應佔聯營公司溢利	Share of profits of associated companies		**(37)**	(21)
固定資產折舊	Depreciation of fixed assets		**112**	103
利息收入	Interest income		**(8)**	(7)
融資租賃之利息	Interest element of finance leases		**-**	3
出售固定資產之淨虧損	Net loss on disposal of fixed assets		**5**	10
攤薄聯營公司權益之虧損	Loss on dilution in interests in an associated company		**-**	1
存貨之(增加)/減少	(Increase)/decrease in inventories		**(109)**	30
應收賬款、其他應收款、訂金及預付款項之增加	Increase in trade receivables, other receivables, deposits and prepayments		**(67)**	(30)
應付賬款、其他應付款及應付費用之(減少)/增加	(Decrease)/increase in trade payables, other payables and accruals		**(15)**	103
經營活動所產生之現金	Cash generated from operations		**415**	574
已付融資租賃之利息	Interest element of finance lease payments		**-**	(3)
已付香港利得稅	Hong Kong profits tax paid		**(27)**	(27)
已付海外稅項	Overseas tax paid		**(66)**	(46)
經營業務之現金流入淨額	**Net cash inflow from operating activities**		**$322**	$498

截至二零零四年十二月三十一日止年度
For the year ended December 31, 2004

(以港幣百萬元為單位)	(In HK$ millions)	附註 Note	2004	2003
投資業務：	**Investing activities:**			
購買固定資產	Purchase of fixed assets		**$(143)**	$ (62)
出售固定資產之收入	Proceeds from sale of fixed assets		**2**	–
租賃訂金及預付款項之減少	Decrease in rental deposit and prepayment		**5**	5
已收利息	Interest received		**8**	7
已收聯營公司股息	Dividends received from associated companies		**11**	12
存款日起三個月以上到期之銀行定期存款之減少/(增加)	Decrease/(increase) of bank deposits with maturity over three months from date of deposits		**4**	(4)
投資業務之現金流出淨額	**Net cash outflow from investing activities**		**(113)**	(42)
融資業務前之現金流入淨額	**Net cash inflow before financing activities**		**209**	456
融資業務：	**Financing activities:**			
償還融資租賃之資本部份	Capital element of finance lease payments		**-**	(9)
發行股本之收入	Proceeds from issue of share capital		**24**	3
已付少數股東股息	Dividends paid to minority shareholders		**(23)**	(20)
已付股息	Dividends paid		**(318)**	(274)
融資業務之現金流出淨額	**Net cash outflow from financing activities**		**(317)**	(300)
現金及現金等值之(減少)/增加	**(Decrease)/increase in cash and cash equivalents**		**(108)**	156
年初現金及現金等值結存	**Cash and cash equivalents at the beginning of the year**		**777**	611
外幣匯率變動之影響	**Effect of foreign exchange rate changes**		**17**	10
年終現金及現金等值結存	**Cash and cash equivalents at the end of the year**	23	**$ 686**	$777



截至二零零四年十二月三十一日止年度
For the year ended December 31, 2004

(a) 集團 (a) Group

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兌儲備 Exchange reserve	(附註18) (Note 18) 其他儲備 Other reserves	滾存溢利 Retained profits	合計 Total
於二零零四年一月一日	At January 1, 2004	$72	$383	$3	$466	$(88)	$126	$837	$1,799
本年度溢利處理於：	Profit for the year dealt with by:								
本公司及附屬公司	Company and subsidiaries	-	-	-	-	-	-	360	360
聯營公司	Associated companies	-	-	-	-	-	-	33	33
根據購股權計劃而發行之股份	Issue of shares under share option schemes	1	-	-	23	-	-	-	24
二零零三年末期及特別股息(附註 9(b))	2003 final and special dividends (Note 9(b))	-	-	-	-	-	-	(238)	(238)
二零零四年中期及特別股息(附註 9(a))	2004 interim and special dividends (Note 9(a))	-	-	-	-	-	-	(80)	(80)
由其他儲備撥回	Transfer from other reserves	-	-	-	-	-	(8)	8	-
海外附屬公司及分公司換算之匯兌調整	Exchange adjustment on translation of overseas subsidiaries and branches	-	-	-	-	57	-	-	57
遞延税項負債淨額之撥備(附註 19)	Provided for net deferred tax liabilities (Note 19)	-	-	-	-	(1)	-	-	(1)
於二零零四年十二月三十一日	**At December 31, 2004**	**$73**	**$383**	**$3**	**$489**	**$(32)**	**$118**	**$920**	**$1,954**
處理於：	Dealt with by:								
本公司及附屬公司	Company and subsidiaries	$73	$383	$3	$489	$(32)	$ 12	$693	$1,621
聯營公司	Associated companies	-	-	-	-	-	106	227	333
於二零零四年十二月三十一日	**At December 31, 2004**	**$73**	**$383**	**$3**	**$489**	**$(32)**	**$118**	**$920**	**$1,954**

二零零三年之比較數字如下: The comparative figures for 2003 are set out as follows:

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兌儲備 Exchange reserve	(附註18) (Note 18) 其他儲備 Other reserves	滾存溢利 Retained profits	合計 Total
於二零零三年一月一日	At January 1, 2003	$72	$383	$3	$463	$(98)	$126	$845	$1,794
本年度溢利處理於：	Profit for the year dealt with by:								
本公司及附屬公司	Company and subsidiaries	-	-	-	-	-	-	253	253
聯營公司	Associated companies	-	-	-	-	-	-	13	13
根據購股權計劃而發行之股份	Issue of shares under share option schemes	-	-	-	3	-	-	-	3
二零零二年末期及特別股息(附註 9(b))	2002 final and special dividends (Note 9(b))	-	-	-	-	-	-	(209)	(209)
二零零三年中期及特別股息(附註 9(a))	2003 interim and special dividends (Note 9(a))	-	-	-	-	-	-	(65)	(65)
海外附屬公司及分公司換算之匯兌調整	Exchange adjustment on translation of overseas subsidiaries and branches	-	-	-	-	13	-	-	13
遞延税項負債淨額之撥備(附註 19)	Provided for net deferred tax liabilities (Note 19)	-	-	-	-	(3)	-	-	(3)
於二零零三年十二月三十一日	At December 31, 2003	$72	$383	$3	$466	$(88)	$126	$837	$1,799
處理於：	Dealt with by:								
本公司及附屬公司	Company and subsidiaries	$72	$383	$3	$466	$(88)	$ 12	$643	$1,491
聯營公司	Associated companies	-	-	-	-	-	114	194	308
於二零零三年十二月三十一日	At December 31, 2003	$72	$383	$3	$466	$(88)	$126	$837	$1,799

(b) 公司 (b) Company

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	滾存溢利 Retained profits	合計 Total
於二零零四年一月一日	At January 1, 2004	$72	$540	$3	$466	$457	$1,538
本年度溢利(附註 8)	Profit for the year (Note 8)	-	-	-	-	697	697
根據購股權計劃而發行之股份	Issue of shares under share option schemes	1	-	-	23	-	24
二零零三年末期及特別股息(附註 9(b))	2003 final and special dividends (Note 9(b))	-	-	-	-	(238)	(238)
二零零四年中期及特別股息(附註 9(a))	2004 interim and special dividends (Note 9(a))	-	-	-	-	(80)	(80)
於二零零四年十二月三十一日	**At December 31, 2004**	**$73**	**$540**	**$3**	**$489**	**$836**	**$1,941**

二零零三年之比較數字如下： The comparative figures for 2003 are set out as follows:

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	滾存溢利 Retained profits	合計 Total
於二零零三年一月一日	At January 1, 2003	$72	$540	$3	$463	$490	$1,568
本年度溢利(附註 8)	Profit for the year (Note 8)	-	-	-	-	241	241
根據購股權計劃而發行之股份	Issue of shares under share option schemes	-	-	-	3	-	3
二零零二年末期及特別股息(附註 9(b))	2002 final and special dividends (Note 9(b))	-	-	-	-	(209)	(209)
二零零三年中期及特別股息(附註 9(a))	2003 interim and special dividends (Note 9(a))	-	-	-	-	(65)	(65)
於二零零三年十二月三十一日	At December 31, 2003	$72	$540	$3	$466	$457	$1,538

1. 主要會計政策

財務報表中所採用之主要會計政策現列載如下：

(a) 編製基準

本財務報表乃按照香港普遍採納之會計原則及香港會計師公會頒布之會計準則編製。本財務報表按照歷史成本常規法編製。

(b) 近期發出的香港財務報告準則造成的影響

香港會計師公會已頒布多項新增及經修訂香港財務報告準則及香港會計準則（「新增香港財務報告準則」），一般適用於二零零五年一月一日或之後開始計算的會計期間。本集團並無於截至二零零四年十二月三十一日止年度的財務報表內提早採納該等新增香港財務報告準則。

(c) 綜合基準

(i) 綜合財務報表包括本公司及其附屬公司截至二零零四年十二月三十一日止之財務報表。

(ii) 所有集團內公司間之重大交易及結餘已於綜合報表內對銷。

(iii) 於本年度內收購或出售之附屬公司，其業績由收購或直至出售生效日起計入綜合損益表內。

(iv) 出售附屬公司之收益或虧損，指出售所得之收入與集團應佔公司資產淨值（連同之前並未在綜合損益表內支銷或入賬之任何未攤銷商譽或負商譽）之差額。

(v) 少數股東權益指外界股東在附屬公司經營業績及資產淨值中所佔之權益。

1. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The financial statements are prepared under the historical cost convention.

(b) Impact of recently issued Hong Kong Financial Reporting Standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are generally effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004.

(c) Basis of consolidation

(i) The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31, 2004.

(ii) All material intercompany transactions and balances within the Group are eliminated on consolidation.

(iii) The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated profit and loss account from or up to the effective dates of acquisition or disposal.

(iv) The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or negative goodwill which was not previously charged or recognized in the consolidated profit and loss account.

(v) Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

1. 主要會計政策（續）

(d) 附屬公司

附屬公司指本公司直接或間接持有多於百分之五十投票權或已發行股本或擁有組成董事會之控制權或有權監控其財務及經營政策之公司。

附屬公司之投資，以成本值扣除減值虧損之撥備納入本公司之資產負債表內。本公司將附屬公司之業績按已收及應收股息入賬。

(e) 聯營公司

聯營公司為附屬公司以外，指本集團持有其股本權益作長期投資，並對其管理有重大影響力之公司。

綜合損益表包括本集團應佔聯營公司於該年度業績，而綜合資產負債表則包括本集團應佔聯營公司資產淨值及於收購中未攤銷之溢價結餘。

(f) 商譽

商譽指收購成本超出於收購日本集團應佔所收購附屬公司/聯營公司之淨資產公平價值。

收購商譽計入無形資產。然而，該商譽所產生之任何減值於發生之年內入賬。如有跡象出現減值，該商譽之賬面淨值需作出評估並減至其可收回價值。

出售附屬公司或聯營公司之損益包括所出售此公司有關商譽之未攤銷結餘，或該有關商譽已於儲備中撇銷但並未計入於過去之損益表。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(d) Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than 50 percent of its voting power or issued share capital or controls the composition of its board of directors or have power to govern its financial and operating policies.

Investments in subsidiaries are carried in the Company's balance sheet at cost, less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(e) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of net assets of the associated companies and also the balance of unamortized premium on acquisition.

(f) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated company at the date of acquisition.

Goodwill on acquisitions is included in intangible assets. However, any impairment arising on such goodwill is accounted for in the year the impairment takes place. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The gain or loss on disposal of a subsidiary or an associated company includes the unamortized balance of goodwill relating to the company disposed of, or the related goodwill written off against reserves to the extent it has not previously been charged in the profit and loss account.



1. 主要會計政策（續）

(g) 固定資產

(i) 永久業權土地以成本值入賬及不作攤銷。

(ii) 租賃土地及樓宇、裝修及其他固定資產以成本值扣除累積折舊及累積減值虧損列賬。成本值指資產之購買價及將資產達至現行用途之其他有關費用。

(iii) 租賃土地之折舊是按剩餘租賃年期將其成本值撇銷計算。

(iv) 租賃樓宇及裝修之折舊是以其賬面金額按剩餘租賃年期或其估計於本集團可使用年期兩者之較短計算。賬面金額指包括在資產負債表內以成本值或估值價扣除累積折舊及累積減值虧損後列賬之金額。

(v) 固定資產之折舊乃將資產成本值按其估計於本集團可使用年期以直線方式撇銷，採用之主要折舊年率如下：

租賃土地及樓宇	2%
租賃物業裝修	20%
機器及設備	20%
汽車	20% – 25%
辦公室設備	20% – 25%
傢俬及固定裝置	20% – 25%

(vi) 固定資產重修至其正常運作狀態之主要成本支出均在損益表內支銷。改良工程支出均資本化，並按其對本集團之預計可用年期折舊。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(g) Fixed assets

(i) Freehold land is stated at cost and is not amortized.

(ii) Leasehold land and buildings, leasehold improvements and other fixed assets are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

(iii) Depreciation of leasehold land is calculated to write off its cost over the unexpired period of the lease.

(iv) Depreciation of leasehold buildings and improvements is calculated to write off their carrying amounts over the unexpired periods of the leases or their expected useful lives to the Group whichever is shorter. An asset's carrying amount is the amount at which it is included in the balance sheet, whether at cost or valuation, after deducting accumulated depreciation and any accumulated impairment losses.

(v) Depreciation of fixed assets is calculated to write off their costs on the straight-line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Leasehold land and buildings	2%
Leasehold improvements	20%
Plant and machinery	20%
Motor vehicles	20% – 25%
Office equipment	20% – 25%
Furniture and fixtures	20% – 25%

(vi) Costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvement works are capitalized and depreciated over their expected useful lives to the Group.

1. 主要會計政策（續）

(g) 固定資產（續）

(vii) 於每個結算日，固定資產之賬面值均作出評核，以評估有任何跡象顯示資產出現減值。如有跡象出現減值，則估計其可收回價值，並（如需要）把減值虧損入賬以將資產減至其可收回價值，此等減值虧損會在損益表內入賬。

(viii) 出售固定資產之收益或虧損指出售淨收益與有關資產賬面金額之差額，並於損益表內入賬。

(h) 租賃資產

(i) **融資租賃**

凡租賃條款規定將擁有資產之回報及風險大部份轉讓予本集團，其均列為融資租賃。融資租賃開始時，是以資產之公平價值連同日後需繳付之租金（不包括利息部分）之債務入賬。

向出租人支付之款項包括資本及利息兩部分。融資費用按尚欠資本結餘之比例在損益表中支銷。

以融資租賃持有之資產按租賃期或資產之估計可用年限（兩者以較短者為準）計算折舊。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(g) Fixed assets (continued)

(vii) At each balance sheet date, the carrying amount of fixed assets are reviewed in order to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the asset to its recoverable amount, such impairment losses are recognized in the profit and loss account.

(viii) The gain or loss on disposal of fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

(h) Assets under leases

(i) ***Finance leases***

Leases that substantially transfer to the Group all the rewards and risks of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balance outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.



1. 主要會計政策(續)

(h) 租賃資產(續)

(ii) 經營租賃

凡租賃條款規定將擁有資產之回報及風險大部分由出租公司保留之租賃,皆列為經營租賃。經營租賃之租金在租賃期內以直線法在損益表內支銷。

(i) 存貨

存貨按成本值與可變現淨值兩者中之較低者入賬。成本值乃按加權平均之基準並按下列方法計算:

(i) 原料及購入貨品 – 按發票價加採購成本。

(ii) 在製貨品及製成品 – 直接物料成本、直接勞工成本及應佔之生產費用。

可變現淨值乃存貨在正常業務情況下之售價扣除變賣費用,及(如適用)扣除製成產品之估計成本。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(h) Assets under leases (continued)

(ii) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental payments applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

(i) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on a weighted average basis and is arrived at as follows:

(i) Raw materials and purchased goods – invoiced prices plus procurement costs.

(ii) Work in progress and finished goods – cost of direct materials, direct labor and an appropriate proportion of production overheads.

Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of realization and, where appropriate, the cost of conversion from their existing state to a finished condition.

1. 主要會計政策（續）

(j) 遞延税項

遞延税項採用負債法就資產/負債之税基與它們在財務報表之賬面值兩者之短暫性差異作全數撥備。於結算日已頒布或實質上頒布的税率，將用作為決定遞延税項。

因税務虧損所產生之遞延税項資產不會確認入賬，除非預期日後應課税溢利可抵銷此短暫性差異。

遞延税項就投資於附屬公司及聯營公司所產生之短暫性差異而撥備，但假若母公司可以控制此時差之撥回，並有可能在可預見未來不會撥回則除外。

(k) 外幣換算

年內之外幣交易乃按交易當日之匯率換算為港幣。以外幣結算之外幣資產及負債均以結算日之匯率換算成為港幣入賬。除以下情況外，所有兑匯差額均已計入損益表內。

海外附屬公司及分公司之資產負債表乃按結算日之匯率換算成為港幣。海外附屬公司及分公司之損益表乃按年內之平均匯率換算為港幣。由此產生之兑換差額作為匯兑儲備變動處理。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(j) Deferred taxation

Deferred taxation is provided in full, using liability method, on temporary differences between the tax base of assets/liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are not recognized unless it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on the temporary differences arising on investment in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled by the parent company and it is probable that the temporary difference will not reverse in the foreseeable future.

(k) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Except the condition as stated below, exchange differences are dealt with in the profit and loss account.

The balance sheets of overseas subsidiaries and branches at the year end are translated into Hong Kong dollars at the rate of exchange ruling at the balance sheet date. The profit and loss accounts of overseas subsidiaries and branches are translated at an average rate for the year. Exchange differences are dealt with as a movement in exchange reserve.



1. 主要會計政策（續）

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(l) 收入確認

(i) 售貨收入乃於貨物已銷售及交收時確認。

(ii) 利息收入乃根據尚未償還之本金按時間比例及適用利率計算。

(iii) 佣金收入在提供服務時確認。

(iv) 特許權收入按應計基準確認。

(v) 經營租賃之租金收入按直線法確認。

(vi) 股息收入在收取股息之權利確定時確認。

(l) Revenue recognition

(i) Revenue in respect of goods sold is recognized on the basis of goods sold and delivered.

(ii) Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii) Commission income is recognized when services are rendered.

(iv) Royalty income is recognized on an accrual basis.

(v) Operating lease rental income is recognized on a straight-line basis.

(vi) Dividend income is recognized when the right to receive payment is established.

(m) 借貸成本

所有借貸成本於發生年度內支銷在損益表。

(m) Borrowing costs

All borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(n) 僱員福利

(i) **退休金責任**

除台灣之退休計劃安排外，本集團為所有合資格的僱員實行界定供款計劃及（如適用）參與中央界定供款公積金計劃。界定供款計劃資產與本集團資產分開持有，並由獨立基金管理。僱主與僱員雙方均須就該等計劃作供款，而供款額乃取決於僱員薪金之百分比，而該百分比的幅度由百分之二至百分之二十不等。

(n) Employee benefits

(i) **Pension obligations**

Except for the pension scheme arrangements in Taiwan, the Group operates defined contributions schemes and, if applicable, participates in central defined contribution provident fund schemes for all qualified employees. The assets of the said schemes are held separately from those of the Group in independently administered funds. Contributions to these schemes are made by both the employers and employees at rates ranging from two percent to twenty percent on the employees' salary.

1. 主要會計政策（續）

(n) 僱員福利（續）

(i) 退休金責任（續）

本集團向該強制性公積金及界定供款計劃所作出之供款在發生時作為費用支銷，而員工在全數取得既得之利益前退出計劃而被沒收之僱主供款將會用作扣減此供款。

本公司之全資附屬公司之台灣分公司按照台灣之勞動基準法（經修訂），參與中央界定利益退休金計劃（「台灣計劃」），提供所有僱員退休金福利。本集團有責任確保台灣計劃有足夠資金支付員工之退休金。目前該分公司之退休金是按該分公司僱員薪資總額之百分之二（此百分比是經相關之政府機關釐定並批准）提撥。台灣計劃之資產由中央信託局進行投資。

(ii) 權益補償福利

根據本公司之購股權計劃，董事會有權決定授予合資格人士購股權。當購股權授出時，其代價收入在財務報表內確認。當購股權被行使時，所得款項扣除任何交易成本後撥入股本（面值）及股份溢價。

(o) 現金及現金等值

現金及現金等值屬短期及高流動性投資，可隨時轉換為預定之現金數額而無須預先發出通知。就現金流量表而言，現金及現金等值包括手頭現金、銀行透支及償還期為貸款日起計三個月內之銀行貸款。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(n) Employee benefits (continued)

(i) Pension obligations (continued)

The Group's contributions to the mandatory provident fund scheme and defined contribution plans are expensed as incurred and, if applicable, are reduced by contributions forfeited by those employees who leave the scheme or the plan prior to vesting fully in the contributions.

The branches of wholly-owned subsidiaries of the Group in Taiwan participate in a central defined benefit pension schemes ("Taiwan Schemes") providing benefits to all employees in accordance with the Labor Standards Law (as amended) in Taiwan. The Group has an obligation to ensure that there are sufficient funds in the Taiwan Schemes to pay the benefits earned. The branches currently contribute at two percent of the total salaries as determined and approved by the relevant government authorities. The assets of the Taiwan Schemes are invested by the Central Trust of China.

(ii) Equity compensation benefits

Under the share option schemes of the Company, share options are granted to eligible persons at directors' discretion. When options are granted, considerations received are recognized in the financial statements. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

(o) Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investment which are readily convertible into known amounts of cash without notice. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, bank overdrafts and advances from banks repayable within three months from the date of the advance.


59

1. 主要會計政策（續）

(p) 撥備

當本集團對已發生的事件須承擔法律性或推定性的責任，而解除該責任時可能有資源之流出，並就該數額可確實地估計，則撥備將會被確認。

(q) 分部報表

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要報告形式，而地區分部資料則以次要報告形式呈列。

分部資產主要包括固定資產、租賃訂金及預付款項、存貨、應收款項及經營現金。分部負債指經營負債，而不包括稅項及若干企業借款等項目。資本開支指添置固定資產，當中包括因購買附屬公司而產生之資產增加。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本開支則按資產所在地計算。

(r) 或然負債

或然負債指因為過往事件而可能引起之承擔，而其存在只能就集團不能完全控制之一宗或多宗不確定未來事件之出現而確認。或然負債亦可能因過往事件引致之現有承擔，但由於可能不需要有經濟資源流出，或所須承擔之金額未能可靠衡量而未有記賬。

或然負債不會被確認，但會在財務報表附註中披露。假若資源流出之可能性改變而導致可能出現資源流出，則確認為撥備。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(p) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(q) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Segment assets consist primarily of fixed assets, rental deposit and prepayment, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which customers are located. Total assets and capital expenditure are where the assets are located.

(r) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognized as a provision.

2. 營業額、收益及分部資料

2. TURNOVER, REVENUE AND SEGMENT INFORMATION

本集團主要業務為零售及分銷其 *Giordano*、*Giordano Ladies*、*Giordano Junior*、*Bluestar Exchange* 等品牌之便服及配襯用品。本集團亦同時經營製衣業務，以供應集團零售業務需求，並向本集團以外之人仕供應製成品。

The principal business of the Group is retailing and distribution of casual apparel and accessories under *Giordano, Giordano Ladies, Giordano Junior, Bluestar Exchange* brands. The Group also carries on apparel manufacturing operation, supporting the Group's retail business and supplying products to third parties.

本年度已確認之營業額及收益如下：

Turnover and revenue recognized during the year are as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	集團 Group 2004	2003
營業額	**Turnover**		
零售及分銷業務之銷售收入	Sales revenue from retailing and distribution operations	**$3,739**	$3,221
製衣業務之銷售收入	Sales revenue from manufacturing operations	**264**	168
		$4,003	$3,389
其他收益	**Other revenue**		
利息收入	Interest income	**$ 8**	$ 7
佣金收入	Commission income	**8**	6
租金收入	Rental income	**17**	24
特許權收入	Royalty income	**17**	19
其他收入	Other income	**40**	22
		$ 90	$ 78

2. 營業額、收益及分部資料（續） 2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(a) 主要報告形式－業務分部資料 (a) Primary reporting format – business segments

(以港幣百萬元為單位)	(In HK$ millions)	零售及分銷業務 Retail and Distribution 2004	製衣業務 Manufacturing 2004	抵銷項 Eliminations 2004	集團 Group 2004
營業額	**Turnover**				
對外銷售	External sales	$3,739	$264	$ -	
分部間銷售	Inter-segment sales	-	560	(560)	
		$3,739	$824	$(560)	$4,003
分部業績	**Segment results**				
經營溢利	Operating profit	$ 443	$ 51	$ 3	$ 497
融資費用	Finance expense				-
應佔聯營公司溢利	Share of profits of associated companies				37
除税前溢利	Profit before taxation				534
税項	Taxation				(110)
除税後溢利	Profit after taxation				424
少數股東權益	Minority interests				(31)
股東應佔溢利	Profit attributable to shareholders				$ 393
資產	**Assets**				
分部資產	Segment assets	$1,774	$324		$2,098
聯營公司權益	Interests in associated companies	$ 312			312
未分配之資產	Unallocated corporate assets				307
總資產	Total assets				$2,717
負債	**Liabilities**				
分部負債	Segment liabilities	$ 350	$124		$ 474
未分配之負債	Unallocated corporate liabilities				210
總負債	Total liabilities				$ 684
其他資料	**Other information**				
資本開支(附註11)	Capital expenditure (Note 11)	$ 128	$ 15		$ 143
固定資產折舊(附註3)	Depreciation (Note 3)	$ 98	$ 14		$ 112

分部間銷售是在正常業務範圍內進行，交易價格及條款可與集團其他第三者客戶相比。

Inter-segment sales were conducted in the normal course of business at prices and terms comparable to the other third party customers of the Group.

2. 營業額、收益及分部資料（續） 2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(a) 主要報告形式－業務分部資料（續） (a) Primary reporting format – business segments (continued)

(以港幣百萬元為單位)	(In HK$ millions)	零售及分銷業務 Retail and Distribution 2003	製衣業務 Manufacturing 2003	抵銷項 Eliminations 2003	集團 Group 2003
營業額	**Turnover**				
對外銷售	External sales	$3,221	$168	$ -	
分部間銷售	Inter-segment sales	-	517	(517)	
		$3,221	$685	$(517)	$3,389
分部業績	**Segment results**				
經營溢利	Operating profit	$ 319	$ 42	$ 3	$ 364
融資費用	Finance expense				(3)
應佔聯營公司溢利	Share of profits of associated companies				21
除稅前溢利	Profit before taxation				382
稅項	Taxation				(89)
除稅後溢利	Profit after taxation				293
少數股東權益	Minority interests				(27)
股東應佔溢利	Profit attributable to shareholders				$ 266
資產	**Assets**				
分部資產	Segment assets	$1,706	$242		$1,948
聯營公司權益	Interests in associated companies	$ 257			257
未分配之資產	Unallocated corporate assets				350
總資產	Total assets				$2,555
負債	**Liabilities**				
分部負債	Segment liabilities	$ 380	$109		$ 489
未分配之負債	Unallocated corporate liabilities				196
總負債	Total liabilities				$ 685
其他資料	**Other information**				
資本開支	Capital expenditure	$ 60	$ 2		$ 62
固定資產折舊(附註3)	Depreciation (Note 3)	$ 86	$ 17		$ 103

2. 營業額、收益及分部資料（續） 2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(b) 次要報告形式－地區分部資料 (b) Secondary reporting format – geographical segments

(以港幣百萬元為單位)	(In HK$ millions)	營業額 Turnover 2004	資本開支 Capital expenditure 2004	總資產 Total assets 2004
中國大陸	Mainland China	**$ 958**	**$ 41**	**$ 967**
香港	Hong Kong	**838**	**27**	**781**
台灣	Taiwan	**707**	**36**	**275**
新加坡	Singapore	**395**	**9**	**100**
韓國	Korea	**134**	**–**	**–**
日本	Japan	**189**	**5**	**64**
其他地區	Other territories	**782**	**25**	**200**
		$4,003	**$143**	**$2,387**
聯營公司權益	Interests in associated companies			**312**
未分配之資產	Unallocated corporate assets			**18**
總資產	Total assets			**$2,717**

(以港幣百萬元為單位)	(In HK$ millions)	營業額 Turnover 2003	資本開支 Capital expenditure 2003	總資產 Total assets 2003
中國大陸	Mainland China	$ 818	$19	$ 842
香港	Hong Kong	726	7	780
台灣	Taiwan	604	15	248
新加坡	Singapore	349	1	125
韓國	Korea	170	–	–
日本	Japan	146	4	55
其他地區	Other territories	576	16	233
		$3,389	$62	$2,283
聯營公司權益	Interests in associated companies			257
未分配之資產	Unallocated corporate assets			15
總資產	Total assets			$2,555

由於按以上地區劃分之溢利與營業額之相對比例值並無重大差異，故此並無列出按照地區劃分之溢利分析。

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis was presented on profit contributions from the above geographical locations.

3. 經營溢利 3. OPERATING PROFIT

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2004	2003
經營溢利已扣除下列各項：	**The operating profit is stated after charging:**		
核數師酬金	Auditors' remuneration	**$ 3**	$ 3
自置固定資產折舊	Depreciation of owned fixed assets	**112**	100
融資租賃之固定資產折舊	Depreciation of fixed assets held under finance leases	**-**	3
攤薄聯營公司權益之虧損	Loss on dilution in interests in an associated company	**-**	1
出售固定資產之淨虧損	Net loss on disposal of fixed assets	**5**	10
零售商店、辦公室、工廠及貨倉之經營租賃費用	Operating lease rentals in respect of retail shops, office premises, factories and warehouses	**619**	511
員工成本(附註5)	Staff costs (Note 5)	**547**	469
並已計入：	**and after crediting:**		
暫時轉讓出口配額所得之收入淨額	Net income arising from the temporary transfer of export quota entitlements	**$ 5**	$ 4

4. 融資費用 4. FINANCE EXPENSE

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2004	2003
融資租賃之利息	Interest element of finance leases	**$ -**	$3



5. 員工成本 / 5. STAFF COSTS

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2004	2003
薪金及工資（包括董事酬金）	Salaries and wages (including directors' emoluments)	**$520**	$439
退休金 － 界定供款計劃	Pension cost – defined contribution plans	**27**	28
退休金 － 界定福利計劃	Pension cost – defined benefit plans	**-**	2
		$547	$469

於本年度內，僱主沒有運用未能領取之供款以減低供款水平（二零零三年：港幣四十萬元）。於二零零四年十二月三十一日，此等可供來年使用之未能領取供款為港幣七萬元（二零零三年：港幣三萬元）。

During the year, no unvested benefits were utilized by employers to reduce the level of contributions (2003: HK$0.4 million). As at December 31, 2004, the amounts of the unvested benefits available to be utilized for the following year was HK$0.07 million (2003: HK$0.03 million).

6. 董事及高級管理人員酬金 / 6. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) 董事酬金 / (a) Directors' emoluments

於本年度內，向本公司董事支付之酬金總額如下：

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows :

(以港幣百萬元為單位)	(In HK$ millions)	2004	2003
袍金	Fees	**$ 1**	$ 1
其他酬金：	Other emoluments:		
基本薪金、房屋津貼、其他津貼及實物收益	Basic salaries, housing allowances, other allowances and benefits in kind	**8**	9
花紅	Bonuses	**13**	9
退休金供款	Pension contributions	**-**	-
		$22	$19

上述披露之董事袍金包括應付予獨立非執行董事港幣一百萬元（二零零三年：港幣一百萬元）。

Directors' fees disclosed above include HK$1 million (2003: HK$1 million) payable to independent non-executive directors.

6. 董事及高級管理人員酬金(續)

6. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(a) 董事酬金(續)

於本年度內,本公司並無授予本公司董事購股權;有關本公司董事因行使獲授之購股權而獲配發之股份數目,已詳列於本年報內之購股權資料中。

董事酬金列明如下。酬金指本公司董事在各財政年度出任董事職位之已收或應收之款項,惟並不包括從購股權計劃中購買本公司股份而獲得或將會獲得之利益。

(a) Directors' emoluments (continued)

During the year, no options were granted to directors of the Company and the exercise of rights in respect of options granted to them to subscribe for shares in the Company are disclosed under the section of Share Option Information of this annual report.

The emoluments of the directors are set out below. The emoluments represent the amounts received or receivable by the directors while being directors of the Company in the respective fiscal years and do not include the benefits derived or to be derived from the options granted under the share option schemes to acquire the shares of the Company.

酬金組別 Emolument bands	董事數目 Number of directors 2004	2003
港幣 HK$		
0 – 1,000,000	**4**	4
1,000,001 – 1,500,000	**–**	–
1,500,001 – 2,000,000	**–**	1
2,000,001 – 2,500,000	**1**	2
2,500,001 – 3,000,000	**1**	–
12,000,001 – 12,500,000	**–**	1
15,500,001 – 16,000,000	**1**	–
	7	8

於本年度內,本公司並無董事(二零零三年:三位)放棄其部份酬金(二零零三年:港幣一百萬元)。

During the year, no directors (2003: three directors) have waived any part of their emoluments (2003: HK$1 million).

6. 董事及高級管理人員酬金（續）

6. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(b) 五位最高薪職員

本集團五位最高薪職員中包括三位（二零零三年：四位）董事，其酬金之詳情已於上文披露。於本年度內，付予餘下二位（二零零三年：一位）最高薪職員酬金總額如下：

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2003: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2003: one) individuals during the year are as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	**2004**	2003
基本薪金、房屋津貼、其他津貼及實物收益	Basic salaries, housing allowances, other allowances and benefits in kind	**$3**	$1
花紅	Bonuses	**-**	-
退休金供款	Pension contributions	**-**	-
		$3	$1

餘下最高薪職員按酬金組別歸類如下：

The emoluments of the remaining highest paid individuals fell within the following bands:

酬金組別 **Emolument bands**	**人數 Number of individuals** **2004**	 2003
港幣 **HK$**		
1,000,001 – 1,500,000	**-**	1
1,500,001 – 2,000,000	**2**	-

7. 稅項

綜合損益表內之稅項支出為：

7. TAXATION

The charge for taxation in the consolidated profit and loss account represents:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2004	集團 Group 2003
公司及附屬公司：	**Company and subsidiaries:**		
所得稅項	**Income tax**		
本年度所得稅項	Current income tax		
－香港利得稅	– Hong Kong profits tax	**$ 31**	$24
－海外稅項	– Overseas taxation	**62**	59
過往年度準備不足/(剩餘)	Under/(over) provision in previous year		
－香港利得稅	– Hong Kong profits tax	**1**	(1)
－海外稅項	– Overseas taxation	**(1)**	–
		93	82
扣繳稅項	**Withholding tax**	**3**	7
遞延稅項	**Deferred tax**		
關於短暫性差異之衍生及撥回	Relating to the origination and reversal of temporary differences	**10**	(9)
稅率提高之影響	Effect of an increase in tax rate	**–**	1
		10	(8)
聯營公司：	**Associated companies:**		
海外稅項	Overseas taxation	**4**	8
稅項支出	Taxation charge	**$110**	$89

7. 稅項（續） 7. TAXATION (continued)

本集團之稅項支出與本公司以本港稅率而計算之除稅前溢利稅項之調節表如下：

Reconciliation of Group's profit before taxation at tax rate of Hong Kong to taxation charge as follows:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2004	2003
除稅前溢利	Profit before taxation	**$534**	$382
按稅率百分之十七點五(二零零三年：百分之十七點五)計算	Calculated at a taxation rate of 17.5% (2003: 17.5%)	**93**	67
其他國家不同稅率之影響	Effect of different tax rates in other countries	**5**	16
不可扣稅之支出	Expenses not deductible for tax purpose	**5**	7
未有確認之遞延稅項資產	Deferred tax assets not recognized	**4**	9
無須課稅之收入	Income not subject to tax	**(13)**	(12)
使用早前未有確認之稅損	Utilization of previously unrecognized tax losses	**(1)**	(3)
扣繳稅項	Withholding tax	**17**	5
稅率提高而引致之期初遞延稅項負債淨額之增加	Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**-**	1
過往年度準備剩餘	Over provision in previous year	**-**	(1)
稅項支出	Taxation charge	**$110**	$ 89

資產負債表內之稅項為：

The amount of taxation in the balance sheet represents:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2004	2003	公司 Company 2004	2003
香港利得稅	Hong Kong profits tax	**$14**	$ 7	**$ -**	$1
海外稅項	Overseas taxation	**44**	46	**-**	-
		$58	$53	**$ -**	$1

本公司及其香港附屬公司之稅項準備是根據本年度從香港賺取或源自香港之估計應課稅溢利按現稅率百分之十七點五(二零零三年：百分之十七點五)計算。

The provision for taxation of the Company and its Hong Kong subsidiaries is calculated by applying the current rate of taxation of 17.5 percent (2003: 17.5 percent) to the estimated assessable profits earned in or derived from Hong Kong during the year.

7. 稅項（續）

其他於海外經營之附屬公司之利得稅項是根據適用於各司法權區之稅率而計算。

本集團現正與台灣稅局申辯有關本集團在台灣之若干銷售之稅項處理。預期此申辯不會對本集團之財務狀況有重大影響。

7. TAXATION (continued)

Taxation on the profits of other subsidiaries operating overseas is calculated at the rates applicable in the respective jurisdictions.

The Group has a dispute with the tax authority in Taiwan with respect to tax treatment on certain of the Group's sales in Taiwan. The dispute is not expected to have any material impact on the financial position of the Group.

8. 股東應佔溢利

股東應佔集團之綜合溢利為港幣三億九千三百萬元（二零零三年：港幣二億六千六百萬元），其中計入本公司之股東應佔溢利為港幣六億九千七百萬元（二零零三年：港幣二億四千一百萬元），其中包括來自附屬公司之股息為港幣七億零八百萬元（二零零三年：港幣二億二千三百萬元），已在本公司之財務報表內計入。

8. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Included in the Group's consolidated profit of HK$393 million (2003: HK$266 million), profit attributable to shareholders of the Company is HK$697 million (2003: HK$241 million), including dividends from subsidiaries of HK$708 million (2003: HK$223 million) which is dealt with in the Company's own financial statements.

9. 股息 / 9. DIVIDENDS

(a) 本年度股息如下： / (a) Dividends attributable to the year:

(以港幣百萬元為單位)	*(in HK$ millions)*	**2004**	2003
已宣布及已派發之中期股息每股港幣四仙（二零零三年：每股港幣一點五仙）	Interim dividend declared and paid of 4.0 HK cents (2003: 1.5 HK cents) per share	**$ 58**	$ 22
已宣布及已派發之特別中期股息每股港幣一點五仙（二零零三年：每股港幣三仙）	Special interim dividend declared and paid of 1.5 HK cents (2003: 3.0 HK cents) per share	**22**	43
		80	65
於結算日後建議之末期股息每股港幣四點五仙（二零零三年：每股港幣四點五仙）	Final dividend proposed after balance sheet date of 4.5 HK cents (2003: 4.5 HK cents) per share	**65**	65
於結算日後建議之特別末期股息每股港幣一角三仙（二零零三年：每股港幣一角二仙）	Special final dividend proposed after balance sheet date of 13.0 HK cents (2003: 12.0 HK cents) per share	**189**	173
		254	238
		$334	$303



9. 股息（續）

於二零零五年三月二十二日舉行之董事會會議上，董事建議派發末期及特別末期股息分別為每股港幣四點五仙及港幣一角三仙。此項擬派股息在結算當日並無確認為負債。

9. DIVIDENDS (continued)

At the board meeting held on March 22, 2005, the directors proposed final and special final dividends of 4.5 HK cents and 13.0 HK cents per share respectively. These proposed dividends have not been recognized as a liability at the balance sheet date.

(b) 屬於上一年度，並於本年內通過及支付的股息：

(b) Dividends attributable to the previous year, approved and paid during the year:

(以港幣百萬元為單位)	*(In HK$ millions)*	**2004**	2003
已批准及已派發二零零三年末期股息每股港幣四點五仙（二零零二年：每股港幣四點五仙）	2003 final dividend approved and paid of 4.5 HK cents (2002: 4.5 HK cents) per share	**$ 65**	$ 65
已批准及已派發二零零三年特別末期股息每股港幣一角二仙（二零零二年：每股港幣一角）	2003 special final dividend approved and paid of 12.0 HK cents (2002: 10.0 HK cents) per share	**173**	144
		$238	$209

10. 每股盈利

每股基本及攤薄盈利乃按本年度股東應佔綜合溢利港幣三億九千三百萬元（二零零三年：港幣二億六千六百萬元）計算。

每股基本盈利乃按本年度內已發行股份之加權平均股數十四億四千七百一十八萬四千七百零八股（二零零三年：十四億四千零九十七萬二千五百一十五股）而計算。

每股攤薄盈利乃按十四億四千七百一十八萬四千七百零八股（二零零三年：十四億四千零九十七萬二千五百一十五股），即本年內已發行股份之加權平均股數，加上假設根據本公司購股權計劃授出之所有未行使購股權皆已行使而發行之股份之加權平均股數一千七百二十一萬一千三百六十六股（二零零三年：五百零九萬八千二百九十八股）計算。

10. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the consolidated profit attributable to shareholders for the year of HK$393 million (2003: HK$266 million).

The basic earnings per share is based on the weighted average of 1,447,184,708 shares (2003: 1,440,972,515 shares) in issue during the year.

The diluted earnings per share is based on 1,447,184,708 shares (2003: 1,440,972,515 shares) which is the weighted average number of shares in issue during the year plus the weighted average of 17,211,366 shares (2003: 5,098,298 shares) deemed to be issued if all outstanding share options granted under the share option schemes of the Company had been exercised.

11. 固定資產 / 11. FIXED ASSETS

集團 / Group

(以港幣百萬元為單位)	(In HK$ millions)	永久業權之土地及樓宇 Freehold land & building	租賃土地及樓宇 Leasehold land & buildings	機器及設備 Plant & machinery	租賃物業裝修、傢俬、固定裝置及辦公室設備 Leasehold improvements, furniture, fixtures & office equipment	汽車 Motor vehicles	合計 Total
成本值	**Cost**						
於二零零四年一月一日	At January 1, 2004	$36	$440	$66	$548	$18	$1,108
換算差額	Translation difference	2	–	–	11	–	13
添置	Additions	–	1	9	130	3	143
出售	Disposals	–	–	–	(70)	(2)	(72)
於二零零四年十二月三十一日	At December 31, 2004	$38	$441	$75	$619	$19	$1,192
累積折舊	**Accumulated depreciation**						
於二零零四年一月一日	At January 1, 2004	$ 6	$ 51	$57	$401	$13	$ 528
換算差額	Translation difference	–	–	–	8	–	8
本年折舊	Charge for the year	–	12	5	93	2	112
出售	Disposals	–	–	–	(63)	(2)	(65)
於二零零四年十二月三十一日	At December 31, 2004	$ 6	$ 63	$62	$439	$13	$ 583
於二零零四年十二月三十一日之賬面淨值	**Net book value at December 31, 2004**	**$32**	**$378**	**$13**	**$180**	**$ 6**	**$ 609**
於二零零三年十二月三十一日之賬面淨值	Net book value at December 31, 2003	$30	$389	$ 9	$147	$ 5	$ 580

(a) 於二零零四年及二零零三年十二月三十一日，並無融資租賃土地及樓宇。

(a) At December 31 of 2004 and 2003, no leasehold land and building was held under finance lease.

(b) 永久業權之土地及樓宇位於台灣。

(b) The freehold land and building is situated in Taiwan.

11. 固定資產（續） 11. FIXED ASSETS (continued)

(c) 租賃土地及樓宇之賬面淨值分析如下：

(c) The analysis of the net book value of leasehold land and buildings is as follows:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2004	集團 Group 2003	公司 Company 2004	公司 Company 2003
在香港以中期租約持有	In Hong Kong under medium term leases	**$205**	$211	**$186**	$191
在香港以外	Outside Hong Kong				
－ 長期租約	– under long term leases	**120**	123	**-**	-
－ 中期租約	– under medium term leases	**53**	55	**-**	-
		173	178	**-**	-
於十二月三十一日	At December 31	**$378**	$389	**$186**	$191

公司 Company

(以港幣百萬元為單位)	(In HK$ millions)	租賃土地及樓宇 Leasehold land & buildings	租賃物業裝修、傢俬、固定裝置及辦公室設備 Leasehold improvements, furniture, fixtures & office equipment	合計 Total
成本值	**Cost**			
於二零零四年一月一日及二零零四年十二月三十一日	At January 1, 2004 and December 31, 2004	$207	$3	$210
累積折舊	**Accumulated depreciation**			
於二零零四年一月一日	At January 1, 2004	$ 16	$2	$ 18
本年折舊	Charge for the year	5	1	6
於二零零四年十二月三十一日	At December 31, 2004	$ 21	$3	$ 24
於二零零四年十二月三十一日之賬面淨值	**Net book value at December 31, 2004**	**$186**	**$-**	**$186**
於二零零三年十二月三十一日之賬面淨值	Net book value at December 31, 2003	$191	$1	$192

12. 附屬公司權益 12. INTERESTS IN SUBSIDIARIES

(以港幣百萬元為單位)	(In HK$ millions)	公司 Company 2004	2003
非上市投資(成本值)	Unlisted investment (at cost)	**$ 898**	$ 898
應收附屬公司款項	Amounts due from subsidiaries	**1,020**	541
應付附屬公司款項	Amounts due to subsidiaries	**(100)**	(356)
		$1,818	$1,083

於年結日，應收/付附屬公司款項均為免息、無抵押及無固定還款期。於二零零三年，應收某一全資附屬公司之貸款約港幣二億零一百萬元乃按香港最優惠利率計算利息，及應付其一附屬公司之貸款約港幣二千五百萬元乃按當時商業銀行存款利率計算利息。

As at the balance sheet date, amounts due from/to subsidiaries are non-interest bearing, unsecured and have no fixed terms of repayment. In 2003, the loans of approximately HK$201 million advanced to a wholly-owned subsidiary, bearing interest at Hong Kong Prime Rate, and loans of approximately HK$25 million advanced from a subsidiary, bearing interest at the prevailing commercial bank deposit rates.

主要附屬公司之詳情載於第八十四頁至八十七頁之財務報表附註27。

Details of principal subsidiaries are set out in note 27 to the financial statements on pages 84 to 87.

13. 聯營公司權益 13. INTERESTS IN ASSOCIATED COMPANIES

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2004	2003
所佔資產淨值	Share of net assets	**$285**	$263
匯兌調整	Exchange adjustment	**27**	(6)
		$312	$257

13. 聯營公司權益（續） 13. INTERESTS IN ASSOCIATED COMPANIES (continued)

於二零零四年十二月三十一日，本集團持有以下主要聯營公司股份：

At December 31, 2004, the Group held shares in the following principal associated companies:

聯營公司名稱 Name of associated company	成立地點 Place of incorporation	持有股份百分比率 Percentage holding		已發行及全數繳足股本 Issued and fully paid share capital	主要業務/經營地區 Principal activities/ place of operation
		2004	2003		
Giordano Corporation Limited	大韓民國 Republic of Korea	**49.7**	49.8	一百萬零七千二十股每股面值五千韓國圜之普通股份 1,007,020 common stock of WON5,000 each	經營零售服裝及配襯用品/韓國 Retailing of apparel and accessories/ Korea
Giordano Fashions L.L.C.	阿拉伯聯合酋長國 United Arab Emirates	**20.0**	20.0	三千股每股面值一千沙地阿拉伯聯合酋長國迪拉姆之股份 3,000 shares of AED1,000 each	經營零售服裝及配襯用品/阿拉伯聯合酋長國 Retailing of apparel and accessories/ United Arab Emirates

重要聯營公司資料：

Information on a material associated company:

根據經董事會調整後以符合本集團會計政策之Giordano Corporation Limited 經審核之財務報表，該公司於二零零四年度之營業額及除税後溢利分別為港幣八億九千五百萬元（二零零三年：港幣十億零四百萬元）及港幣四千六百萬元（二零零三年：港幣一千六百萬元）。於二零零四年十二月三十一日之資產淨值為港幣五億七千八百萬元（二零零三年：港幣四億七千四百萬元）。淨資產詳列如下：

Based on the audited financial statements of Giordano Corporation Limited, after making adjustments as considered appropriate by the directors in order to comply with the Group's accounting policies, the turnover and profit after tax of such company for 2004 were HK$895 million (2003: HK$1,004 million) and HK$46 million (2003: HK$16 million) respectively, and its net asset was HK$578 million (2003: HK$474 million) as at December 31, 2004. Details of the net assets are set out below:

(以港幣百萬元為單位)	*(In HK$ millions)*	**2004**	2003
流動資產	Current assets	**$387**	$375
流動負債	Current liabilities	**(48)**	(81)
非流動資產	Non-current assets	**242**	185
非流動負債	Non-current liabilities	**(3)**	(5)
		$578	$474

14. 租賃訂金及預付款項

租賃訂金及預付款項乃指租賃一香港物業所付之訂金及租賃一位於中國大陸上海物業之預付租金。

14. RENTAL DEPOSIT AND PREPAYMENT

Rental deposit and prepayment represents the deposit paid for the lease of a Hong Kong property and the prepayment of rent for the lease of a property situated in Shanghai, Mainland China.

15. 存貨

15. INVENTORIES

(以港幣百萬元為單位)	*(In HK$ millions)*	集團 Group 2004	2003
原料	Raw materials	**$ 51**	$ 35
在製貨品	Work in progress	**31**	18
製成品	Finished goods	**249**	169
		$331	$222

於二零零四年十二月三十一日，可變現淨值列賬之存貨合共約港幣三千五百萬元(二零零三年：港幣一千三百萬元)。

At December 31, 2004, the carrying amount of inventories that are carried at net realizable value amounted to approximately HK$35 million (2003: HK$13 million).

16. 應收賬款

16. TRADE RECEIVABLES

除現金及信用卡銷售外，本集團在正常情況下給予其貿易客戶平均六十日信貸期。

Other than cash and credit card sales, the Group normally allows an average credit period of 60 days to its trade customers.

以下為應收貿易賬款之賬齡分析:

The ageing analysis of trade debtors is as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	集團 Group 2004	2003
零至三十日	0 – 30 days	**$147**	$121
三十一至六十日	31 – 60 days	**50**	41
六十一至九十日	61 – 90 days	**10**	6
逾九十日	Over 90 days	**6**	3
合計	Total	**$213**	$171

17. 股本

17. SHARE CAPITAL

(以港幣百萬元為單位)	(In HK$ millions)	2004	2003
法定：	**Authorized:**		
二十億股每股面值港幣五仙之普通股	2,000,000,000 ordinary shares of HK$0.05 each	**$100**	$100
已發行及全數繳足：	**Issued and fully paid:**		
十四億五千零五十九萬一千五百一十八股(二零零三年：十四億四千二百一十九萬八千五百一十八股)每股面值港幣五仙之普通股	1,450,591,518 ordinary shares (2003: 1,442,198,518 ordinary shares) of HK$0.05 each	**$ 73**	$ 72

於本年度內，已發行股本之變動情況如下：

Details of the movements in the issued share capital during the year are set out below:

		股份數目 Number of shares	
		2004	2003
每股面值港幣五仙之普通股	Ordinary shares of HK$0.05 each		
於一月一日	At January 1	**1,442,198,518**	1,440,344,518
發行股份	Issue of shares	**8,393,000**	1,854,000
於十二月三十一日	At December 31	**1,450,591,518**	1,442,198,518

(i) 發行股份

按本公司之購股權計劃，於本年內，本公司發行股本中每股面值港幣五仙之新普通股共八百三十九萬三千股予行使購股權之購股權持有人。

本公司於年內發行之所有新普通股與本公司當時已有之股份在各方面均享有同等權益。

(i) Issue of shares

Pursuant to the share option schemes of the Company, the Company issued 8,393,000 new ordinary shares of HK$0.05 each in the capital of the Company to option holders who exercised their share options during the year.

All the new ordinary shares issued by the Company in the year ranked pari passu with the then existing shares of the Company in all respects.

(ii) 購股權資料

購股權計劃之摘要及本公司購股權於本年度內變動詳情載於第八十八至九十二頁。

(ii) Share option information

A summary of the share option schemes and details of the movement in share options of the Company during the year are set out on pages 88 to 92.

(iii) 回購股份

本公司於本年內並無購回任何其股份。

(iii) Repurchase of shares

During the year, the Company did not repurchase any of its shares.



18. 儲備

18. RESERVES

於二零零四年十二月三十一日，本集團及本公司之儲備分析如下：

The reserves of the Group and the Company as at December 31, 2004 are analyzed as follows:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2004	集團 Group 2003	公司 Company 2004	公司 Company 2003
繳入盈餘	Contributed surplus	**$ 383**	$ 383	**$ 540**	$ 540
資本贖回儲備	Capital redemption reserve	**3**	3	**3**	3
股份溢價	Share premium	**489**	466	**489**	466
匯兌儲備	Exchange reserve	**(32)**	(88)	**-**	-
其他儲備	Other reserves	**118**	126	**-**	-
滾存溢利	Retained profits	**666**	599	**582**	219
		1,627	1,489	**1,614**	1,228
擬派末期及特別末期股息(附註 9(a))	Proposed final and special final dividends (Note 9(a))	**254**	238	**254**	238
總儲備	Total reserves	**$1,881**	$1,727	**$1,868**	$1,466

其他儲備：

Other reserves:

(1) 根據中國大陸有關法律及財務法規，中國大陸之附屬公司之法定儲備基金可用於彌補往年虧損(如有)及增加該等附屬公司之資本額。

(1) according to the relevant laws and financial regulations, the statutory reserve funds of the subsidiaries in Mainland China which may be used to make up prior years' losses, if any, and to increase the capital of the subsidiaries.

(2) 根據韓國稅務獎勵限制法例及韓國商業準則，大韓民國之聯營公司之法定儲備基金及其他儲備只可以用作抵銷未來虧損或轉作資本，而不可用作現金股息派發。

(2) in accordance with the Korean Tax Incentive Limitation Law and Korean Commercial Code, the statutory reserve fund and other reserves of the associated company in the Republic of Korea may only be used to offset a future deficit or be transferred to capital stock, but not for cash dividends.

(3) 根據阿拉伯聯合酋長國商業公司法例，阿拉伯聯合酋長國之聯營公司之法定儲備基金，除聯邦法規定外，不可作分配之用。

(3) according to the UAE Commercial Companies Law, the statutory reserve fund of the associated company in United Arab Emirates which is not available for distribution except as provided in the Federal Law.



19. 遞延税項

19. DEFERRED TAXATION

遞延税項採用負債法就短暫性差異按基本税率百分之十七點五(二零零三年：百分之十七點五)作全數撥備。

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2003: 17.5%).

本集團於年內的遞延税項資產及負債之變動(在同一徵税地區之結餘抵銷前)如下：

The movement in the Group's deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

遞延税項(資產)/負債

Deferred tax (assets)/liabilities

(以港幣百萬元為單位)	(In HK$ millions)	加速税項折舊 Accelerated tax depreciation	未分派之滾存溢利 Unremitted profits	其他 Others	合計 Total
於二零零四年一月一日	At January 1, 2004	**$5**	**$61**	**$(4)**	**$62**
於損益表中列支/(計入)	Charged/(credited) to profit and loss account	**(1)**	**14**	**(3)**	**10**
於權益中列支	Charged to equity	**-**	**-**	**1**	**1**
撥回扣繳税項之短暫性差異	Reversal of temporary difference on withholding tax	**-**	**(2)**	**-**	**(2)**
於二零零四年十二月三十一日	At December 31, 2004	**$4**	**$73**	**$(6)**	**$71**
於二零零三年一月一日	At January 1, 2003	$7	$65	$(3)	$69
於損益表中計入	Credited to profit and loss account	(2)	(2)	(4)	(8)
於權益中列支	Charged to equity	-	-	3	3
撥回扣繳税項之短暫性差異	Reversal of temporary difference on withholding tax	-	(2)	-	(2)
於二零零三年十二月三十一日	At December 31, 2003	$5	$61	$(4)	$62

年內於權益中列支的遞延税項內包含長期貸款予一附屬公司之未實現外匯兑換收益而引至之税項。

The deferred taxation charged to equity during the year comprised the tax on the unrealized exchange gain of a long term loan to a subsidiary company.

19. 遞延稅項（續）

本集團有源於稅損之未確認遞延稅項資產為港幣三千八百萬元（二零零三年：港幣三千四百萬元）可結轉以抵銷未來應課收入。此等未確認稅損為港幣二千五百萬元（二零零三年：港幣二千一百萬元）將於二零零四年十二月三十一日起至五年內屆滿。稅損之餘下部份主要與德國公司有關，此等稅損並無期限。

在法定權利許可下，及遞延所得稅涉及同一財政機關，遞延稅項資產可與遞延稅項負債互相抵銷。下列金額是計入適當抵銷後，於資產負債表內列賬。

19. DEFERRED TAXATION (continued)

The Group has unrecognized deferred tax assets in respect of tax losses of HK$38 million (2003: HK$34 million) to carry forward against future taxable income. These unrecognized tax losses of HK$25 million (2003: HK$21 million) will expire within 5 years from December 31, 2004. The remaining portion of the tax losses is mainly related to Germany companies, such tax losses has no expiry date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet.

		集團 Group	
(以港幣百萬元為單位)	*(In HK$ millions)*	**2004**	2003
遞延稅項資產	Deferred tax assets	**$(18)**	$(15)
遞延稅項負債	Deferred tax liabilities	**89**	77
		$ 71	$ 62

20. 應付賬款

以下為應付貿易賬款之賬齡分析：

20. TRADE PAYABLES

The ageing analysis of trade creditors is as follows:

		集團 Group	
(以港幣百萬元為單位)	*(In HK$ millions)*	**2004**	2003
零至三十日	0 – 30 days	**$190**	$209
三十一至六十日	31 – 60 days	**24**	52
六十一至九十日	61 – 90 days	**9**	17
逾九十日	Over 90 days	**7**	22
合計	Total	**$230**	$300



21. 淨流動資產

本集團之淨流動資產指流動資產扣除流動負債。本集團於二零零四年及二零零三年之淨流動資產分別為港幣十億零四百萬元及港幣九億一千一百萬元。本公司於二零零四年之淨流動負債為港幣六千三百萬元，對比二零零三年之淨流動資產為港幣二億六千三百萬元。

21. NET CURRENT ASSETS

The Group's net current assets, defined as current assets less current liabilities, amounted to HK$1,004 million and HK$911 million in 2004 and 2003 respectively. The Company's net current liabilities was HK$63 million in 2004 compared with net current assets HK$263 million in 2003.

22. 總資產扣除流動負債

本集團於二零零四年及二零零三年之總資產扣除流動負債分別為港幣二十一億二千二百萬元及港幣十九億四千七百萬元 。本公司於二零零四年之總資產扣除流動負債為港幣十九億四千一百萬元，而二零零三年則為港幣十五億三千八百萬元。

22. TOTAL ASSETS LESS CURRENT LIABILITIES

The Group's total assets less current liabilities amounted to HK$2,122 million and HK$1,947 million in 2004 and 2003 respectively. The Company's total assets less current liabilities was HK$1,941 million in 2004 compared with HK$1,538 million in 2003.

23. 現金及現金等值結存之分析

23. ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

(以港幣百萬元為單位)	(In HK$ millions)	2004	2003
現金及銀行結存	Cash and bank balances	**$752**	$850
減：存款日起三個月以上到期之銀行定期存款	Deduct: Bank deposits with maturity over three months from date of deposits	**(3)**	(7)
		749	843
銀行貸款及透支	Bank loans and overdrafts	**(63)**	(66)
淨現金及現金等值	Net cash and cash equivalents	**$686**	$777

以上之本集團現金及銀行結存包括港幣二億五千八百萬元(二零零三年：港幣二億三千八百萬元)等值之人民幣現金及銀行結存。

Included in the cash and bank balances of the Group are cash and bank balances totaling HK$258 million (2003: HK$238 million) denominated in Reminbi.

24. 承擔

營業租賃之承擔

於二零零四年十二月三十一日，本集團及本公司就零售店舖、辦公室、工廠及貨倉之不可於未來撤銷之營業租賃所需支付之最低租賃承擔如下：

於下列期間屆滿之經營租賃：

24. COMMITMENTS

Commitments under operating leases

At December 31, 2004, the Group and the Company had future aggregate minimum commitments under non-cancelable operating leases in respect of retail shops, office premises, factories and warehouses as set out below:

Operating leases which expire:

		集團 Group		公司 Company	
(以港幣百萬元為單位)	*(In HK$ millions)*	**2004**	2003	**2004**	2003
一年內	Within one year	**$ 470**	$402	**$1**	$11
一年後但五年內	After one year but within five years	**573**	466	**–**	1
五年以上	Over five years	**20**	7	**–**	–
		$1,063	$875	**$1**	$12

若干門市之營業租賃租金乃根據最低保證租金或以銷售額計算之租金(以較高者為準)。上述承擔乃按最低保證租金計算。

The operating lease rentals of certain outlets are based on the higher of a minimum guaranteed rental or a sales level based rental. The minimum guaranteed rental has been used to arrive at the above commitments.

25. 或然負債

於二零零四年十二月三十一日，本集團及本公司有以下並無包括在財務報表內之或然負債：

25. CONTINGENT LIABILITIES

At December 31, 2004, the Group and the Company had contingent liabilities not included in the financial statements in respect of the following:

		集團 Group		公司 Company	
(以港幣百萬元為單位)	*(In HK$ millions)*	**2004**	2003	**2004**	2003
代替租賃及水電按金之銀行擔保	Bank guarantees in lieu of rental and utility deposits	**$ 9**	$ 9	**$–**	$–
關於一全資附屬公司租客之租賃按金之銀行擔保	Bank guarantee in respect of rental deposit of a tenant of a wholly-owned subsidiary	**–**	–	**5**	5
已發出之保證票據	Guarantee notes issued	**43**	34	**–**	–
		$52	$43	**$5**	$5

26. 重要關聯人士交易

於本年度內，本集團一全資附屬公司按一般及日常業務過程與若干聯營公司進行正常商業條款交易。於本年度內，向該等聯營公司之銷售為港幣二億六千三百萬元(二零零三年：港幣二億八千二百萬元)。於二零零四年十二月三十一日，應收該等聯營公司之金額為港幣一千七百萬元(二零零三年：港幣一千四百萬元)。

26. MATERIAL RELATED PARTIES TRANSACTIONS

During the year, a wholly-owned subsidiary company traded with certain associated companies in the ordinary and usual course of business and on normal commercial terms. Sales to these associated companies amounted to HK$263 million during the year (2003: HK$282 million). The amounts due from these associated companies at December 31, 2004 were HK$17 million (2003: HK$14 million).

27. 主要附屬公司

本公司於二零零四年十二月三十一日之主要附屬公司如下：

27. PRINCIPAL SUBSIDIARIES

The following is a list of the principal subsidiaries of the Company as at December 31, 2004:

附屬公司名稱 Name of subsidiary	成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding 2004	2003	已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務/經營地區 Principal activities/ place of operation
Bluestar Exchange Limited*	香港 Hong Kong	**100**	100	三百萬股每股面值港幣一元之普通股 3,000,000 ordinary shares of HK$1 each	經營零售服裝及配襯用品/香港 Retailing of apparel and accessories/ Hong Kong
東莞智興製衣有限公司* (附註1) Dongguan Chihing Garments Ltd.* (Note 1)	中國大陸 Mainland China	**100**	100	港幣四千二百五十五萬八千四百九十九元 HK$42,558,499	持有位於中國大陸之廠房/中國大陸 Owning a factory in Mainland China/ Mainland China
East Jean Limited*	香港 Hong Kong	**100**	100	十萬股每股面值港幣十元之普通股 100,000 ordinary shares of HK$10 each	經營零售服裝及配襯用品/台灣 Retailing of apparel and accessories/ Taiwan
Giordano (Australia) Pty. Limited*	澳洲 Australia	**79**	79	七十萬股每股面值一澳元之普通股 700,000 ordinary shares of AUD1 each	經營零售服裝及配襯用品/澳洲 Retailing of apparel and accessories/ Australia

27. 主要附屬公司（續） 27. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding		已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務/經營地區 Principal activities/ place of operation
		2004	2003		
Giordano (Japan) Limited*	日本 Japan	**100**	100	一千零二十股每股面值五萬日元之普通股 1,020 ordinary shares of JPY50,000 each	經營零售服裝及配襯用品/日本 Retailing of apparel and accessories/ Japan
佐丹奴有限公司* Giordano Limited*	香港 Hong Kong	**100**	100	五萬股每股面值港幣一百元之普通股 50,000 ordinary shares of HK$100 each	經營零售及分銷服裝及配襯用品/香港 Retailing and distribution of apparel and accessories/Hong Kong
Giordano (M) Sdn. Bhd.	馬來西亞 Malaysia	**100**	100	三十五萬股每股面值馬來西亞幣一元之普通股 350,000 ordinary shares of RM1 each	經營零售服裝及配襯用品/馬來西亞 Retailing of apparel and accessories/ Malaysia
佐丹奴澳門有限公司* Giordano (Macau) Limited*	澳門 Macau	**100**	100	澳門幣五萬元以兩份出資份額代表 MOP50,000 represented by 2 quotas	經營零售服裝及配襯用品/澳門 Retailing of apparel and accessories/ Macau
Giordano Originals (Singapore) Private Limited	新加坡 Singapore	**100**	100	一百九十萬零二股每股面值新加坡幣一元之普通股 1,900,002 ordinary shares of S$1 each	從事服裝及配襯用品之零售及貿易/新加坡 Retailing and trading of apparel and accessories/Singapore
Giordano (Thai) Co., Ltd.*	泰國 Thailand	**100**	100	一百萬股每股面值十泰銖之普通股 1,000,000 ordinary shares of THB10 each	從事服裝及配襯用品之零售及批發/泰國 Retailing and wholesale of apparel and accessories/Thailand

27. 主要附屬公司（續） 27. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding		已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務/經營地區 Principal activities/ place of operation
		2004	2003		
亮志服裝(香港)有限公司* Gloss Mind Apparel (Hong Kong) Limited*	香港 Hong Kong	**51**	51	二股每股面值港幣一元之普通股 2 ordinary shares of HK$1 each	從事服裝貿易及提供相關服務/香港 Trading of apparel products and providing apparel service/ Hong Kong
劉黃顧問有限公司 Lau, Wong & Associates Consultants Limited	香港 Hong Kong	**100**	100	二十萬股每股面值港幣一元之普通股 200,000 ordinary shares of HK$1 each	提供管理顧問服務/香港 Management consultancy service/ Hong Kong
PT. Giordano Indonesia*	印尼 Indonesia	**40**	40	一千五百股每股面值一百萬印尼盾之普通股 1,500 ordinary shares of IDR1,000,000 each	從事服裝、配襯用品及其有關產品之零售/印尼 Retailing of apparel, accessories and related products/Indonesia
深圳虎威製衣有限公司*(附註 2) Shenzhen Tiger Garment Ltd.* (Note 2)	中國大陸 Mainland China	**100**	100	人民幣一千五百一十萬元 RMB15,100,000	投資控股、製造及銷售服裝及配襯用品/中國大陸 Investment holding, manufacturing and retailing of apparel and accessories/ Mainland China
虎威企業有限公司 Tiger Enterprises Limited	香港 Hong Kong	**100**	100	一千股每股面值港幣一元之普通股、六千萬股每股面值港幣一元之無投票權遞延股 1,000 ordinary shares of HK$1 each, 60,000,000 non-voting deferred shares of HK$1 each	投資控股/中國大陸 Investment holding/ Mainland China

27. 主要附屬公司（續） 27. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding		已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務/經營地區 Principal activities/ place of operation
		2004	2003		
Walton International Ltd.*	開曼群島 Cayman Islands	**100**	100	一百零二股每股面值一美元之普通股 102 ordinary shares of US$1 each	批授商標專利權 Licensing of trademarks

* 間接附屬公司

* *subsidiaries held indirectly*

附註：

1. 東莞智興製衣有限公司乃一間外商獨資經營公司。
2. 深圳虎威製衣有限公司乃一間中外合作經營公司。

Notes:

1. Dongguan Chihing Garments Ltd. is a wholly-foreign-owned enterprise.
2. Shenzhen Tiger Garment Ltd. is a sino-foreign co-operative joint venture.

28. 財務報表通過 28. APPROVAL OF FINANCIAL STATEMENTS

本年度財務報表已於二零零五年三月二十二日獲董事會通過。

The financial statements were approved by the board of directors on March 22, 2005.



購股權計劃

本公司購股權計劃(「該計劃」)之摘要如下:

(1) 目的

該計劃旨在鼓勵及獎勵對本集團作出貢獻或將可作出貢獻選定之合資格人士。

(2) 合資格人士

(i) 本集團任何成員或任何控股股東或由控股股東控制之任何公司的:

(a) 任何董事或擬委任董事(不論是執行或非執行,包括任何獨立非執行董事)、僱員或擬聘請之僱員(不論是全職或兼職),或

(b) 其時借調之任何人;或

(ii) 持有本集團任何成員或任何控股股東或任何控股股東控制公司所發行之任何證券之持有人;或

(iii) 本集團任何成員或任何控股股東或由控股股東控制之任何公司的:

(a) 任何業務或合作夥伴、特許經營權受讓人、承包商、代理或代表,

(b) 任何人士或個體提供研究、發展或其他技術支援或任何諮詢、顧問、專業或其他服務,

(c) 任何貨品或服務供應商,

(d) 任何客戶,或

(e) 任何業主及租客(包括分租租客);

並就該計劃而言,將包括由一位或多位隸屬以上任何合資格人士所控制之任何公司。

SHARE OPTION SCHEME

Summary of the share option scheme of the Company ("Scheme") is as follows:

(1) Purpose

As incentives or rewards for the contribution or potential contribution to the Group from the selected eligible persons.

(2) Eligible persons

(i) (a) any director or proposed director (whether executive or non-executive, including any independent non-executive director), employee or proposed employee (whether full time or part time) of, or

(b) any individual for the time being seconded to work for;

any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; or

(ii) any holder of any securities issued by any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; or

(iii) (a) any business or joint venture partner, franchisee, contractor, agent or representative of,

(b) any person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to,

(c) any supplier of goods or services to,

(d) any customer of, or

(e) any landlord or tenant (including any sub-tenant) of;

any member of the Group or any controlling shareholder or a company controlled by a controlling shareholder;

and, for the purposes of the Scheme, shall include any company controlled by one or more persons belonging to any of the above classes of eligible persons.

(3) 股份數目上限

於二零零五年三月二十二日，可發行之股份數目上限為一億零二百三十八萬二千八百五十一股，約相等於本公司已發行股份之百分之七。

(3) Maximum number of shares

As at March 22, 2005, the maximum number of shares available for issue is 102,382,851, representing approximately seven percent of the issued share capital of the Company.

(4) 每位合資格人士可獲授權益上限

每位合資格人士在任何十二個月內(直至授出購股權當日止)，根據該計劃及本公司任何其他購股權計劃獲授之購股權(包括已註銷、已行使及尚未行使之購股權)予以行使時，所發行及將發行之股份上限不得超過本公司已發行股份之百分之一。

(4) Maximum entitlement of each eligible person

The maximum number of shares issued and to be issued upon exercise of options granted under the Scheme and any other share option schemes of the Company to any eligible person (including cancelled, exercised and outstanding options), in any 12-month period up to the date of grant shall not exceed one percent of the shares in issue.

(5) 購股權行使期

購股權可根據該計劃條款之規定，於董事授出購股權時，決定授出之購股權當日或其後日子開始行使，直至董事授出購股權時已決定之日期營業時間結束時屆滿(惟於任何情況下，由授出購股權當日起計不可超過十年，而接受提供之購股權當日亦以授出購股權之日期計)。

(5) Time of exercise of option

An option may be exercised in accordance with the terms of the Scheme at any time during a period commencing on such date on or after the date on which the option is granted as the directors may determine in granting the option and expiring at the close of business on such date as the directors may determine in granting the option but in any event shall not exceed ten years from the date of grant (which is the date of offer of grant if the offer for the grant of the option is accepted).

(6) 接受提供之購股權

購股權獲授人必須於本公司提供授出購股權日期起三十日內(包括提供購股權當日)接受有關之提供。於接受提供授予之購股權時，須繳付港幣一元。

(6) Acceptance of offers

An offer for the grant of options must be accepted within 30 days inclusive of the day on which such offer was made. The amount payable on acceptance of the offer for the grant of an option is HK$1.00.

(7) 釐定購股權行使價之基準

行使購股權時須予支付之每股股份之購股權價將由董事決定，惟購股權價須以下列較高者釐定：

(i) 於授出日期之股份收市價；

(ii) 授出日期前五個營業日之平均收市價；及

(iii) 每股股份之面值。

(7) Basis of determining the option exercise price

The option price per share payable on the exercise of an option is to be determined by the directors provided always that it shall be at least the higher of:

(i) the closing price of the shares on the date of offer;

(ii) the average closing price of the shares for the five business days immediately preceding the date of offer; and

(iii) the nominal amount of a share.

(8) 該計劃尚餘之有效期

該計劃有效期至二零一二年一月二十四日屆滿。

(8) The remaining life of the Scheme

The Scheme remains in force until January 24, 2012.



購股權之變動

本年度內，本公司購股權之變動詳情載列如下：

MOVEMENT OF SHARE OPTIONS

During the year, movements of the Company's share options are set out below:

合資格人士 Eligible person	購股權數目 Number of share options 於二零零四年一月一日之結餘 Balance as at 01/01/2004	於本年度內授出 Granted during the year	於本年度內行使 Exercised during the year	於本年度內註銷/失效 Canceled/ lapsed during the year	於二零零四年十二月三十一日之結餘 Balance as at 12/31/2004	每股行使價 Exercise price per share	授出日期 Date of grant	行使期 Exercisable period
董事 Director						港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
劉國權	15,000,000	-	-	-	15,000,000	2.600	08/24/1995	02/24/1996 - 05/28/2005
Lau Kwok Kuen, Peter	10,000,000	-	-	-	10,000,000	2.830	05/07/1996	05/07/1999 - 05/28/2005
	25,000,000	-	-	-	25,000,000			
馮永昌	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
Fung Wing Cheong, Charles	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	1,668,000	-	-	-	1,668,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	5,900,000	-	-	-	5,900,000			
馬灼安	468,000	-	468,000	-	-	0.878	12/05/1997	12/05/1999 - 05/28/2005
Mah Chuck On, Bernard	472,000	-	472,000	-	-	0.878	12/05/1997	12/05/2000 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	1,668,000	-	-	-	1,668,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	6,840,000	-	940,000	-	5,900,000			

購股權之變動（續） MOVEMENT OF SHARE OPTIONS (continued)

合資格人士 Eligible person	購股權數目 Number of share options: 於二零零四年一月一日之結餘 Balance as at 01/01/2004	於本年度內授出 Granted during the year	於本年度內行使 Exercised during the year	於本年度內註銷/失效 Canceled/ lapsed during the year	於二零零四年十二月三十一日之結餘 Balance as at 12/31/2004	每股行使價 Exercise price per share	授出日期 Date of grant	行使期 Exercisable period
						港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
連續合約僱員 Continuous contract employees	880,000	-	80,000	40,000	760,000	2.150	05/30/1995	05/30/1998 - 05/28/2005
	1,800,000	-	-	-	1,800,000	3.190	03/04/1996	09/04/1996 - 05/28/2005
	1,824,000	-	284,000	-	1,540,000	0.878	12/05/1997	12/05/2000 - 05/28/2005
	300,000	-	300,000	-	-	0.692	02/24/1999	02/24/2001 - 05/28/2005
	300,000	-	-	-	300,000	0.692	02/24/1999	02/24/2002 - 05/28/2005
	6,000	-	6,000	-	-	2.320	07/17/1999	08/01/2001 - 05/28/2005
	240,000	-	240,000	-	-	2.320	07/17/1999	08/01/2002 - 05/28/2005
	240,000	-	240,000	-	-	2.320	07/17/1999	08/01/2003 - 05/28/2005
	240,000	-	-	240,000	-	2.320	07/17/1999	08/01/2004 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
	200,000	-	-	-	200,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
	200,000	-	-	-	200,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
	3,540,000	-	2,250,000	-	1,290,000	3.728	02/07/2001	02/07/2004 - 05/28/2005
	200,000	-	-	-	200,000	3.384	04/26/2001	04/26/2004 - 05/28/2005
	4,264,000	-	2,591,000	180,000	1,493,000	3.108	08/31/2001	08/31/2003 - 05/28/2005
	4,036,000	-	20,000	532,000	3,484,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	4,036,000	-	20,000	532,000	3,484,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	4,444,000	-	-	588,000	3,856,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	832,000	-	166,000	-	666,000	2.795	02/05/2003	02/05/2004 - 02/04/2013
	832,000	-	-	-	832,000	2.795	02/05/2003	02/05/2005 - 02/04/2013
	836,000	-	-	-	836,000	2.795	02/05/2003	02/05/2006 - 02/04/2013
	10,000	-	-	10,000	-	2.740	02/07/2003	02/07/2004 - 02/06/2013
	10,000	-	-	10,000	-	2.740	02/07/2003	02/07/2005 - 02/06/2013
	10,000	-	-	10,000	-	2.740	02/07/2003	02/07/2006 - 02/06/2013
	66,000	-	66,000	-	-	2.625	03/31/2003	03/31/2004 - 03/30/2013
	66,000	-	-	-	66,000	2.625	03/31/2003	03/31/2005 - 03/30/2013
	68,000	-	-	-	68,000	2.625	03/31/2003	03/31/2006 - 03/30/2013
	200,000	-	200,000	-	-	2.200	05/02/2003	05/02/2004 - 05/01/2013
	200,000	-	-	-	200,000	2.200	05/02/2003	05/02/2005 - 05/01/2013
	200,000	-	-	-	200,000	2.200	05/02/2003	05/02/2006 - 05/01/2013
	2,354,000	-	924,000	284,000	1,146,000	2.650	06/10/2003	06/10/2004 - 06/09/2013
	2,344,000	-	-	420,000	1,924,000	2.650	06/10/2003	06/10/2005 - 06/09/2013
	2,916,000	-	-	494,000	2,422,000	2.650	06/10/2003	06/10/2006 - 06/09/2013
	194,000	-	40,000	6,000	148,000	2.785	08/20/2003	08/20/2004 - 08/19/2013
	14,000	-	-	6,000	8,000	2.785	08/20/2003	08/20/2005 - 08/19/2013
	16,000	-	-	8,000	8,000	2.785	08/20/2003	08/20/2006 - 08/19/2013
	150,000	-	26,000	34,000	90,000	3.300	09/19/2003	09/19/2004 - 09/18/2013
	158,000	-	-	36,000	122,000	3.300	09/19/2003	09/19/2005 - 09/18/2013
	172,000	-	-	40,000	132,000	3.300	09/19/2003	09/19/2006 - 09/18/2013
	-	198,000	-	-	198,000	4.150	01/27/2004	01/27/2005 - 01/26/2014
	-	198,000	-	-	198,000	4.150	01/27/2004	01/27/2006 - 01/26/2014
	-	204,000	-	-	204,000	4.150	01/27/2004	01/27/2007 - 01/26/2014
	-	1,314,000	-	-	1,314,000	4.500	06/16/2004	06/16/2005 - 06/15/2014
	-	1,338,000	-	-	1,338,000	4.500	06/16/2004	06/16/2006 - 06/15/2014
	-	1,348,000	-	-	1,348,000	4.500	06/16/2004	06/16/2007 - 06/15/2014
	-	10,000	-	-	10,000	4.850	07/07/2004	07/07/2005 - 07/06/2014
	-	10,000	-	-	10,000	4.850	07/07/2004	07/07/2006 - 07/06/2014
	-	10,000	-	-	10,000	4.850	07/07/2004	07/07/2007 - 07/06/2014
	-	28,000	-	-	28,000	4.235	08/17/2004	08/17/2005 - 08/16/2014
	-	34,000	-	-	34,000	4.235	08/17/2004	08/17/2006 - 08/16/2014
	-	1,000,000	-	-	1,000,000	4.305	09/30/2004	09/30/2004 - 09/29/2014
	-	434,000	-	-	434,000	4.875	12/30/2004	12/30/2004 - 12/29/2014
	38,698,000	6,126,000	7,453,000	3,470,000	33,901,000			
其他 Others	-	1,860,000	-	20,000	1,840,000	4.150	01/27/2004	01/27/2005 - 01/26/2014
	-	2,100,000	-	-	2,100,000	4.975	12/29/2004	12/29/2004 - 12/28/2014
	-	3,960,000	-	20,000	3,940,000			
合計 Grant Total	76,438,000	10,086,000	8,393,000	3,490,000	74,641,000			

附註：

1. 購股權授出日前一天之股份收市價如下：

購股權授出日	授出購股權前一天之每股股份收市價
二零零四年一月二十七日	港幣四元四角七仙五
二零零四年六月十六日	港幣四元三角二仙五
二零零四年七月七日	港幣四元七角五仙
二零零四年八月十七日	港幣四元零五仙
二零零四年九月三十日	港幣四元一角七仙五
二零零四年十二月二十九日	港幣四元八角五仙
二零零四年十二月三十日	港幣四元九角七仙五

2. 有關連續合約僱員已行使之購股權於緊接行使日前之加權平均股份收市價為港幣四元五角四仙。

Notes:

1. The closing prices of the shares immediately before the dates on which the options were granted were as follows:

Date of grant	Closing price per share immediately before the date of grant
January 27, 2004	HK$4.475
June 16, 2004	HK$4.325
July 7, 2004	HK$4.750
August 17, 2004	HK$4.050
September 30, 2004	HK$4.175
December 29, 2004	HK$4.850
December 30, 2004	HK$4.975

2. The weighted average closing price of the share immediately before the dates on which the options were exercised by the Continuous Contract Employees was HK$4.54.

購股權價值

購股權授予時，在財務報表上並不會確認，但只會於行使時才確認。於二零零四年財政年度授出之購股權之每股公平價值為港幣一元六角三仙。該公平價值乃採用柏力克．舒爾斯期權定價模式，並於授出日採用以下之假設數據計算：

無風險利率：百分之三點六至四點六（於授出日之十年期外匯基金債券的大約孳息）

預期股息：歷史股息平均每股為港幣二角一仙

預期波幅：歷史波幅為百分之四十二至五十

預期有效期：十年

柏力克．舒爾斯期權定價模式的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權之公平價值。此外，該期權定價模式亦須視乎若干高度主觀假設數據，包括預期股價波幅。任何主觀假設數據倘出現任何變動均會對購股權之公平價值造成重大影響。

VALUATION OF SHARE OPTIONS

The share options granted are not recognized in the financial statements until they are exercised. The fair value per share option granted during the fiscal year 2004 is HK$1.63. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.6 – 4.6 percent, being the approximate yield of 10-year Exchange Fund Note on the grant date
Expected dividend	average historical dividends of 21 HK cents per share
Expected volatility	42 – 50 percent based on historical volatility
Expected life	10 years

The Black-Scholes option pricing model is developed to estimate the fair value of publicly traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Any changes in the subjective input assumptions may materially affect the estimation of the fair value of an option.



茲通告佐丹奴國際有限公司(「本公司」)謹訂於二零零五年四月二十九日(星期五)上午十一時正假座香港九龍長沙灣道七七七至七七九號天安工業大廈三樓B座舉行股東週年大會，處理下列事項：

作為普通事項：

一、省覽截至二零零四年十二月三十一日止年度之經審核財務報表、董事會及核數師報告書；

二、宣布派發截至二零零四年十二月三十一日止年度之末期股息；

三、宣布派發截至二零零四年十二月三十一日止年度之特別末期股息；

四、重選退任董事；

五、重新委聘核數師及授權董事會釐定其酬金；

作為特別事項：

六、考慮並酌情通過或經修訂後通過下列決議案為普通決議案：

「**動議**：

(A) 無條件授予本公司董事一項一般性授權，可於有關期間內配發、發行或處理本公司股本中之額外股份，並作出或授予可能須行使該等權力之建議、協議及購股權，惟須符合下列條件：

(a) 該項授權之有效期不可超越有關期間，但本公司董事可在有關期間內作出或授予可能於有關期間內或屆滿後行使該等權力之建議、協議及購股權；及

NOTICE IS HEREBY GIVEN that the annual general meeting of Giordano International Limited ("Company") will be held at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong on Friday, April 29, 2005 at 11:00 a.m. for the following purposes:

As ordinary business:

1. To receive and consider the audited consolidated financial statements and the reports of the directors and auditors for the year ended December 31, 2004;

2. To declare a final dividend for the year ended December 31, 2004;

3. To declare a special final dividend for the year ended December 31, 2004;

4. To re-elect retiring directors;

5. To re-appoint the auditors and to authorize the directors to fix their remuneration;

As special business:

6. To consider and, if thought fit, pass, with or without modifications, the following resolution as an Ordinary Resolution:

"**THAT**:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to allot, issue or otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the directors of the Company may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers at any time during or after the end of the Relevant Period; and



(b) 本公司董事依據上述授權而配發、發行或處理本公司股本中之股份面值總額不得超過本公司於通過本決議案當日已發行股本面值總額之百分之二十，惟依據(i)供股；或(ii)依據本公司所發行賦有權力認購或購買本公司股份之認股權證或其他證券之條款而行使認購權或兑換股權；或(iii)根據本公司股東採納之任何購股權計劃，向合資格人士授出可認購本公司股份之購股權，而該等人士因行使有關購股權所發行之股份；或(iv)根據本公司細則訂立之以股代息或其他類似計劃而發行之股份除外；及

(B) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日起至下列最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司細則或百慕達適用之法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(c) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所給予之授權。

「供股」乃指本公司董事於所定期間內，向指定記錄日期名列股東名冊之股份持有人按彼等當時之持股比例向彼等提出之股份發售建議(惟本公司董事有權就零碎配額，或就考慮任何香港以外地區但適用於本公司之法律及法規下之限制或責任或任何認可管制機構或任何證券交易所之規定後，作出其認為必須或權宜取消若干股東在此方面之權利或作出其他安排)。」；

(b) the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the directors of the Company pursuant to such mandate, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of rights of subscription or conversion under the terms of any warrants or other securities issued by the Company carrying a right to subscribe for or purchase shares of the Company; or (iii) the exercise of any option under any share option scheme of the Company adopted by its shareholders for the grant or issue to eligible persons options to subscribe for or rights to acquire shares of the Company; or (iv) any scrip dividend or other similar scheme implemented in accordance with the Bye-Laws of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on its Register of Members on a fixed record date in proportion to their holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or stock exchange in any territory outside Hong Kong).";

七、考慮並酌情通過或經修訂後通過下列決議案為普通決議案：

「動議：

(A) 無條件授予本公司董事一項一般性授權，可於有關期間內行使本公司一切權力購回本公司股本中之股份，惟須符合下列條件：

(a) 根據該項授權行使一切權力，惟須遵守所有適用法例及香港聯合交易所有限公司證券上市規則或任何其他適用之證券交易所規定；及

(b) 本公司依據上述授權而購回之本公司股本中之股份面值總額，不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十；及

(B) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日起至下列最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司細則或百慕達適用之法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(c) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所給予之授權。」；及

7. To consider and, if thought fit, pass, with or without modifications, the following resolution as an Ordinary Resolution:

"**THAT**:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to exercise all powers of the Company to purchase shares in the capital of the Company subject to the following conditions:

(a) the exercise of all powers pursuant to such mandate shall be subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other applicable stock exchange; and

(b) the aggregate nominal amount of shares in the share capital of the Company which may be purchased pursuant to such mandate shall not exceed ten percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."; and


95

八、考慮並酌情通過或經修訂後通過下列決議案為普通決議案：

「**動議**在上述第六及七項決議案獲通過後，批准本公司董事擴大獲授予在有關期間（按該決議案之定義）配發、發行或處理本公司之額外股份之一般授權，使根據該項一般授權可配發、發行或處理之本公司股份面值總額增加，而加幅等於本公司董事行使本公司權力所購回之股份面值總額，惟該增幅不可超逾本公司於通過本決議案當日已發行股本面值總額之百分之十。」

承董事會命
姚婉華
公司秘書

香港，二零零五年四月四日

附註：

(i) 凡有權出席上文通告所召開之大會並於大會上投票之股東，均有權委派一位或以上之代表代其出席會議，並於按點算股數方式表決時代其投票。受委代表毋須為本公司股東。

(ii) 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會指定舉行時間最少四十八小時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

8. To consider and, if thought fit, pass, with or without modifications, the following resolution as an Ordinary Resolution:

"**THAT** subject to the passing of the above resolutions numbered 6 and 7, the general mandate granted to the directors of the Company to allot, issue, or otherwise deal with additional shares of the Company during the Relevant Period (as defined in that Resolution) be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the directors of the Company pursuant to their exercise of the powers of the Company to purchase such shares, provided that such amount shall not exceed ten percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

By order of the Board
YIU Yuen Wah, Christiana
Company Secretary

Hong Kong, April 4, 2005

Notes:

(i) A shareholder entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a shareholder of the Company.

(ii) To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting and any adjourned meeting.

(iii) 本公司將由二零零五年四月二十六日(星期二)至二零零五年四月二十九日(星期五)(首尾兩日包括在內)暫停辦理股份過戶登記手續。為確定有權收取擬派之末期及特別末期股息(派發日期約為二零零五年五月十三日(星期五)),及具資格出席本公司所舉行之股東週年大會,所有過戶文件連同有關股票最遲須於二零零五年四月二十五日(星期一)下午四時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司,地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下,辦理登記手續。

(iii) The Register of Members of the Company will be closed from Tuesday, April 26, 2005 to Friday, April 29, 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final and special final dividends (which will be payable on or about Friday, May 13, 2005) and for attending the forthcoming Annual General Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Monday, April 25, 2005.

(iv) 有關上述第七項之決議案,股東請參閱年報中所附載的「説明函件」。

(iv) Shareholders are recommended to read the Explanatory Statement appended to the annual report which contains important information concerning the above resolution no. 7.

(v) 根據公司細則第七十條,以下人士可要求按點算股數方式進行表決:(a)有關大會主席;或(b)至少三名出席股東、或倘為一名公司股東則為獲公司正式授權代表、或於當時有權於大會投票之委任代表;或(c)任何一名或多名出席股東、或倘為一名公司股東則為獲公司正式授權代表或委任代表,彼或彼等須代表可於大會投票之所有股東之總投票權十分之一或以上;或(d)任何一名或多名出席股東、或倘為一名公司股東則為獲公司正式授權代表或委任代表,並持有附帶權利可於大會投票之已繳股款股份,合共股數須可代表相等於附帶該項權利之所有已繳股款股份之十分之一或以上。

(v) Pursuant to Bye-law 70 of the Bye-laws, a poll may be demanded by: (a) the chairman of such meeting; (b) at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; (c) a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or (d) a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

(vi) 就上述第七項決議案而言,董事目前並無意購回本公司之任何現有股份。

(vi) In relation to the above resolution no. 7, the directors wish to state that they have no immediate plan to repurchase any existing shares of the Company.



香港聯合交易所有限公司對下列資料的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因下列全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of the following information, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of the following information.

購回股份授權

以下說明函件乃遵照香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)向佐丹奴國際有限公司(「本公司」)股東提供資料，以便股東考慮是否批准授予本公司董事(「董事」)一般性授權購回本公司股份(「購回股份授權」)。倘若購回股份授權在本公司擬於二零零五年四月二十九日舉行之股東週年大會(「二零零五年股東週年大會」)上獲得通過，董事將獲得一般性授權，以便在直至本公司下屆股東週年大會或在相關普通決議案中所列明之較早期間內，隨時購回本公司股本中已發行並全數繳付之每股面值港幣五仙之普通股股份(「股份」)，最多不超過於決議案通過當日本公司已發行股本之百分之十。

SHARE REPURCHASE MANDATE

The following is the explanatory statement, as required by the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") to provide information to shareholders of Giordano International Limited ("Company") for their consideration of the proposed granting of a general mandate to the Company's directors ("Directors") to repurchase shares of the Company ("Share Repurchase Mandate"). The Share Repurchase Mandate, upon obtaining shareholders' approval at the Company's annual general meeting to be held on April 29, 2005 ("2005 Annual General Meeting"), gives a general authority to the Directors to repurchase, at any time until the next annual general meeting of the Company or such earlier period as stated in the relevant resolution, the issued and fully paid-up ordinary shares of HK$0.05 each in the capital of the Company ("Shares"), up to a maximum of ten percent of its issued share capital at the date of passing of the relevant resolution.

(A) 建議購回股份授權

建議董事可行使本公司之權力購回之股份數目不得超過購回股份授權決議案通過之日本公司已發行股份之百分之十。於二零零五年三月二十二日，即本年報付印之前最後可行日期(「最後可行日期」)，本公司已發行股份數目為十四億五千二百二十二萬五千五百一十八股。倘若購回股份授權之決議案獲通過，並假定本公司在二零零五年股東週年大會舉行前再無發行或購回股份之情況下，本公司根據購回股份授權可購回最多一億四千五百二十二萬二千五百五十一股股份。

(A) Proposed Share Repurchase Mandate

It is proposed that the Directors may exercise the powers of the Company to repurchase up to ten percent of the Shares in issue as at the date of passing of the resolution to approve the granting to the Directors the Share Repurchase Mandate. As at March 22, 2005, being the latest practicable date prior to the printing of this annual report ("Latest Practicable Date"), the number of Shares in issue was 1,452,225,518 Shares. Subject to the passing of the proposed resolution for approving the Share Repurchase Mandate and on the basis that no further Shares are issued or repurchased by the Company prior to the date of the 2005 Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase up to a limit of 145,222,551 Shares.

(B) 購回原因

董事深信倘若股東授予董事該一般性授權在市場購回股份，可為本公司及其股東帶來最佳利益。該購回只會當董事根據市場實況及資金安排，認為購回股份可增加本公司資產淨值及/或每股盈利及對本公司及其股東有裨益時，才會進行。

(B) Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from shareholders of the Company to repurchase Shares in the market. A repurchase of Shares may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per share and will only be made when the Directors believe that such repurchase will benefit the Company and its shareholders.

(C) 購回之資金

購回任何股份所需之資金，必須是依據百慕達法例及本公司組織章程大綱及細則所規定可合法用於該用途之資金。董事建議根據購回股份授權而作出之股份購回將由本公司之內部資源或現有之銀行信貸支付。

對比本公司於其截至二零零四年十二月三十一日止年度之經審核財務報表所披露之狀況而言，購回股份授權倘若全面付諸實行，可能會對本公司之營運資金或負債情況有重大之不利影響。惟董事祇在彼等認為行使該授權並不會導致此等重大不利影響之情形下才會行使是項權力。

(C) Funding of Repurchases

Repurchases must be funded out of funds legally available for such purposes in accordance with the laws of Bermuda and the Memorandum of Association and Bye-Laws of the Company. The Directors propose that repurchases of Shares under the Share Repurchase Mandate would be financed from the Company's internal resources or existing banking facilities.

Whilst the Share Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the Company's audited financial statements for the year ended December 31, 2004, the Directors expect to exercise such mandate if and to such extent only as they are satisfied that the exercise thereof will not have such a material adverse impact.

(D) 股價

過去十二個月每月在聯交所錄得每股股份之最高及最低價如下：

(D) Share Prices

The highest and lowest prices per Share at which Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

		最高 Highest	最低 Lowest
		港元 HK$	*港元 HK$*
二零零四年	**2004**		
三月	March	5.250	4.300
四月	April	5.300	4.025
五月	May	4.800	3.775
六月	June	4.925	4.275
七月	July	5.150	4.475
八月	August	4.750	3.900
九月	September	4.700	4.100
十月	October	4.550	4.100
十一月	November	4.925	4.200
十二月	December	5.100	4.625
二零零五年	**2005**		
一月	January	5.000	4.525
二月	February	5.400	4.725

(E) 一般資料

倘若股東授予董事購回股份授權，現時董事或(在董事作出一切合理查詢後確知)其任何聯繫人士(按上市規則定義)概無意將股份售予本公司。

董事已向聯交所作出承諾，將根據上市規則、百慕達法例及本公司組織章程大綱及細則，按照購回股份授權行使本公司購回股份之權力。

倘若股東授予董事購回股份授權，本公司之有關連人士(按上市規則定義)現時並無向本公司表示有意將股份售予本公司，而所述人士亦無承諾不會將任何該股份售予本公司。

(E) General Information

There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors who have a present intention to sell Shares to the Company in the event that the Share Repurchase Mandate is granted by shareholders.

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make repurchases pursuant to the Share Repurchase Mandate in accordance with the Listing Rules, the laws of Bermuda and the Memorandum of Association and Bye-Laws of the Company.

No connected person of the Company (as defined in the Listing Rules) have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the Share Repurchase Mandate is granted by shareholders.

於最後可行日期前六個月內，本公司概無在聯交所或以其他方式購回任何股份。

During the six months prior to the Latest Practicable Date, the Company had not repurchased any of the Shares whether on the Stock Exchange or otherwise.

倘若因本公司根據購回股份授權行使購回股份之權力，而使股東所佔本公司投票權比例增加，則根據香港公司收購及合併守則(「收購守則」)第三十二條，該項增加將被視作一項收購。因此，某股東或一群一致行動之股東可取得或鞏固公司控制權，則須根據收購守則第二十六及第三十二條提出強制收購建議。

If a shareholder's proportionate interest in the voting rights of the Company increases on the Company exercising its powers to repurchase Shares pursuant to the Share Repurchase Mandate, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code of Takeovers and Mergers ("Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

下列股東於最後可行日期已根據證券及期貨條例(「該條例」)第XV部第二及第三分部向本公司披露，並已根據該條例第三百三十六條列入記錄於本公司存置之登記冊，擁有本公司之股份或相關股份之權益或淡倉，及倘若董事行使全部權力購回股份，各自股本中之權益會增加如下：

The interests or short positions of the following shareholders in the shares or underlying shares of the Company which have been disclosed to the Company, at the Latest Practicable Date, pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") and have been recorded in the register kept by the Company pursuant to section 336 of the SFO; together with the respective total interests would be increased in the event that the Directors exercise in full the Share Repurchase Mandate:

名稱 **Name**	股份數目 **No. of shares**	權益百分率概約 **Approximate percentage of interests**	若行使全部購回股份授權之權益百分率概約 **Approximate percentage of interests if the Share Repurchase Mandate is exercised in full**
Aberdeen Asset Management Asia Ltd	198,241,000	13.65%	15.17%
JPMorgan Chase & Co.	173,213,681	11.93%	13.25%
State Street Corporation	103,684,562	7.14%	7.93%
Harris Associates L.P.	96,932,800	6.67%	7.42%
Matthews International Capital Management, LLC	87,683,000	6.04%	6.71%
Threadneedle Asset Management Ltd.	73,648,000	5.07%	5.63%

因此，董事並不知悉，任何因根據購回股份授權購回股份，而就收購守則而言可能出現之情況。

Accordingly, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchase made under the Share Repurchase Mandate.

根據本公司細則，本公司董事歐文柱先生、馮永昌先生及鄺其志先生將於二零零五年股東週年大會上退任，並均願膺選連任。以下乃該等董事之個人資料簡介供股東參考：

In accordance with the Bye-Laws of the Company, Mr. Au Man Chu, Milton, Mr. Fung Wing Cheong, Charles and Mr. Kwong Ki Chi, Directors of the Company, will retire from office at the 2005 annual general meeting and will offer themselves for re-election. The following are the brief biographical particulars of each of these Directors for the shareholders' information:

歐文柱先生 *(獨立非執行董事)*，現年五十四歲，於二零零零年十二月十一日加入本公司；彼亦為本公司審核委員會成員。歐先生持有加拿大阿伯特大學商業學學士學位，及為加拿大特許會計師公會會員。彼擁有超過二十五年財務及管理的經驗。歐先生於一九九五年十二月一日至二零零三年十二月三十一日期間為Noble Group Limited(一間於新加坡上市之公司)之執行董事；並自二零零四年一月一日起為該公司其中之一位非執行董事。

Mr. AU Man Chu, Milton *(Independent Non-executive Director)*, aged 54, joined the Company on December 11, 2000 and is a member of the Audit Committee of the Company. Mr. Au holds a Bachelor of Commerce degree from the University of Alberta in Canada and is a member of the Canadian Institute of Chartered Accountants. He has over 25 years of experience in finance and management. Mr. Au was an executive director of Noble Group Limited, a company listed in Singapore, from December 1, 1995 to December 31, 2003 and since January 1, 2004, he has been appointed as one of its non-executive directors.

歐先生與本公司之任何董事、高級管理人員或主要股東概無任何關連。於二零零五年三月二十二日，彼亦無持有(按證券及期貨條例第XV部之涵義)本公司任何股份之權益。

Mr. Au is not connected with any directors, senior management or substantial shareholders of the Company, and, as at March 22, 2005, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

本公司與歐先生之間並無任何服務合約，而彼亦須按本公司之細則輪值告退及膺選連任。歐先生每年之董事酬金為港幣二十七萬五千元。

There is no service contract entered into between the Company and Mr. Au. He is subject to retirement by rotation and re-election pursuant to the Bye-Laws of the Company. He is entitled to receive an annual director's fee of HK$275,000.

馮永昌先生 *(執行董事)*，現年四十三歲，於一九八八年加入本集團，並自一九九七年二月十一日起在本公司擔任現職銜。馮先生亦為本集團台灣業務之總經理及出任本集團若干附屬公司之董事。彼持有香港大學學士學位及新加坡國立大學工商管理碩士學位。於加入本集團前，馮先生有五年房地產業務經驗。

Mr. FUNG Wing Cheong, Charles *(Executive Director)*, aged 43, joined the Group in 1988 and has assumed the current position in the Company since February 11, 1997. Mr. Fung is also the General Manager of the Group's operations in Taiwan and director of certain subsidiaries of the Group. He holds a bachelor degree from the University of Hong Kong and an MBA degree from the National University of Singapore. Before joining the Group, Mr. Fung had worked for five years in the real estate business.

馮先生於過往三年並無於其他上市公司擔任任何董事職務。彼與本公司之任何董事、高級管理人員或主要股東概無任何關連。於二零零五年三月二十二日，除持有本公司九十二萬二千股股份及擁有購股權可認購本公司五百九十萬股股份(合共約佔本公司現時已發行股本百分之零點四七)外，彼並無於本公司擁有按證券及期貨條例第XV部中所指之任何其他股份之權益。

Mr. Fung did not hold any directorships in other listed company in the last three years. He is not connected with any directors, senior management or substantial shareholders of the Company. As at March 22, 2005, apart from holding 922,000 shares and an interest in the options to subscribe for 5,900,000 shares of the Company (in aggregate representing about 0.47% of the existing issued share capital of the Company), Mr. Fung does not have any other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

本公司與馮先生之間並無任何服務合約，惟馮先生須按本公司之細則輪值告退及膺選連任。彼現時之薪酬為每年港幣一百八十萬元。若彼能達到既定表現指標時，可獲額外獎金。彼亦可獲發酌情酬金、享有僱主繳納之公職金供款及房屋津貼。

There is no service contract entered into between the Company and Mr. Fung. He is subject to retirement by rotation and re-election in accordance with the Bye-Laws of the Company. The current remuneration of Mr. Fung is HK$1,800,000 per annum. He is also entitled to an additional bonus upon achieving certain performance targets, discretionary bonus, provident fund contributed by employer and housing allowance.

鄺其志先生，GBS，JP *(獨立非執行董事)*，現年五十四歲，於二零零四年四月二十六日加入本公司為獨立非執行董事；彼亦為本公司審核委員會成員。鄺先生在香港大學畢業，持有物理及數學理學士學位，亦在英國劍橋大學獲取經濟及政治發展(Economics and Politics of Development)哲學碩士學位。彼在香港政府服務二十七年，主要擔任經濟及金融事務之職位。彼於一九九五年至一九九八年擔任庫務司/庫務局局長，主要負責公共財政事務；及於一九九八年至二零零零年三月擔任資訊及廣播局局長，主要負責資訊科技、電信及廣播事務。隨著香港聯合交易所、香港期貨交易所及其相關結算所改革及合併，鄺先生於二零零零年三月離開香港政府加入香港交易及結算所有限公司擔任執行董事及首位行政總裁；彼於二零零三年四月卸任。於二零零四年一月至七月期間，鄺先生受聘為新昌國際集團之董事總經理；並分別於二零零四年一月至八月及二零零四年一月至九月期間出任新昌營造集團有限公司(「新昌營造」)及新昌管理集團有限公司(「新昌管理」)之替代董事，該兩間公司均於香港聯合交易所上市。鄺先生現時為偉新(國際)有限公司之董事總經理、新昌營造及新昌管理之非執行董事及於納斯達克(NASDAQ)上市之chinadotcom corporation之獨立非執行董事。

Mr. KWONG Ki Chi, GBS, JP *(Independent Non-executive Director)*, aged 54, joined the Company as an Independent Non-executive Director on April 26, 2004 and is a member of the Audit Committee of the Company. Mr. Kwong graduated from The University of Hong Kong with a Bachelor of Science degree in Physics and Mathematics and was awarded a Master of Philosophy degree in Economics and Politics of Development by the University of Cambridge, England. He has served in the Government of Hong Kong for 27 years and held positions principally in the economic and financial fields. He was the Secretary for the Treasury from 1995 to 1998, with responsibility for the public finances, and Secretary for Information Technology and Broadcasting from 1998 to March 2000, with responsibility for information technology, telecommunications and broadcasting. He left the Government of Hong Kong in March 2000 to join the Hong Kong Exchanges and Clearing Limited as its executive director and first Chief Executive, following the demutualization and merger of the Stock Exchange of Hong Kong ("Stock Exchange"), the Hong Kong Futures Exchange and their associated clearing houses. He retired in April 2003. From January to July 2004, he was the managing director of Hsin Chong International Holdings Ltd.. He was also an alternate director of Hsin Chong Construction Group Ltd. ("Hsin Chong") from January to August 2004 and Synergis Holdings Limited ("Synergis") from January to September 2004, the shares of both Hsin Chong and Synergis are listed on the Stock Exchange. Mr. Kwong is currently the managing director of Hongkong Sales (Int'l) Limited. He is also a non-executive director of both Hsin Chong and Synergis and an independent non-executive director of chinadotcom corporation, the shares of which are listed on the NASDAQ.

鄺先生為香港非官守太平紳士及獲香港特別行政區政府頒授金紫荊星章。彼亦擔任多項公職，包括香港中文大學校董會校董及香港公益金董事會董事。

Mr. Kwong is a non-official Justice of the Peace in Hong Kong and has been awarded the Gold Bauhinia Star by the Government of the Hong Kong Special Administrative Region. He holds a number of public service positions, including Council Member of the Chinese University of Hong Kong and Board Director of the Hong Kong Community Chest.

鄺先生與本公司之任何董事、高級管理人員或主要股東概無任何關連。於二零零五年三月二十二日，彼亦無持有(按證券及期貨條例第XV部之涵義)本公司任何股份之權益。

Mr. Kwong is not connected with any directors, senior management or substantial shareholders of the Company, and, as at March 22, 2005, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

本公司與鄺先生之間並無任何服務合約，而彼亦須按本公司之細則輪值告退及膺選連任。鄺先生每年之董事酬金為港幣十三萬七千五百元。

There is no service contract entered into between the Company and Mr. Kwong. He is subject to retirement by rotation and re-election pursuant to the Bye-Laws of the Company and is entitled to receive an annual director's fee of HK$137,500.

GIORDANO

www.giordano.com.hk

Giordano International Limited
(Incorporated in Bermuda with limited liability)
5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon Hong Kong